

CIVISTA
BANCSHARES, INC.

ANNUAL
REPORT
2023

Three-Year Condensed Consolidated Financial Summary

	2023	2022	2021
Earnings			
Net Income (000)	$42,964	$39,427	$40,546
Per Common Share Earnings			
Available To Common Shareholders			
Basic and Diluted	$2.73	$2.60	$2.63
Book Value	$23.70	$21.92	$23.75
Dividends Paid	$0.61	$0.56	$0.52
Balances			
Assets (millions)	$3,861.4	$3,639.4	$3,102.3
Deposits (millions)	$2,985.0	$2,620.0	$2,416.7
Net Loans (millions)	$2,826.3	$2,620.5	$2,062.6
Shareholders' Equity (millions)	$372.0	$334.8	$355.2
Performance Ratios			
Return On Average Assets	1.16%	1.18%	1.29%
Return On Average Equity	12.50%	12.47%	11.61%
Equity Capital Ratio	9.63%	9.20%	11.45%
Net Loans To Deposit Ratio	94.68%	100.02%	85.35%
Loss Allowance To Total Loans	1.30%	1.08%	1.28%



Net Income ($ in millions)



Earnings Per Share Diluted



Return on Average Equity



Year In Review

A Message from Dennis Shaffer,
President and Chief Executive Officer

Dear Fellow Shareholders,

Every year brings different challenges and the year 2023 was no different for those in the banking industry. Bankers dealt with an uncertain economy, rising interest rates and larger regional bank failures. Throughout it all, Civista employees remained focused on our core mission of improving the financial lives of our customers and shareholders and in making a difference in the communities that we serve. It is this focus that once again led to another outstanding year.

FINANCIAL PERFORMANCE HIGHLIGHTS

For the year, we earned record net income of $43.0 million, or $2.73 per diluted share, compared to $39.4 million, or $2.60 per diluted share, in 2022. This represents a 9% increase over last year's performance. The bank is approximately $3.9 billion in asset size, which is an increase of 6.1% from year end 2022.

The year was highlighted by strong organic loan growth. Loans and Leases, net of adjusted participations, grew by $315 million, or 12.4% annually. Demand came from all areas of our footprint, as we continue to strengthen market share in most of our rural markets and add new customers in our urban markets.

Despite uncertainties associated with the economy and the higher interest rate environment, our credit quality continues to remain strong and delinquencies and charge-offs remain at relatively low levels. Our allowance for loan losses to loans ratio was 1.30% at year end, compared to 1.08% at December 31, 2022.

The bank's net interest margin peaked in December 2022. As a result, the bank's net interest margin did increase 5 basis points to 3.70% for the 12 months

---

The year was highlighted by strong organic loan growth. Loans and Leases, net of adjusted participations, grew by $315 million, or 12.4% annually.

of 2023, compared to 3.65% for the same period a year ago.

Total deposits increased $365 million, or 13.9%, for the year. However, the growth is primarily related to an increase of $455 million in brokered time deposits, which we used to fund our loan growth.

Deposit gathering and pricing have become extremely competitive. Civista's deposit costs for the fourth quarter 2023 were 179 basis points compared to 22 basis points for the fourth quarter 2022. This increase is primarily related to the 525 basis points in Federal Reserve rate increases over the last 18 months and the regional bank failures that happened in March 2023 as banks paid higher rates to retain current customers and attract new ones.

> At Civista, we have established a strong risk management culture and framework which helps us grow in a responsible manner. We are proactive in our approach to identifying, assessing and mitigating risks, which provides a solid foundation for sound decision making.

As a result, even though we had net interest margin expansion year-over-year, we did start to see net interest margin contraction throughout much of the year due to higher interest expense. Much of the expense is the result of a greater reliance on wholesale funding to keep up with our strong loan demand and customers shifting out of non-interest bearing deposits to interest bearing deposits.

Growth remains a priority for us. As we grow, we want to do so in a profitable manner, ensuring that our investment is earned back in a reasonable period of time and accretive to our earnings. Continued profitable growth will make us more efficient by helping us leverage recent and future technology investments and offsetting rising compliance and regulatory costs.

At Civista, we have established a strong risk management culture and framework which helps us grow in a responsible manner. We are proactive in our

approach to identifying, assessing and mitigating risks, which provides a solid foundation for sound decision making. And we continuously monitor, evaluate and refine our risk management strategies, to ensure that we are adaptable to meet the emerging challenges facing our industry.

Each year, we continue to invest significant dollars in technology to help us improve efficiencies and customer satisfaction. In 2023, we migrated our AI-based chatbot to a new platform. This new platform lays the foundation for growing our digital presence at a significantly lower incremental cost with improved customer satisfaction. We also made significant strides in establishing Robotic Process Automation (RPA) in 2023. Several processes have been automated resulting in improved efficiency and quality.

As we look ahead to 2024, we are set to launch our new digital small business lending platform which streamlines our existing process providing quicker decisioning and greater satisfaction for both customers and employees. We also plan to introduce a new omnichannel origination solution enabling us to expand into new consumer markets while driving efficiency.

We remain committed to enhancing the customer experience at every interaction. Several enhancements this year included expanding electronic signature (e-sign) capability for such services as wire transfer; and the addition of mortgage text notifications, which quickly alert applicants to the status of their loan application and requests for additional information.

We also added the ability for large depositors to diversify their balances in money market funds and certificate of deposits through the IntraFi® Network of participating banks. This allows customers to maintain FDIC coverage for balances greater than the standard $250,000 FDIC maximum limit while working exclusively with Civista. Reciprocal deposits flow back to Civista, enabling Civista to continue to support more lending opportunities in the community.

WELCOME TO NEW DIRECTORS

Other highlights in 2023 included the election of two new directors at our April 18, 2023 Annual Meeting. Joining the Civista Bancshares, Inc. and Civista Bank Board of Directors are Darci L. Congrove and Mark J. Macioce. Ms. Congrove is Managing Director of GBQ Partners, LLC, a regional accounting firm in Columbus. Mr. Macioce is Vice President and Chief Information

Officer for MASCO Corporation, parent company of Kichler Lighting located in Solon, Ohio. They replaced William F. Ritzmann and Daniel J. White, who both retired from the corporate and bank boards in April. Also, retiring from the bank board was Barry W. Boerger. I want to recognize and thank Mr. Ritzmann, Mr. White, and Mr. Boerger for their many years of service to our organization.



GROWTH BY DIVERSIFICATION

In October 2022, Civista acquired Vision Financial Group, Inc. (VFG), a small ticket, business equipment leasing and finance company based in Pittsburgh, PA. On September 1, 2023, with the goal of gaining both operational and business development synergies, we merged the VFG subsidiary into the bank and began operating under the name of Civista Leasing & Finance. We believe this integration will continue to enhance revenue opportunities and expand our client services across Civista business lines.

INVESTING IN OUR EMPLOYEES

We also continue to invest in our employees as they are our greatest resource and the reason for our success. Civista University, a new online learning management system, was launched in January 2023 which provides personalized training and career development for our employees. Several of our young leaders attended and graduated from bank management schools hosted by bank trade associations. We've also created an Innovation Resource Group, where employees come together to exchange ideas and bring new ways to look at issues and drive innovation.

In October, we held our second annual all-employee Day of Learning at The Ohio State University in Columbus. We had over 500 employees in attendance and our

Civista Bank 2023 Day of Learning, The Ohio State University



Civista was well-represented at the Ohio Bankers League "Women in Banking Conference."

agenda included two keynote speakers: Harry Miller, who led a discussion on mental health under his "Don't Make it Weird" mantra, and motivational speaker, Roy Hall, Jr., who spoke about leadership. There was also a question-and-answer session with myself and several members of my executive team. This 'Civista Crew at the Shoe' themed day was capped off with an employee networking event at the OSU stadium, where employees participated in punt-pass-and kick games, facility tours and a team photo on the field. This day is truly a highlight of our continuous learning, development, and employee engagement initiatives.

INVESTING IN OUR COMMUNITIES

Civista and its employees continue to donate significant dollars in all the communities that we serve. In addition, our employees donate their time serving in leadership roles or as active volunteers at hundreds of organizations where we live and work. Specific employee driven charitable fund-raising events during the year included Casual for a Cause, where

Employees volunteered at Care and Share of Erie County.



VOLUNTEER
CIVISTA
BANK
Employees volunteered at The Foodbank, Inc., Dayton.

employees donate money monthly to a local charity of choice to dress casually; and Holiday Happenings, where employees donate items that are auctioned off during the holiday season with all proceeds donated to local charities. Civista employees are also significant contributors to the local United Way campaign in all our markets. In the case of United Way and our Holiday Happenings campaign, the company provided matching contributions to the designated charities. We, as an organization, take great pride in being a community leader and through volunteerism hope to make a difference in the communities that we serve.

AWARDS & RECOGNITION

I am pleased to report that we were again recognized in 2023, as one of the 2023 Best Banks to Work For and one of the 2023 Best Employers in Ohio. Both of these programs are coordinated with Best Companies Group in partnership with the American Banker publication and Crain's Cleveland Business Journal, respectively.







AMERICAN BANKER
2023 Best Banks to Work For

BEST EMPLOYERS IN OHIO
2023 CRAIN'S CLEVELAND BUSINESS
MULTI-YEAR WINNER
2023 ★ 2022 ★ 2021 ★ 2020 ★ 2019

OBL
Ohio Bankers League
Dennis Shaffer, President & CEO, accepts the 2023 Shining Star Award presented by the Ohio Bankers League.



Civista was honored as 2023 Large Business of the Year by the Dearborn County (IN) Chamber of Commerce.



Civista was named Business of the Month by the Village of West Liberty and the West Liberty Business Association.



Employee networking at our 2023 Day of Learning held at The Ohio State University.

We remain committed to enhancing the customer experience at every interaction.

We were also named and recognized by Bank Director Magazine for our 2023 financial performance, as one of The Best U.S. Banks. This recognition was for bank's ranging in asset size from $1 billion to $5 billion and included financial metrics measuring profitability, capital adequacy, asset quality and total shareholder return.

In closing, I am very pleased with our 2023 results and accomplishments. Our goal is to remain an independent community bank and our strong financial performance allows us to do so. As we move forward into a new year, I am confident that our disciplined approach to managing Civista and our long-term focus on driving shareholder value will continue to produce positive results.

As always, please read your proxy and vote your shares. The Annual Shareholder meeting is April 16, 2024, at 10 am and will be held at BGSU Firelands College – Cedar Point Center, One University Drive, Huron, Ohio. I encourage shareholders to attend. Thank you for your interest in our company. At Civista, we value relationships and seek to make a difference in our communities.

Warmest Regards,

Dennis G. Shaffer
President and Chief Executive Officer

Board of Directors

Civista Bancshares & Civista Bank



Front row: Congrove, Wise, Shaffer, Murray, Oliver, Mattlin, Miller.
Back row: Nickles, Bacon, Wurm, Perfect, Singer, Weaks, Macioce.

Dennis E. Murray Jr.
Chairman of the Board,
Civista Bancshares, Inc. and Civista Bank
Partner, Murray & Murray Co., LPA

Dennis G. Shaffer
President and CEO,
Vice-Chairman of the Board,
Civista Bancshares, Inc. and Civista Bank

John O. Bacon
President and CEO,
The Mack Iron Works Company

Darci L. Congrove
CPA - Managing Director,
GBQ Partners, LLC

Mark J. Macioce
Vice President, Chief Information Officer,
MASCO Corporation

Julie A. Mattlin
Principal and Owner,
DKMG Consulting, LLC.

James O. Miller
Former Chairman of the Board,
Civista Bancshares, Inc. and Civista Bank

Allen R. Nickles
Of Counsel, Payne, Nickles & Company

M. Patricia Oliver
Retired Partner, Tucker, Ellis, LLP
Founder, The Oliver Consulting Group

Clyde A. "Chip" Perfect, Jr.
President and CEO, Perfect North Slopes

Nathan E. Weaks
President, Automatic Feed Company

Harry Singer
President and CEO, Sandusco, Inc.
and ICM Distributing Company, Inc.

Lorina W. Wise
Chief Human Resources Officer,
Nationwide Children's Hospital

Gerald B. Wurm
President, Wurm's Woodworking Co.
and Creative Plastics International

DIRECTORS EMERITUS

James D. Heckelman
Retired, Founder of Dan-Mar Co., Inc.

David A. Voight
Former Chairman of the Board
and Former President and CEO,
Civista Bancshares, Inc. and Civista Bank



Sharing financial education
in local schools.

Vision:
Working together to be the community's trusted financial provider.

Mission:
To improve the financial lives of our customers, employees, and
shareholders, to make a difference in the communities that we serve.



Leadership
Civista Bancshares Executive Officers

Dennis G. Shaffer
*President and
Chief Executive Officer*

    

Robert L. Curry, Jr.
Chief Risk Officer

Richard J. Dutton
Chief Operating Officer

Russell L. Edwards
*Senior Vice President
Retail Banking*

Donna M. Waltz-Jaskolski
Customer Experience Officer

Carl A. Kessler III
Chief Information Officer

    

Todd A. Michel
Controller

Lance A. Morrison
*General Counsel &
Corporate Secretary*

Michael D. Mulford
Chief Credit Officer

Charles A. Parcher
Chief Lending Officer

Paul J. Stark
Chief Credit Officer

Retired December 2023

Civista Bank Senior Management Team

       

Richard Bast
Technology

Veronica Doucette
Human Resources

Richard Finneran
*Regional Market Executive,
North Central Ohio*

Douglas Greulich
Finance

Jodi Greulich
*Marketing and
Communications*

Robert Katitus
*Regional Market Executive,
Northeast Ohio*

Debora Kline
Strategic Initiatives

Jason Kuhnle
Wealth Management

        

Brenda Leal
Digital Banking

Michael Milchen
Underwriting

Retired December 2023

Jeffrey Rolfsen
Loan Operations

Mark Sams
*Regional Market Executive,
SE IN/Cincinnati*

David Shaver
Deposit Operations

Aaron Stephens
*Regional Market Executive,
Central Ohio*

Jessica Martin-Steuk
Private Banking

William Summers
Civista Leasing & Finance

Jarvis Woodson III
Mortgage Banking

ANNUAL REPORT

CONTENTS

This page left blank intentionally.

Three-Year Selected Consolidated Financial Data

(Amounts in thousands, except per share data)

		Year ended December 31,			
		2023		**2022**	**2021**
Statements of income:					
Total interest and dividend income	$	182,734	$ 126,155	$	105,054
Total interest expense		57,238	15,951		9,629
Net interest income		125,496	110,204		95,425
Provision for credit losses		4,435	1,752		830
Net interest income after provision for loan losses		121,061	108,452		94,595
Net gain (loss) on sale of securities		0	10		1,786
Other noninterest income		37,163	29,066		29,666
Total noninterest income		37,163	29,076		31,452
Total noninterest expense		107,611	90,493		77,666
Income before federal income taxes		50,613	47,035		48,381
Federal income tax expense		7,649	7,608		7,835
Net income	$	42,964	$ 39,427	$	40,546
Allocation of earnings and dividends to participating securities		1,583	498		173
Net income available to common shareholders	$	41,381	$ 38,929	$	40,373
Per common share:					
Net income available to common shareholders (basic)		2.73	2.60		2.63
Net income available to common shareholders (diluted)		2.73	2.60		2.63
Dividends declared		0.61	0.56		0.52
Book value		23.70	21.29		23.75
Average common shares outstanding:					
Basic		15,154,767	14,970,630		15,343,215
Diluted		15,154,767	14,970,630		15,343,215
Year-end balances:					
Loans, net	$	2,824,568	$ 2,619,770	$	2,060,617
Securities		650,439	651,177		577,957
Total assets		3,861,418	3,639,445		3,012,905
Deposits		2,985,028	2,619,984		2,416,701
Borrowings		116,194	249,651		204,230
Shareholders' equity		372,002	334,835		355,212
Average balances:					
Loans, net	$	2,688,983	$ 2,259,207	$	2,100,791
Securities		646,650	605,581		450,599
Total assets		3,717,347	3,336,974		3,133,554
Deposits		2,852,037	2,614,423		2,488,105
Borrowings		470,623	330,219		257,378
Shareholders' equity		343,724	316,143		349,203

Three-Year Selected Ratios

	Year ended December 31,		
	2023	**2022**	**2021**
Net interest margin (1)	3.70%	3.65%	3.35%
Return on average total assets	1.16	1.18	1.29
Return on average shareholders' equity	12.50	12.47	11.61
Dividend payout ratio	22.34	21.54	19.77
Average shareholders' equity as a percent of average total assets	9.25	9.47	11.14
Net loan charge-offs (recoveries) as a percent of average total loans	0.04	(0.01)	(0.04)
Allowance for credit losses as a percent of loans at year-end	1.30	1.08	1.28
Shareholders' equity as a percent of total year-end assets	9.63	9.20	11.79

(1) Calculated on a tax-equivalent basis using a statutory tax rate of 21% for 2023, 2022 and 2021

Shareholder Return Performance

Set forth below is a line graph comparing the five-year cumulative return of the common shares of Civista Bancshares, Inc. (ticker symbol CIVB), based on an initial investment of $100 on December 31, 2018 and assuming reinvestment of dividends, with the cumulative return of the Standard & Poor's 500 Index, and the S&P U.S. BMI Banks Index. The comparative indices were obtained from S&P Global Market Intelligence.



Annual Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished, free of charge, to shareholders, upon written request to Lance A. Morrison, Secretary of Civista Bancshares, Inc., 100 East Water Street, Sandusky, Ohio 44870.

Common Shares and Shareholder Matters

The common shares of Civista Bancshares, Inc. ("CBI") trade on The NASDAQ Capital Market under the symbol "CIVB". As of February 20, 2024, there were 15,687,162 common shares outstanding and held by approximately 1,733 shareholders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms).

CBI paid quarterly dividends on its common shares in the aggregate amounts of $0.61 per share and $0.56 per share in 2023 and 2022, respectively. The Company presently anticipates continuing to pay quarterly dividends in the future at similar levels, subject to compliance with applicable restrictions on the payment of dividends as discussed in the "Liquidity and Capital Resources" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 19 to the Consolidated Financial Statements.

General Development of Business

CIVISTA BANCSHARES, INC. ("CBI") was organized under the laws of the State of Ohio on February 19, 1987 and is a registered financial holding company under the Gramm-Leach-Bliley Act of 1999, as amended (the "GLBA"). CBI's office is located at 100 East Water Street, Sandusky, Ohio. CBI and its subsidiaries are sometimes referred to together as the "Company". The Company had total consolidated assets of $3,861,418 at December 31, 2023.

CIVISTA BANK ("Civista"), owned by the Company since 1987, opened for business in 1884 as The Citizens National Bank. In 1898, Civista was reorganized under Ohio banking law and was known as The Citizens Bank and Trust Company. In 1908, Civista surrendered its trust charter and began operation as The Citizens Banking Company. The name Civista Bank was introduced during the first quarter of 2015 to solidify our dual Citizens/Champaign brand and distinguish ourselves from the many other banks using the "Citizens" name in our existing and prospective markets. Civista maintains its main office at 100 East Water Street, Sandusky, Ohio and operates branch banking offices in the following Ohio communities: Sandusky (2), Norwalk (2), Berlin Heights, Huron, Port Clinton, Castalia, New Washington, Shelby (2), Willard, Greenwich, Plymouth, Shiloh, Akron, Dublin, Plain City, Russells Point, Urbana (2), West Liberty, Quincy, Dayton (3), Beachwood, Gahanna, Napoleon (3), Malinta, Liberty Center, Holgate, Bowling Green, and in the following Indiana communities: Lawrenceburg (3), Aurora, West Harrison, Milan, Osgood and Versailles. Civista also operates loan production offices in Westlake, Ohio and Fort Mitchell, Kentucky and a leasing company office in Pittsburgh, Pennsylvania. Civista and its consolidated subsidiaries as discussed below, accounted for 99.5% of the Company's consolidated assets at December 31, 2023.

FIRST CITIZENS INSURANCE AGENCY, INC. ("FCIA") was formed as a wholly owned subsidiary of CBI to allow the Company to participate in commission revenue generated through its third party insurance agreement. Assets of FCIA were not significant as of December 31, 2023.

WATER STREET PROPERTIES, INC. ("WSP") was formed as a wholly owned subsidiary of CBI to hold properties repossessed by CBI subsidiaries. Assets of WSP were not significant as of December 31, 2023.

FIRST CITIZENS INVESTMENTS, INC. ("FCI") was formed in 2007 as a wholly owned subsidiary of Civista to hold and manage its securities portfolio. The operations of FCI are located in Wilmington, Delaware.

FIRST CITIZENS CAPITAL LLC ("FCC") was also formed in 2007 as a wholly owned subsidiary of Civista to hold inter-company debt that is eliminated in consolidation. The operations of FCC were discontinued December 31, 2021 as a result of inactivity.

CIVISTA LEASING & FINANCING ("CLF") formerly known as Vision Financial Group, Inc. ("VFG") was acquired in the fourth quarter of 2022 as a wholly owned subsidiary of Civista. Effective as of August 31, 2023, VFG was merged with and into Civista, and CLF is now operated as a full-service general equipment leasing and financing division of Civista. The operations of CLF are located in Pittsburgh, Pennsylvania.

CIVB RISK MANAGEMENT, INC. ("CRMI"), a wholly owned subsidiary of CBI which was formed and began operations on December 26, 2017, is a Delaware-based captive insurance company which insures against certain risks unique to the operations of the Company and for which insurance may not be currently available or economically feasible in today's insurance marketplace. CRMI pools resources with several other similar insurance company subsidiaries of financial institutions to spread a limited amount of risk among themselves. CRMI is subject to regulations of the State of Delaware and undergoes periodic examinations by the Delaware Division of Insurance.

Acquisition of Comunibanc Corp.

On July 1, 2022, CBI completed the acquisition by merger of Comunibanc Corp. in a stock and cash transaction for aggregate consideration of approximately $46,090. Immediately following the merger, Comunibanc Corp.'s banking subsidiary, The Henry County Bank, was merged into Civista. At the time of the merger, Comunibanc Corp. had total consolidated assets of $315,083, including $175,500 in loans, and $271,081 in deposits. As a result of the merger, we acquired seven offices of Comunibanc Corp. in the Ohio communities of Napoleon (3), Malinta, Holgate, Liberty Center, and Bowling Green.

Acquisition of Vision Financial Group

On October 3, 2022, CBI and Civista completed the acquisition by Civista of all of the issued and outstanding shares of capital stock of VFG for aggregate cash and stock consideration of approximately $46,544. Prior to the acquisition, VFG was a privately held, independent, full-service equipment leasing and financing company headquartered in Pittsburgh, Pennsylvania. At the time of the acquisition, VFG had total assets of $93,870, including $62,712 in loans and leases. As a result of the acquisition, VFG became a wholly-owned subsidiary of Civista. Effective as of August 31, 2023, VFG was merged with and into Civista, and is now operated as the CLF division of Civista.

Management's Discussion and Analysis of Financial Condition and Results of Operations - As of December 31, 2023 and December 31, 2022 and for the Years Ended December 31, 2023, 2022 and 2021

(Amounts in thousands, except per share data)

General

The following paragraphs more fully discuss the significant highlights, changes and trends as they relate to the Company's financial condition, results of operations, liquidity and capital resources as of December 31, 2023 and 2022, and during the three-year period ended December 31, 2023. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements, which are included elsewhere in this report.

Forward-Looking Statements

This report may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to such matters as financial condition, anticipated operating results, cash flows, business line results, credit quality expectations, prospects for new lines of business, economic trends (including interest rates) and similar matters. Forward-looking statements reflect our expectations, estimates or projections concerning future results or events. These statements are generally identified by the use of forward-looking words or phrases such as "believe," "belief," "expect," "anticipate," "may," "could," "intend," "intent," "estimate," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. Forward-looking statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by the forward-looking statements. Factors that could cause actual results, performance or achievements to differ from those discussed in the forward-looking statements include, but are not limited to, changes in financial markets or national or local economic or political conditions; adverse changes in the real estate market; volatility and direction of market interest rates; the transition away from LIBOR as a reference rate for financial contracts; impacts of the COVID-19 pandemic, or an outbreak of another highly infectious or contagious disease; credit risks of lending activities; operational risks; changes in the allowance for loan losses; legislation or regulatory changes or actions;

increases in FDIC insurance premiums and assessments; changes in tax laws or examinations or challenges by tax authorities; accounting changes; inability to raise additional capital if and when needed in the future; unexpected losses of key management; failure, interruption or breach of security of our communications and information systems or those of our third party service providers; unforeseen litigation; increased competition in our market area; failures to manage growth and/or effectively integrate acquisitions; fluctuations in the market price of our common shares; future revenues of our tax refund processing program; climate change, natural disasters, acts of war or terrorism, and other external events; and other risks identified from time-to-time in the Company's other public documents on file with the Securities and Exchange Commission.

The forward-looking statements included in this report are only made as of the date of this report, and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements, and the purpose of this section is to secure the use of the safe harbor provisions.

Financial Condition

At December 31, 2023, the Company's total assets were $3,861,418, compared to $3,639,445 at December 31, 2022. Net loans and securities available for sale increased $204,798 and $2,870, respectively, cash and due from financial institutions increased $17,045 from December 31, 2022 to December 31, 2023. Other factors contributing to the change in assets are discussed in the following sections.

Loans held for sale increased $1,042, or 152.6%, from $683 at December 31, 2022 to $1,725 at December 31, 2023. The increase is due to higher balances of held loans. At December 31, 2023, nine loans totaling $1,725 were held for sale as compared to seven loans totaling $683 at December 31, 2022.

At December 31, 2023, the Company's net loans totaled $2,824,568 and increased by 7.8% from $2,619,770 at December 31, 2022. The increase in net loans was spread across most segments. Commercial & Agriculture loans increased $29,643, Commercial Real Estate – Owner Occupied loans increased $6,173, Commercial Real Estate - Non-Owner Occupied loans increased $143,158, Residential Real Estate loans increased $107,060, Real Estate Construction loans increased $17,282, Lease financing receivables increased $17,845 and Farm Real Estate loans increased $63. The increases in the foregoing loan segments were offset by a decrease in Consumer and Other loans of $2,718.

The amount of net charge-offs fluctuates from year to year due to factors relating to the condition of the general economy, decline in market values of collateral and deterioration of specific businesses.

The determination of the balance of the allowance for credit losses is based on the CECL methodology and utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods under prior GAAP, which generally require that a loss be incurred before it is recognized. In management's judgment, the CECL methodology produces a result that is adequate to provide for probable credit losses.

Securities available for sale increased by $2,870, or 0.5%, from $615,402 at December 31, 2022 to $618,272 at December 31, 2023. U.S. Treasury securities and obligations of U.S. government agencies increased $6,629, or 1.1% from $61,029 at December 31, 2022 to $67,658 at December 31, 2023. Obligations of states and political subdivisions available for sale increased by $21,351 from 2022 to 2023. Mortgage-backed securities decreased by $25,110 to total $212,015 at December 31, 2023. The Company continues to utilize letters of credit from the Federal Home Loan Bank (FHLB) to replace maturing securities that were pledged for public entities. As of December 31, 2023, the Company was in compliance with all applicable pledging requirements.

Mortgage-backed securities totaled $212,015 at December 31, 2023 and none were considered unusual or "high risk" securities as defined by regulatory authorities. Of this total, $210,108 consisted of pass-through securities issued by the Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), and Government National Mortgage Association ("GNMA"), and the remaining $1,907 of these securities were collateralized by mortgage-backed securities issued or guaranteed by FNMA, FHLMC, or GNMA. The average interest rate of the mortgage-backed securities portfolio at December 31, 2023 was 2.56%. The average maturity at December 31, 2022 was approximately 14.8 years.

Securities available for sale had a fair value at December 31, 2023 of $618,272. This fair value includes unrealized gains of approximately $3,059 and unrealized losses of approximately $57,679. Net unrealized losses totaled $54,620 on December 31, 2023 compared to net unrealized losses of $66,949 on December 31, 2022. The change in unrealized gains is primarily due to changes in market interest rates. Note 3 to the Consolidated Financial Statements provides additional information on unrealized gains and losses.

Premises and equipment, net of accumulated depreciation, decreased $7,249 from December 31, 2022 to December 31, 2023.   The decrease is the result of new purchases of $3,218, offset by depreciation of $10,760.

Goodwill decreased by $175, from $125,695 at December 31, 2022 to $125,520 at December 31, 2023. The decrease is due to an adjustment of goodwill related to the acquisition of VFG in October 2022. Other intangible assets decreased $1,251 from year-end 2022. The decrease includes $1,580 of core deposit intangibles offset by an increase of $329 of mortgage servicing rights.

Swap assets decreased $4,098 from December 31, 2022 to December 31, 2023. The decrease is primarily the result of decreases in the fair value of swap assets as compared to December 31, 2022.

Bank owned life insurance (BOLI) increased $7,850 from December 31, 2022 to December 31, 2023. An additional $7 of BOLI was purchased in December 2023. The remaining difference is the result of increases in the cash surrender value of the underlying insurance policies.

Deferred taxes decreased $92 from December 31, 2022 to December 31, 2023.

Year-end deposit balances totaled $2,985,028 in 2023 compared to $2,619,984 in 2022, an increase of $365,044, or 13.9%. This increase in deposits at December 31, 2023 compared to December 31, 2022 included increases in certificate of deposit accounts of $585,401, or 214%, offset by decreases in noninterest bearing demand deposits of $124,634, or 13.9% in interest bearing demand accounts of $78,430, or 14.9%, in savings and money market accounts of $20,129, or 2.3% and in individual retirement accounts of $3,933, or 8.5%. Average deposit balances for 2023 were $2,868,823 compared to $2,614,423 for 2022, an increase of 9.7%. Noninterest bearing deposits averaged $934,741 for 2023, compared to $937,890 for 2022, decreasing $3,149, or 0.3%. Savings, NOW, and MMDA accounts averaged $855,946 for 2023 compared to $1,423,134 for 2022, decreasing $567,188, or 39.9%. Average certificates of deposit decreased $281,549 to total an average balance of $534,947 for 2023.

FHLB advances decreased $56,886 from December 31, 2022 to December 31, 2023. Short-term FHLB advances decreased $55,700 year over year due to an increase in over night funding. The remaining difference is long-term FHLB advances decreased due to the repayments in 2023

Other borrowings decreased $5,656 from December 31, 2022 to December 31, 2023. Other borrowings decreased due to borrowings at the CLF division.

Civista no longer offers repurchase agreements in the form of sweep accounts to commercial checking account customers, as of July 2023. These repurchase agreements totaled $0 at December 31, 2023 compared to $25,143 at December 31, 2022. U.S. Treasury securities and obligations of U.S. government agencies maintained under Civista's control were pledged as collateral for the repurchase agreements. Additional detail related to these repurchase agreements can be found in Note 12 to the Consolidated Financial Statements.

Swap liabilities decreased $4,098 from December 31, 2022 to December 31, 2023. The decrease is primarily the result of decreases in the fair value of swap liabilities as compared to December 31, 2022.

Total shareholders' equity increased $37,166, or 11.1%, during 2023 to $372,002. Shareholders' equity increased due to net income of $42,964, partially offset by $9,599 of dividends on common shares and a one-time CECL adoption adjustment of $5,193. Additionally, $984 was recognized as stock-based compensation in 2023 in connection with the grant of restricted common shares. Accumulated other comprehensive income increased $9,747 due to an increase in the fair value of securities available for sale, net of tax and a $768 increase in the Company's pension liability, net of tax. The Company repurchased treasury shares for $1,628. For further explanation of these items, see Note 1, Note 15 and Note 16 to the Consolidated Financial Statements. The Company paid $0.61 per common share in dividends in 2023 compared to $0.56 per common share in dividends in 2022.

Total outstanding common shares at December 31, 2023 were 15,695,424, which decreased from 15,728,234 common shares outstanding at December 31, 2022. Common shares outstanding was impacted by the Company's repurchase of 90,423 common shares during 2023 at an average repurchase price of $18.01. The Company repurchased 84,230 common shares pursuant to a stock repurchase program announced on May 8, 2023, pursuant to which the Company is authorized to repurchase a maximum aggregate value of $13,500 of the Company's common shares until May 2, 2024. An additional 6,193 common shares were surrendered by officers to the Company to pay taxes upon vesting of restricted shares and 1,740 restricted common shares were forfeited. The repurchase of common shares was offset by the grant of 47,536 restricted common shares to certain officers under the Company's 2014 Incentive Plan. In addition, 1,817 common shares were issued to Civista directors in 2023 as a retainer payment for service on the Civista Board of Directors.

Results of Operations

The operating results of the Company are affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. The Company's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which in turn is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

The Company's net income primarily depends on its net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is dependent on the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Net income is also affected by provisions for credit losses, service charges, gains on the sale of assets, other non-interest income, noninterest expense and income taxes.

Comparison of Results of Operations for the Years Ended December 31, 2023 and December 31, 2022

Net Income

The Company's net income for the year ended December 31, 2023 was $42,964, compared to $39,427 for the year ended December 31, 2022. The change in net income was the result of the items discussed in the following sections.

Net Interest Income

Net interest income for 2023 was $125,496, an increase of $15,292, or 13.9%, from 2022. From 2022 to 2023, average earning assets increased 11.6%, interest income increased $56,579, and interest expense on interest-bearing liabilities increased $41,287. The Company continually examines its rate structure to ensure that its interest rates are competitive and reflective of the current rate environment in which it competes.

Total interest income increased $56,579 to $182,734 for the year ended December 31, 2023, which is attributable to an increase of $52,702 in interest and fees on loans. This change was the result of an increase in the average balance of loans, accompanied by a higher yield on the portfolio. The average balance of loans increased by $523,715, or 23.8%, to $2,722,797 for the year ended December 31, 2023, as compared to $2,199,082 for the year ended December 31, 2022. The loan yield increased to 5.90% for 2023, from 4.69% in 2022.

Interest on taxable securities increased $2,595 to $11,718 for the year ended December 31, 2023, compared to $9,123 for the same period in 2022. The average balance of taxable securities increased $22,372 to $363,972 for the year ended December 31, 2023, as compared to $341,600 for the year ended December 31, 2022. The yield on taxable securities increased 39 basis points to 2.88% for 2023, compared to 2.49% for 2022. Interest on tax-exempt securities increased $1,423 to $9,282 for the year ended December 31, 2023, compared to $7,859 for the same period in 2022. The average balance of tax-exempt securities increased $18,697 to $282,678 for the year ended December 31,

2023 as compared to $263,981 for the year ended December 31, 2022. The yield on tax-exempt securities increased 23 basis points to 3.79% for 2023, compared to 3.56% for 2022.

Total interest expense increased $41,287 or 258.8%, to $53,763 for the year ended December 31, 2023, compared with $4,732 for the same period in 2022. The increase in interest expense can be attributed to an increase in the average rate paid, accompanied by an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2023, the average balance of interest-bearing liabilities increased $398,903 to $2,405,655 , as compared to $2,006,752 for the year ended December 31, 2022. Interest incurred on deposits increased by $29,915 to $33,755 for the year ended December 31, 2023, compared to $3,840 for the same period in 2022. The increase in deposit expense was due to a increase in the average rate paid, as the average rate paid on demand and savings accounts increased from 0.15% in 2022 to 1.15% in 2023 and the average rate paid on time deposits increased from 0.95% in 2022 to 4.125% in 2023, which was coupled with an increase in the average balance of interest-bearing deposits of $258,499 for the year ended December 31, 2023 as compared to the same period in 2022. Interest expense incurred on FHLB advances and subordinated debentures increased 93.9% from 2022. The increase was due to an increase in the average balance of short-term FHLB balances and subordinated debentures to $280,887 and $66,875, respectively, accompanied by an increase in rates. The average balance of other borrowings decreased $17,823 for the period ended December 31, 2023.

Refer to "Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential" and "Changes in Interest Income and Interest Expense Resulting from Changes in Volume and Changes in Rate" on pages 46 through 48 for further analysis of the impact of changes in interest-bearing assets and liabilities on the Company's net interest income.

Provision and Allowance for Credit Losses

The Company's policy is to maintain the allowance for credit losses at a level sufficient to provide for probable losses incurred in the current portfolio. Management believes the analysis of the allowance for credit losses supported a reserve of $37,160 at December 31, 2023. The Company provides for credit losses through regular provisions to the allowance for credit losses as necessary. The amount of the provision is affected by loan charge-offs, recoveries and changes in specific and general allocations required for the allowance for credit losses. A number of factors impact the provisions for credit losses, such as the level of higher risk loans in the portfolio, changes in practices related to loans, changes in collateral values and other factors. We continue to actively manage this process and have provided to maintain the reserve at a level that assures adequate coverage ratios.

Provisions for credit losses totaled $4,435 in 2023, $1,752 in 2022 and $830 in 2021. The Company's provision for credit losses increased $2,683 during 2023, as compared to 2022, primarily to support strong organic loan growth in the portfolio. In addition, a one-time CECL adoption adjustment of $5,964 was incurred in the first quarter of 2023.

Efforts are continually made to analyze each segment of the loan portfolio and quantify risk to assure that reserves are appropriate for each segment and the overall portfolio. Management specifically evaluates loans that are impaired, which includes restructured loans, to estimate potential loss. This analysis includes a review of the loss migration calculation for all loan categories as well as fluctuations and trends in various risk factors that have occurred within the portfolios' economic life cycle. The analysis also includes assessment of qualitative factors such as credit trends, unemployment trends, vacancy trends and loan growth. The composition and overall level of the loan portfolio and charge-off activity are also factors used to determine the amount of the allowance for loan losses.

Management analyzes each impaired commercial and commercial real estate loan relationship with a balance of $350 or larger, on an individual basis and when it is in nonaccrual status or when an analysis of the borrower's operating results and financial condition indicates that underlying cash flows are not adequate to meet its debt service requirements. Loans held for sale and leases are excluded from consideration as impaired. Loans are generally moved to nonaccrual status when 90 days or more past due. Impaired loans or portions thereof are charged-off when deemed uncollectible.

Noninterest Income

Noninterest income increased $8,087, or 27.8%, to $37,164 for the year ended December 31, 2023, from $29,076 for the comparable 2022 period. The increase was primarily due to increases in lease revenue of $5,285, service charges of $512, bank owned life insurance of $128 and other operating items of $2,508. Which were partially offset by decreases in net gain on equity securities of $139, and net gain on sale of loans and leases of $489.

Net gain on sale of loans and leases decreased by $489 for 2023, primarily as a result of a decrease in volume of loans sold. During the twelve-months ended December 31, 2023, 349 loans were sold, totaling $103,036. During the twelve-months ended December 31, 2022, 692 loans were sold, totaling $131,193. Service charges increased due to increased ATM fees of $381. Lease revenue and residual income increased due to a full year of operations for CLF. Other income increased due to increases in wire transfer fees, merchant credit card fees, loan servicing fees, amortization of mortgage servicing rights and fee income from the acquisition of CLF.

Noninterest Expense

Noninterest expense increased $17,118, or 18.9%, to $107,611 for the year ended December 31, 2023, from $90,493 for the comparable 2022 period. The increase was primarily due to increases in compensation expense of $7,230, net occupancy expense of $694, equipment expense of $6,015, amortization expense of $283, software expense of $734, FDIC assessments of $840 and other operating expense of $2,242, increases were partially offset by decreases in data processing expense of $546, professional services of $436, and marketing expense of $161.

The increase in compensation expense was due to increased payroll, payroll taxes, employee insurance and commissions and incentives. The average full time equivalent (FTE) employees were 531 at December 31, 2023, an increase of 50 FTEs over 2022 due to a full year of the additional employees resulting from the prior year acquisitions of Comunibanc and VFG. The increase in net occupancy expense was due to increases in building repairs and maintenance and building depreciation. The increase in equipment expense was due to a general increase in computer, printer, office and security equipment costs and an increase in equipment depreciation related to the acquisition of VFG in October 2022. The increase in FDIC assessments was attributable to higher assessment multipliers charged to Civista. The increase in amortization expense is related to the a full year of amortization of assets acquired in the acquisition of Comunibanc Corp in July 2022. Software expense increase due to a general increase in legacy software maintenance contracts. Other operating expenses increased due to increases in travel, lodging and meals, donations, and bad check expense. The decrease in data processing expense was due to no additional acquisitions in 2023 compared to prior year. The decrease in professional services was due to decreases in legal and audit fees, as well as a decrease in marketing expense due to no additional marketing for new acquisitions compared to the previous year.

Income Tax Expense

Income tax expense was $7,649 in 2023 compared to $7,608 in 2022. Income tax expense as a percentage of pre-tax income was 15.1% in 2023 compared to 16.2% in 2022. A lower federal effective tax rate than the statutory rate of 21% in 2023 and 2022 is primarily due to tax-exempt interest income from state and municipal investments, municipal loans, income from BOLI and low income housing credits.

Comparison of Results of Operations for the Years Ended December 31, 2022 and December 31, 2021

Net Income

The Company's net income for the year ended December 31, 2022 was $39,427, compared to $40,546 for the year ended December 31, 2021. The change in net income was the result of the items discussed in the following sections.

Net Interest Income

Net interest income for 2022 was $110,204, an increase of $14,779, or 15.5%, from 2021. From 2021 to 2022, average earning assets increased 4.5%, interest income increased $19,511, and interest expense on interest-bearing liabilities increased $4,732. The Company continually examines its rate structure to ensure that its interest rates are competitive and reflective of the current rate environment in which it competes.

Total interest income increased $19,511 to $121,253 for the year ended December 31, 2022, which is attributable to an increase of $13,581 in interest and fees on loans. This change was the result of an increase in the average balance of loans, accompanied by a higher yield on the portfolio. The average balance of loans increased by $172,175, or 8.5%, to $2,199,082 for the year ended December 31, 2022, as compared to $2,026,907 for the year ended December 31, 2021. The loan yield increased to 4.69% for 2022, from 4.42% in 2021.

Interest on taxable securities increased $3,650 to $9,123 for the year ended December 31, 2022, compared to $5,473 for the same period in 2021. The average balance of taxable securities increased $108,787 to $341,600 for the year ended December 31, 2022, as compared to $232,813 for the year ended December 31, 2021. The yield on taxable securities increased 8 basis points to 2.49% for 2022, compared to 2.41% for 2021. Interest on tax-exempt securities increased $1,609 to $7,859 for the year ended December 31, 2022, compared to $6,250 for the same period in 2021. The average balance of tax-exempt securities increased $46,195 to $263,981 for the year ended December 31, 2022 as compared to $217,786 for the year ended December 31, 2021. The yield on tax-exempt securities decreased 40 basis points to 3.56% for 2021, compared to 3.96% for 2021.

Total interest expense increased $4,732 or 74.9%, to $11,049 for the year ended December 31, 2022, compared with $6,317 for the same period in 2021. The increase in interest expense can be attributed to an increase in the average rate paid, accompanied by an increase in the average balance of interest-bearing liabilities. For the year ended December 31, 2022, the average balance of interest-bearing liabilities increased $181,264 to $1,918,906, as compared to $1,737,642 for the year ended December 31, 2021. Interest incurred on deposits decreased by $335 to $3,840 for the year ended December 31, 2022, compared to $4,175 for the same period in 2021. The decrease in deposit expense was due to a decrease in the average rate paid, as the average rate paid on demand and savings accounts decreased from 0.09% in 2021 to 0.01% in 2022 and the average rate paid on time deposits decreased from 1.11% to 0.95% in 2022, which was partially offset by an increase in the average balance of interest-bearing deposits of $96,019 for the year ended December 31, 2022 as compared to the same period in 2021. Interest expense incurred on FHLB advances and subordinated debentures increased 223.8% from 2021. The increase was due to an increase in the average balance of short-term FHLB balances and subordinated debentures of $66,875 and $66,956, respectively, accompanied by an increas in rates. The average balance of other borrowings increased $4,002 for the period ended December 31, 2022 as compared to the same period in 2021 as a result of the Company's acquisition of VFG.

Refer to "Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential" and "Changes in Interest Income and Interest Expense Resulting from Changes in Volume and Changes in Rate" on pages 12 through 14 for further analysis of the impact of changes in interest-bearing assets and liabilities on the Company's net interest income.

Provision and Allowance for Loan Losses

Management believes the analysis of the allowance for loan losses supported a reserve of $28,511 at December 31, 2022.

Provisions for loan losses totaled $1,752, $830 and $10,112 in 2022, 2021 and 2020, respectively. The Company's provision for loan losses increased $922 during 2022, as compared to 2021, primarily to support strong organic loan growth in the portfolio. Of this increase, $452,000 was provided to cover lease production from our VFG subsidiary since acquisition. The Bank strengthened the reserve in 2020 due to the 2020 economic shutdown and restrictions in response to the ongoing COVID-19 pandemic. While conditions improved in 2021 due to vaccinations and booster shots, ongoing challenges due to supply chain and workforce shortages slowed the process improvement. Our risk profile has steadily improved since peak levels, but we remain cautious given the impact of higher inflationary costs, rising interest rates and other pre-recessionary conditions that impact loan customers. Our Commercial and Commercial Real Estate portfolios have been, and are expected to continue to be, impacted the most.

Noninterest Income

Noninterest income decreased $2,376, or 7.6%, to $29,076 for the year ended December 31, 2022, from $31,452 for the comparable 2021 period. The decrease was primarily due to decreases in net gain on sale of securities of $1,776, net gain on sale of loans and leases of $4,645 and bank owned life insurance of $216, which were partially offset by increases in service charges of $1,169, lease revenue and residual income of $2,310 and other income of $812.

Net gain on sale of securities decreased due to the 2021 sale of VISA Class B shares, which resulted in a gain of $1,785. Net gain on sale of loans and leases decreased primarily as a result of a decrease in volume of loans sold. During the twelve-months ended December 31, 2022, 692 loans were sold, totaling $131,193. During the twelve-months ended December 31, 2021, 1,341 loans were sold, totaling $260,294. Bank owned life insurance decreased due to death benefits paid in 2021. Service charges increased due to increased account service charges and overdraft fees of $462 and $680, respectively. Lease revenue and residual income increased due to the acquisition of VFG. Other income increased due to increases in wire transfer fees, merchant credit card fees, loan servicing fees, amortization of mortgage servicing rights and rental and brokerage fee income from the acquisition of VFG.

Noninterest Expense

Noninterest expense increased $12,827, or 16.5%, to $90,493 for the year ended December 31, 2022, from $77,666 for the comparable 2021 period. The increase was primarily due to increases in compensation expense of $6,371, net occupancy expense of $488, equipment expense of $3,232, data processing expense of $1,063, professional services of $2,673, amortization expense of $406, marketing expense of $410 and software expense of $678, which was partially offset by a decrease in FDIC assessments of $450 and other operating expense of $1,960.The increase in compensation expense was due to increased payroll, payroll taxes, employee insurance and commissions and incentives. The year-to-date average full time equivalent (FTE) employees were 480.8 at December 31, 2022, an increase of 29 FTEs over 2021 due to the acquisitions of Comunibanc Corp. and VFG. The increase in net occupancy expense was due to increases in building repairs and maintenance and building depreciation. The increase in equipment expense was due to a general increase in computer, printer, office and security equipment costs and an increase in equipment depreciation related to the acquisition of VFG. The increase in data processing expense was due to deconversion fees of $1,032 related to the acquisition of Comunibanc Corp. The increase in professional services was due to acquisition related costs of $1,718, accompanied by increases in legal and audit fees and consulting fees. The increase in amortization expense is related to the acquisition of Comunibanc Corp. Marketing expense increased due to a general increase in marketing and increased marketing efforts in newly acquired markets. Software expense increase due to a general increase in legacy software maintenance contracts and the implementation of our new digital banking. The decrease in FDIC assessments was attributable to lower assessment multipliers charged to Civista. Other operating expenses decreased due to the prepayment expense of $3,717 paid in 2021 related to the early payoff of an FHLB long-term advance, offset by increases in travel, lodging and meals, donations, stationery and supplies and bad check expense.

Income Tax Expense

Income tax expense was $7,608 in 2022 compared to $7,835 in 2021. Income tax expense as a percentage of pre-tax income was 16.2% in 2022 compared to 16.2% in 2021. A lower federal effective tax rate than the statutory rate of 21% in 2022 and 2021 is primarily due to tax-exempt interest income from state and municipal investments, municipal loans, income from BOLI and low income housing credits.

Distribution of Assets, Liabilities and Shareholders' Equity;
Interest Rates and Interest Differential

The following table sets forth, for the years ended December 31, 2023, 2022 and 2021, the distribution of assets, including interest amounts and average rates of major categories of interest-earning assets and noninterest-earning assets (Amounts in thousands):

	2023			2022			2021		
Assets	Average balance	Interest	Yield/ rate	Average balance	Interest	Yield/ rate	Average balance	Interest	Yield/ rate
Interest-earning assets:									
Loans (1)(2)(3)(5)	$ 2,722,797	$ 160,755	5.90%	$ 2,286,928	$ 108,053	4.72%	$ 2,127,157	$ 92,882	4.37%
Taxable securities (4)	363,972	11,718	2.88%	341,600	9,123	2.49%	232,813	5,473	2.41%
Non-taxable securities (4)(5)	282,678	9,282	3.79%	263,981	7,859	3.56%	217,786	6,250	3.96%
Interest-bearing deposits in other banks	21,551	979	4.54%	146,849	1,120	0.76%	347,573	449	0.13%
Total interest earning assets	3,390,998	182,734	5.35%	3,039,358	126,155	4.16%	2,925,329	105,054	3.68%
Noninterest-earning assets:									
Cash and due from financial institutions	39,219			84,777			35,404		
Premises and equipment, net	58,456			34,577			22,617		
Accrued interest receivable	11,499			8,650			8,010		
Intangible assets	133,626			96,492			84,747		
Other assets	63,152			50,765			37,378		
Bank owned life insurance	54,211			50,076			46,435		
Less allowance for loan losses	(33,814)			(27,721)			(26,366)		
Total	$ 3,717,347			$ 3,336,974			$ 3,133,554		

(1) For purposes of these computations, the daily average loan amounts outstanding are net of unearned income and include loans held for sale.

(2) Included in loan interest income are loan fees of $2,960 in 2023, $2,024 in 2022 and $1,661 in 2021.

(3) Non-accrual loans are included in loan totals and do not have a material impact on the analysis presented.

(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.

(5) Yield/Rate is calculated using the tax-equivalent adjustment of 21% for 2023, 2022 and 2021.

Distribution of Assets, Liabilities and Shareholders' Equity;
Interest Rates and Interest Differential (Continued)

The following table sets forth, for the years ended December 31, 2023, 2022 and 2021, the distribution of liabilities, including interest amounts and average rates of major categories of interest-bearing liabilities and shareholders' equity (Amounts in thousands):

Liabilities and Shareholders' Equity	2023 Average balance	Interest	Yield/ rate	2022 Average balance	Interest	Yield/ rate	2021 Average balance	Interest	Yield/ rate
Interest-bearing liabilities:									
Savings and interest-bearing demand accounts	$ 1,356,789	$ 7,689	0.57%	$ 1,423,134	$ 1,442	0.01%	$ 1,315,220	$ 1,219	0.09%
Certificates of deposit	578,243	26,066	4.51%	253,399	2,398	0.95%	265,294	2,956	1.11%
Short-term Federal Home Loan Bank advances	280,887	14,493	5.16%	66,875	2,566	3.84%	—	—	—
Long-term Federal Home Loan Bank advances	2,909	66	2.27%	45,325	510	1.13%	94,041	1,163	1.24%
Other borrowings	74,025	4,058	5.48%	91,848	5,243	5.70%	100,250	3,312	3.30%
Securities sold under repurchase agreements	8,685	4	0.05%	22,293	11	0.05%	26,165	23	0.09%
Federal funds purchased	244	13	5.33%	137	6	4.38%	137	1	0.73%
Subordinated debentures	103,873	4,849	4.67%	103,741	3,781	3.64%	36,785	955	2.66%
Total interest-bearing liabilities	2,405,655	57,238	2.38%	2,006,752	15,957	0.79%	1,837,892	9,629	0.53%
Noninterest-bearing liabilities:									
Demand deposits	917,005			937,890			907,591		
Other liabilities	50,963			76,189			38,868		
	967,968			1,014,079			946,459		
Shareholders' equity	343,724			316,143			349,203		
Total	$ 3,717,347			$ 3,336,974			$ 3,133,554		
Net interest income and interest rate spread (1)		$125,496	2.97%		$110,198	3.37%		$ 95,425	3.15%
Net interest margin (2)			3.70%			3.65%			3.35%

(1)   Interest rate spread is calculated by subtracting the rate on average interest-bearing liabilities from the yield on average interest-earning assets.

(2)   Net interest margin is calculated by dividing tax-equivalent adjusted net interest income by average interest-earning assets

Changes in Interest Income and Interest Expense
Resulting from Changes in Volume and Changes in Rate

The following table sets forth, for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rate (Amounts in thousands):

	Increase (decrease) due to:		
	Volume (1)	Rate (1)	Net
2023 compared to 2022			
Interest income:			
Loans	$ 22,820	$ 29,882	$ 52,702
Taxable securities	1,106	1,489	2,595
Nontaxable securities	896	527	1,423
Interest-bearing deposits in other banks	(1,651)	1,510	(141)
Total interest income	$ 23,171	$ 33,408	$ 56,579
Interest expense:			
Savings and interest-bearing demand accounts	$ (70)	$ 6,317	$ 6,247
Certificates of deposit	6,014	17,654	23,668
Short-term Federal Home Loan Bank advances	10,767	1,160	11,927
Long-term Federal Home Loan Bank advances	(710)	266	(444)
Securities sold under repurchase agreements	(6)	(1)	(7)
Federal funds purchased	—	—	—
Other borrowings	5	1,063	1,068
Subordinated debentures	(978)	(194)	(1,172)
Total interest expense	$ 15,022	$ 26,265	$ 41,287
Net interest income	$ 8,149	$ 7,143	$ 15,292
2022 compared to 2021			
Interest income:			
Loans	$ 7,250	$ 7,921	$ 15,171
Taxable securities	3,457	193	3,650
Nontaxable securities	2,295	(686)	1,609
Interest-bearing deposits in other banks	(393)	1,064	671
Total interest income	$ 12,609	$ 8,492	$ 21,101
Interest expense:			
Savings and interest-bearing demand accounts	$ 104	$ 119	$ 223
Certificates of deposit	(128)	(430)	(558)
Short-term Federal Home Loan Bank advances	2,566	—	2,566
Long-term Federal Home Loan Bank advances	(556)	(97)	(653)
Securities sold under repurchase agreements	(3)	(9)	(12)
Federal funds purchased	—	5	5
Other borrowings	(298)	2,223	1,925
Subordinated debentures	2,313	513	2,826
Total interest expense	$ 3,998	$ 2,324	$ 6,322
Net interest income	$ 8,611	$ 6,168	$ 14,779

(1) The change in interest income and interest expense due to changes in both volume and rate, which cannot be segregated, has been allocated proportionately to the change due to volume and the change due to rate.

.

Liquidity and Capital Resources

Civista maintains a conservative liquidity position. All securities are classified as available for sale. At December 31, 2023, securities with maturities of one year or less totaled $2,652, or 0.4% of the total securities portfolio. The available for sale portfolio helps to provide Civista with the ability to meet its funding needs. The Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements detail the Company's cash flows from operating activities resulting from net earnings.

Net cash provided by operating activities was $62,698, $25,183, and $40,761 for 2023, 2022 and 2021, respectively. The primary additions to cash from operating activities are from net income, adjusted for amortization of intangible assets, amortization of securities net of accretion, the provision for credit losses, depreciation and proceeds from sale of loans. The primary use of cash from operating activities is from loans originated for sale. Net cash used for investing activities was $311,784, $410,364, and $130,496 in 2023, 2022 and 2021, respectively, principally reflecting our loan and investment security activities. Deposits and borrowings comprised most of our financing activities, which resulted in net cash provided of $266,131, $164,303, and $216,925 in 2023, 2022 and 2021, respectively.

Future loan demand of Civista can be funded by increases in deposit accounts, proceeds from payments on existing loans, the maturity of securities and the sale of securities classified as available for sale. Additional sources of funds may also come from borrowing in the Federal Funds market and/or borrowing from the FHLB. As of December 31, 2023, Civista had total credit availability with the FHLB of $791,637, of which $364,792 was outstanding, including standby letters of credit of $24,400.

On a separate entity basis, CBI's primary source of funds is dividends paid by its subsidiaries, primarily by Civista. Generally, subject to applicable minimum capital requirements, Civista may declare and pay a dividend without the approval of the Federal Reserve Bank of Cleveland (the "Federal Reserve Bank") and the ODFI, provided the total dividends in a calendar year do not exceed the total of its profits for that year combined with its retained profits for the two preceding years. At December 31, 2023, Civista was able to pay approximately $56,886 of dividends to CBI without obtaining regulatory approval. During 2023, Civista paid dividends totaling $28,100 to CBI. This represented approximately 65 percent of Civista's earnings for the year.

The Company manages its liquidity and capital through quarterly Asset/Liability Management Committee (ALCO) meetings. The ALCO discusses issues like those in the above paragraphs as well as others that may affect the future liquidity and capital position of the Company. The ALCO also examines interest rate risk and the effect that changes in rates will have on the Company. For more information about interest rate risk, please refer to "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" section below.

Capital Adequacy

Shareholders' equity totaled $372,002 at December 31, 2023 compared to $334,835 at December 31, 2022. The increase in shareholders' equity resulted primarily from net income of $42,964, which was partially offset by a $768 net increase in the Company's pension liability and an increase in the fair value of securities available for sale, net of tax, of $9,747, together with dividends on common shares of $9,599 and repurchase of common shares totaling $1,628 during 2023 pursuant to the Company's publicly-announced share purchase programs.

During the first quarter of 2015, the Company adopted the new BASEL III regulatory capital framework as approved by the federal banking agencies. In addition to the other required capital ratios, the BASEL III rules also require the Company to maintain minimum amounts and ratios of Common Equity Tier 1 ("CET1") capital to risk-weighted assets (as these terms are defined in the BASEL III rules). Under the BASEL III rules, the Company elected to opt-out of including accumulated other comprehensive income in regulatory capital. All of the Company's capital ratios exceeded the regulatory minimum guidelines as of December 31, 2023 and 2022 as identified in the following table:

	Total Risk Based Capital	Tier I Risk Based Capital	CET1 Risk Based Capital	Leverage Ratio
Company Ratios—December 31, 2023	14.4%	10.7%	9.7%	8.8%
Company Ratios—December 31, 2022	14.1%	10.4%	9.4%	8.7%
For Capital Adequacy Purposes	8.0%	6.0%	4.5%	4.0%
To Be Well Capitalized Under Prompt Corrective Action Provisions	10.0%	8.0%	6.5%	5.0%

Common equity for the CET1 risk-based capital ratio includes common stock (plus related surplus) and retained earnings, plus limited amounts of minority interests in the form of common stock, less the majority of certain regulatory deductions.

Tier 1 capital includes common equity as defined for the CET1 risk-based capital ratio, plus certain non-cumulative preferred stock and related surplus, cumulative preferred stock and related surplus and trust preferred securities that have been grandfathered (but which are not permitted going forward), and limited amounts of minority interests in the form of additional Tier 1 capital instruments, less certain deductions.

Tier 2 capital, which can be included in the total capital ratio, includes certain capital instruments (such as subordinated debt) and limited amounts of the allowance for loan and lease losses, subject to certain eligibility criteria, less applicable deductions.

The deductions from CET1 capital include goodwill and other intangibles, certain deferred tax assets, mortgage-servicing assets above certain levels, gains on sale in connection with a securitization, investments in a banking organization's own capital instruments and investments in the capital of unconsolidated financial institutions (above certain levels).

Under applicable regulatory guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of several risk weights is applied to different balance sheet and off-balance sheet assets, primarily based on the relative credit risk of the counterparty. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The BASEL III regulatory capital rules and regulations also place restrictions on the payment of capital distributions, including dividends, and certain discretionary bonus payments to executive officers if the company does not hold a capital conservation buffer of at least 2.5 percent composed of CET1 capital above its minimum risk-based capital requirements, or if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5 percent at the beginning of the quarter.

Effects of Inflation

The Company's balance sheet is typical of financial institutions and reflects a net positive monetary position whereby monetary assets exceed monetary liabilities. Monetary assets and liabilities are those which can be converted to a fixed number of dollars and include cash assets, securities, loans, money market instruments, deposits and borrowed funds.

During periods of inflation, a net positive monetary position may result in an overall decline in purchasing power of an entity. However, no clear evidence exists of a relationship between the purchasing power of an entity's net positive monetary position and its future earnings. Moreover, the Company's ability to preserve the purchasing power of its net positive monetary position will be partly influenced by the effectiveness of its asset/liability management program. As part of the asset/liability management process, management reviews and monitors information and projections on inflation as published by the Federal Reserve Board and other sources. This information speaks to inflation as determined by its impact on consumer prices and also the correlation of inflation and interest rates. This information is but one component in an asset/liability management process designed to limit the impact of inflation on the Company. Management does not believe that the effect of inflation on its nonmonetary assets (primarily bank premises and equipment) is material as such assets are not held for resale and significant disposals are not anticipated.

Fair Value of Financial Instruments

The Company has disclosed the fair value of its financial instruments at December 31, 2023 and 2022 in Note 17 to the Consolidated Financial Statements. The fair value of loans at December 31, 2023 was 94.9% of the carrying value compared to 96.5% at December 31, 2022. The fair value of deposits at December 31, 2023 was 100.0% of the carrying value compared to 100.0% at December 31, 2022. Changes in fair value were primarily due to changes in the discount values used to measure fair value.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest-rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure.

Interest-rate risk is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value. However, excessive levels of interest-rate risk can pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest-rate risk at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest-rate risk and the organization's quantitative level of exposure. When assessing the interest-rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest-rate risk at prudent levels with consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and, where appropriate, asset quality.

The Federal Reserve Board, together with the OCC and FDIC, adopted a Joint Agency Policy Statement on interest-rate risk, effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest-rate risk, which will form the basis for ongoing evaluation of the adequacy of interest-rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest-rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk-management process that effectively identifies, measures, and controls interest-rate risk. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will have either lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

Several techniques may be used by an institution to minimize interest-rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investment decisions based on payment streams, interest rates, contractual maturities, and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of the Company's asset/liability gap, that is, the difference between the cash flow amounts of interest sensitive assets and liabilities that will be refinanced (or repriced) during a given period. For example, if the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year, or longer period, the institution is in an asset sensitive gap position. In this situation, net interest income would increase if market interest rates rose or decrease if market interest rates fell.

If, alternatively, more liabilities than assets will reprice, the institution is in a liability sensitive position. Accordingly, net interest income would decline when rates rose and increase when rates fell. Also, these examples assume that interest rate changes for assets and liabilities are of the same magnitude, whereas actual interest rate changes generally differ in magnitude for assets and liabilities.

Several ways an institution can manage interest-rate risk include selling existing assets or repaying certain liabilities and matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or securities. Financial institutions are also subject to prepayment risk in falling rate environments. For example, mortgage loans and other financial assets may be prepaid by a debtor so that the debtor may refinance its obligations at new, lower rates. The Company does not have significant derivative financial instruments and does not intend to purchase a significant amount of such instruments in the near future. Prepayments of assets carrying higher rates reduce the Company's interest income and overall asset yields. A large portion of an institution's liabilities may be short term or due on demand, while most of its assets may be invested in long term loans or securities. Accordingly, the Company seeks to have in place sources of cash to meet short-term demands. These funds can be obtained by increasing deposits, borrowing, or selling assets. Also, FHLB advances and wholesale borrowings may be used as important sources of liquidity for the Company.

The following table provides information about the Company's financial instruments that were sensitive to changes in interest rates as of December 31, 2023 and 2022, based on certain prepayment and account decay assumptions that management believes are reasonable. Although the Company had derivative financial instruments as of December 31, 2023 and 2022, the changes in fair value of the assets and liabilities of the underlying contracts offset each other. For more information about derivative financial instruments see Note 22 to the Consolidated Financial Statements. Expected maturity date values for interest-bearing core deposits were calculated based on estimates of the period over which the deposits would be outstanding. The Company's borrowings were tabulated by contractual maturity dates and without regard to any conversion or repricing dates.

Net Portfolio Value

Change in Rates	December 31, 2023			December 31, 2022		
	Dollar Amount	Dollar Change	Percent Change	Dollar Amount	Dollar Change	Percent Change
+200bp	$ 603,656	$ (4,077)	(1)%	$ 571,328	$ 14,733	3%
+100bp	608,399	666	0%	566,596	10,001	2%
Base	607,733	—	—	556,595	—	—
-100bp	605,047	(2,686)	(0)%	548,575	(8,020)	(1)%
-200bp	591,305	(16,428)	(3)%	526,702	(29,893)	(5)%

The change in net portfolio value from December 31, 2022 to December 31, 2023, can be attributed to a couple of factors. The yield remains inverted, and the short end has steepened since the end of the year. Additionally, both the volume and mix of assets and funding sources has changed. The volume of loans has increased, and the asset mix remains centered on loans. The volume of certificates of deposit has increased and both non-maturing deposits and borrowed money have decreased. The volume and mix shifts from the end of the year contributed to an increase in the base net portfolio value. Beyond the change in the base level of net portfolio value, projected movements in rates, up or down, would also lead to changes in market values. A 200 basis point change in the rates up scenario would lead to a slightly larger decrease in the market value of assets than liabilities. Accordingly, we see a decrease in the net portfolio value. A 200 basis points change in the rates down scenario would lead to a larger increase in the market value of liabilities than in assets, leading to a decrease in the net portfolio value.

Critical Accounting Policies

Allowance for Credit losses: The allowance for credit losses is regularly reviewed by management to determine that the amount is considered adequate to absorb probable losses in the loan portfolio. If not, an additional provision is made to increase the allowance. This evaluation includes specific loss estimates on certain individually reviewed impaired loans, the pooling of commercial credits risk graded as special mention and substandard that are not individually analyzed, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions, among other items.

Those judgments and assumptions that are most critical to the application of this accounting policy are assessing the initial and on-going credit-worthiness of the borrower, the amount and timing of future cash flows of the borrower that are available for repayment of the loan, the sufficiency of underlying collateral, the enforceability of third-party guarantees, the frequency and subjectivity of loan reviews and risk ratings, emerging or changing trends that might not be fully captured in the historical loss experience, and charges against the allowance for actual losses that are greater than previously estimated. These judgments and assumptions are dependent upon or can be influenced by a variety of factors, including the breadth and depth of experience of lending officers, credit administration and the corporate loan review staff that periodically review the status of the loan, changing economic and industry conditions, changes in the financial condition of the borrower and changes in the value and availability of the underlying collateral and guarantees.

Note 1 and Note 5 to the Consolidated Financial Statements provide additional information regarding the Allowance for Credit losses.

Goodwill: The Company accounts for business combinations using the acquisition method of accounting. Accordingly, the identifiable assets acquired and the liabilities assumed are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value recorded as goodwill. The Company performs an evaluation of goodwill for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The evaluation for impairment involves comparing the current estimated fair value of the Company to its carrying value. If the current estimated fair value exceeds the carrying value, no additional testing is required and an impairment loss is not recorded. If the estimated fair value is less than the carrying value, further valuation procedures are performed that could result in impairment of goodwill being recorded. Management estimated the fair value of the Reporting Unit as of the measurement date utilizing four valuation approaches: the comparable transactions approach, the control premium approach, the public market peers control premium approach and the discounted cash flow approach. These approaches were all considered in reaching a conclusion on fair value. The estimated fair value of the Reporting Unit was then compared to the current carrying value to determine if impairment had occurred. It is our opinion that, as of the November 30, 2023 measurement date, the aggregate fair value of the Reporting Unit exceeds the carrying value of the Reporting Unit. Therefore management concluded that goodwill was not impaired and made no adjustment in 2023.

Income Taxes: Management's determination of the realization of net deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income, as well as the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Management analyzes material tax positions taken in any income tax return for any tax jurisdiction and determines the likelihood of the positions being sustained in a tax examination. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Available for Sale ("AFS") Debt Securities: For AFS securities in an unrealized loss position, management assesses whether (i) we intend to sell, or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security's amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. AFS securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

Pension Benefits: Pension costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense. Our pension benefits are described further in Note 15 of the "Notes to Consolidated Financial Statements."

Derivative Financial Instruments: In the ordinary course of business, the Company enters into derivative financial instruments in connection with its asset/liability management activities and to accommodate the needs of its customers. Derivative financial instruments are stated at fair value on the Consolidated Statement of Conditions with changes in fair value reposted in current earnings.

Management's Report on Internal Control over Financial Reporting

We, as management of Civista Bancshares, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Company's system of internal control over financial reporting as of December 31, 2023, in relation to criteria for effective internal control over financial reporting as described in "2013 Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2023, its system of internal control over financial reporting is effective and meets the criteria of the "2013 Internal Control – Integrated Framework". FORVIS, LLP, independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023.

Management is responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations. Management has assessed compliance by the Company with the designated laws and regulations relating to safety and soundness. Based on the assessment, management believes that the Company complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2023.

Dennis G. Shaffer
President and Chief Executive Officer

Todd A. Michel
Senior Vice President, Controller

Sandusky, Ohio
March 14, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors and Audit Committee
Civista Bancshares, Inc.
Sandusky, Ohio

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Civista Bancshares, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2024, expressed an unqualified opinion thereon.

Change in Accounting Principle

As discussed in Notes 1 and 5 to the consolidated financial statements, the Company changed its method of accounting for the allowance for credit losses as of January 1, 2023 due to the adoption of Accounting Standards Update No. 2016-13, which established Accounting Standards Codification Topic 326, *Financial Instruments - Credit Losses.*

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

As discussed in Notes 1 and 5 to the consolidated financial statements, the Company's loan portfolio and the associated allowance for credit losses ("ACL") were $2.9 billion and $37.2 million as of December 31, 2023, respectively. The Company estimates the ACL at a level that is appropriate to cover estimated credit losses based on internal and external information relating to past events, current conditions, and reasonable and supportable forecasts. The Company uses

the discounted cash flow method for all loan segments to estimate expected losses on a collective (pool) basis for loans that share similar risk characteristics. For each loan segment, the Company generates cash flow projections at the instrument level adjusting payment expectations for estimated prepayment speed, curtailments, time to recovery, probability of default and loss given default. Additional qualitative adjustments are applied for risk factors that are not considered within the modeling process but are relevant in assessing the expected credit losses within the loan segments. Consideration is given to the following factors: changes in experience and depth of lending and management staff; changes in quality of credit review system; changes in nature and volume of portfolio; changes in past due, classified and nonaccrual loans; changes in economic and business conditions; changes in competition or legal and regulatory requirements; changes in concentrations within the portfolio; and changes in underlying collateral for collateral dependent loans. Loans that do not share risk characteristics are evaluated on an individual basis.

We identified the valuation of the ACL as a critical audit matter. The principal considerations for that determination included the high degree of judgment and subjectivity involved in evaluating management's estimates, particularly as it related to evaluating management's assessment of the qualitative factors. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's significant estimates and assumptions.

Our primary audit procedures performed related to the ACL included:

- Obtained an understanding of the Company's process for establishing the ACL, including the qualitative and forecast factor adjustments of the ACL

- Evaluated the design and tested the operating effectiveness of controls related to management's determination of the ACL, including controls over:

    o   Management's process for identification, basis for development and related adjustments; including reasonableness, of the qualitative factor components of the ACL

    o   Management's review of reliability and accuracy of data used to calculate and estimate the various components of the ACL, including accuracy of the calculation

- Evaluated and tested the data and inputs within the ACL calculation for completeness and accuracy including mathematical accuracy for the calculation.

- Evaluated the qualitative factors for appropriate identification and application including reasonableness of the basis for adjustment.

- Evaluated the mathmatical accuracy of formulas used in setting qualitative factors and application of the factors to loan segments.

- Utilized the assistance of the firm's internal specialists to test the mathematical operation of the model.

- Evaluated the reasonableness of management's application of qualitative factor adjustments to historical loss rates in the ACL, including:

    o   Evaluated completeness and accuracy of the information utilized as a basis for the qualitative factors to third party or internal sources

    o   Evaluated the relevance of inputs in the calculation utilized as a basis for the qualitative factors

FORVIS,LLP

We have served as the Company's auditor since 2021.

FORVIS, LLP
Cincinnati, Ohio
March 14, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Board of Directors and Audit Committee
Civista Bancshares, Inc.
Sandusky, Ohio

Opinion on the Internal Control over Financial Reporting

We have audited Civista Bancshares, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, and our report dated March 14, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

FORVIS,LLP

FORVIS, LLP
Cincinnati, Ohio
March 14, 2024

This page intentionally left blank.

CIVISTA BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022
(Amounts in thousands, except share data)

	2023	2022
ASSETS		
Cash and due from financial institutions	$ 60,406	$ 43,361
Cash and cash equivalents	60,406	43,361
Investments in time deposits	1,225	1,477
Securities available for sale	618,272	615,402
Equity securities	2,169	2,190
Loans held for sale	1,725	683
Loans, net of allowance of $37,160 and $28,511	2,824,568	2,619,770
Other securities	29,998	33,585
Premises and equipment, net	56,769	64,018
Accrued interest receivable	12,819	11,178
Goodwill	125,520	125,695
Other intangible assets	9,508	10,759
Bank owned life insurance	61,335	53,543
Swap assets	12,481	16,579
Deferred taxes	18,357	18,449
Other assets	26,266	22,756
Total assets	$ 3,861,418	$ 3,639,445
LIABILITIES		
Deposits		
Noninterest-bearing	$ 771,699	$ 896,333
Interest-bearing	2,213,329	1,723,651
Total deposits	2,985,028	2,619,984
Short-term Federal Home Loan Bank advances	338,000	393,700
Long-term Federal Home Loan Bank advances	2,392	3,578
Securities sold under agreements to repurchase	—	25,143
Subordinated debentures	103,943	103,799
Secured borrowings	—	101,615
Other borrowings	9,859	15,516
Swap liabilities	12,481	16,579
Accrued expenses and other liabilities	37,713	24,696
Total liabilities	3,489,416	3,304,610
SHAREHOLDERS' EQUITY		
Common stock, no par value, 40,000,000 shares authorized, 19,288,674 shares issued at December 31, 2023 and 19,231,061 shares issued at December 31, 2022	311,166	310,182
Accumulated earnings	183,788	156,492
Treasury stock, 3,593,250 common shares at December 31, 2023 and 3,502,827 common shares at December 31, 2022, at cost	(75,422)	(73,794)
Accumulated other comprehensive loss	(47,530)	(58,045)
Total shareholders' equity	372,002	334,835
Total liabilities and shareholders' equity	$ 3,861,418	$ 3,639,445

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2023, 2022 and 2021
(Amounts in thousands, except per share data)

	2023	2022	2021
Interest and dividend income			
Loans, including fees	$ 160,755	$ 108,053	$ 92,882
Taxable securities	11,718	9,123	5,473
Tax-exempt securities	9,282	7,859	6,250
Federal funds sold and other	979	1,120	449
Total interest and dividend income	182,734	126,155	105,054
Interest expense			
Deposits	33,755	3,840	4,175
Federal Home Loan Bank advances	14,559	3,076	1,163
Subordinated debentures	4,849	3,781	955
Securities sold under agreements to repurchase and other	4,075	5,254	3,336
Total interest expense	57,238	15,951	9,629
Net interest income	125,496	110,204	95,425
Provision for credit losses	4,435	1,752	830
Net interest income after provision for credit losses	121,061	108,452	94,595
Noninterest income			
Service charges	7,206	7,074	5,905
Net gain on sale of securities	0	10	1,786
Net gain (loss) on equity securities	(21)	118	186
Net gain on sale of loans and leases	2,908	3,397	8,042
ATM/Interchange fees	5,880	5,499	5,443
Wealth management fees	4,767	4,902	4,857
Lease revenue & residual income	7,595	2,310	—
Bank owned life insurance	1,112	984	1,200
Tax refund processing fees	2,375	2,375	2,375
Swap fees	673	247	207
Other	4,668	2,160	1,451
Total noninterest income	37,163	29,076	31,452
Noninterest expense			
Compensation expense	58,291	51,061	44,690
Net occupancy expense	5,395	4,701	4,213
Equipment expense	11,085	5,070	1,838
Contracted data processing	2,242	2,788	1,725
FDIC Assessment	1,637	797	1,056
State franchise tax	2,026	1,975	2,184
Professional services	4,952	5,388	2,715
Amortization of intangible assets	1,579	1,296	890
ATM/Interchange expense	2,420	2,248	2,314
Marketing expense	1,352	1,513	1,103
Software maintenance expenses	4,167	3,433	2,755
Other operating expenses	12,465	10,223	12,183
Total noninterest expense	107,611	90,493	77,666
Income before income taxes	50,613	47,035	48,381
Income taxes	7,649	7,608	7,835
Net income	42,964	39,427	40,546
Net income available to common shareholders	$ 42,964	$ 39,427	$ 40,546
Earnings per common share, basic	$ 2.73	$ 2.60	$ 2.63
Earnings per common share, diluted	$ 2.73	$ 2.60	$ 2.63

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2023, 2022 and 2021
(Amounts in thousands)

	2023	2022	2021
Net income	$ 42,964	$ 39,427	$ 40,546
Other comprehensive income (loss):			
Unrealized holding gains (loss) on available for sale securities	12,330	(85,517)	(8,570)
Tax effect	(2,583)	18,079	1,799
Reclassification of gains recognized in net income	—	(10)	(1)
Tax effect	—	2	—
Pension liability adjustment	972	736	992
Tax effect	(204)	(155)	(209)
Reclassification of actuatial gain recognized in net income	—	—	240
Tax effect	—	—	(50)
Total other comprehensive income (loss)	10,515	(66,865)	(5,799)
Comprehensive income (loss)	$ 53,479	$ (27,438)	$ 34,747

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2023, 2022 and 2021
(Amounts in thousands, except share data)

	Common Shares		Accumulated Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2020	15,898,032	$ 277,039	$ 93,048	$ (34,598)	$ 14,619	$ 350,108
Net income			40,546			40,546
Other comprehensive loss					(5,799)	(5,799)
Stock-based compensation	44,633	702				702
Common share dividends ($0.52 per share)			(8,036)			(8,036)
Repurchase of common stock	(988,465)			(22,309)		(22,309)
Balance, December 31, 2021	14,954,200	$ 277,741	$ 125,558	$ (56,907)	$ 8,820	$ 355,212
Net income			39,427			39,427
Other comprehensive income					(66,865)	(66,865)
Stock-based compensation	36,461	819				819
Common share dividends ($0.56 per share)			(8,493)			(8,493)
Stock issued for acquisition of Comunibanc Corp.	984,723	21,122				21,122
Stock issued for acquisition of Vision Financial Group, Inc.	500,293	10,500				10,500
Repurchase of common stock	(747,443)	—		(16,887)		(16,887)
Balance, December 31, 2022	15,728,234	$ 310,182	$ 156,492	$ (73,794)	$ (58,045)	$ 334,835
Cumulative-effect adjustment for adoption of ASC 326			(6,069)			
Balance January 1, 2023	15,728,234	$ 310,182	$ 150,423	$ (73,794)	$ (58,045)	$ 328,766
Net income			42,964			42,964
Other comprehensive income					10,515	10,515
Stock-based compensation	57,613	984				984
Common share dividends ($0.61 per share)			(9,599)			(9,599)
Repurchase of common stock	(90,423)	—		(1,628)		(1,628)
Balance, December 31, 2023	15,695,424	$ 311,166	$ 183,788	$ (75,422)	$ (47,530)	$ 372,002

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2023, 2022 and 2021
(Amounts in thousands)

	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 42,964	$ 39,427	$ 40,546
Adjustments to reconcile net income to net cash from operating activities			
Time deposits amortization	7	8	8
Security amortization, net	468	1,607	1,376
Depreciation	10,760	4,456	1,976
Amortization of core deposit intangible	1,579	1,296	890
Amortization of net deferred loan fees	(1,299)	(2,859)	(10,738)
Loss on sale of fixed assets	(82)	0	0
Net gain on sale of securities	0	(10)	(1,786)
Net (gain) loss on equity securities	21	(118)	(186)
Provision for loan losses	4,435	1,752	830
Loans and leases originated for sale	(101,170)	(126,507)	(255,265)
Proceeds from sale of loans and leases	103,036	131,193	268,336
Net gain on sale of loans	(2,908)	(3,397)	(8,042)
Increase in cash surrender value of bank owned life insurance	(1,112)	(984)	(1,200)
Share-based compensation	984	819	702
Deferred taxes	(675)	483	1,319
Change in:			
Accrued interest payable	8,858	302	111
Accrued interest receivable	(1,641)	(2,049)	2,036
Other, net	(1,527)	(20,236)	(152)
Net cash provided by operating activities	62,698	25,183	40,761
Cash flows used for investing activities:			
Investments in time securities			
Maturities	245	1312	980
Purchases	—	(245)	(245)
Securities available for sale			
Maturities, prepayments and calls	23,138	49,276	61,927
Sales	—	57,332	1,810
Purchases	(14,146)	(128,860)	(268,309)
Purchases of other securities	(32,311)	(16,646)	—
Redemption of other securities	35,898	1,625	3,526
Purchase of equity securities	—	(1,000)	—
Purchases of bank owned life insurance	(7,000)	—	—
Proceeds from bank owned life insurance	320	—	535
Net change in loans	(314,499)	(315,190)	71,072
Proceeds from sale of OREO properties	—	—	122
Acquisitions, net of cash	—	(51,643)	—
Premises and equipment purchases	(3,429)	(6,508)	(1,927)
Disposal of premises and equipment	0	183	13
Net cash used in investing activities	(311,784)	(410,364)	(130,496)

CIVISTA BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended December 31, 2023, 2022 and 2021
(Amounts in thousands)

	2023	2022	2021
Cash flows from financing activities:			
Increase (decrease) in deposits	365,044	(67,911)	227,303
Net change in short-term FHLB advances	(1,186)	393,700	—
Repayment of long-term FHLB advances	(55,700)	(93,128)	(50,000)
Change in other borrowings	(5,657)	(42,626)	—
Proceeds from subordinated debentures	—	—	73,386
Increase (decrease) in securities sold under repurchase agreements	(25,143)	(352)	(3,419)
Repurchase of common stock	(1,628)	(16,887)	(22,309)
Cash dividends paid	(9,599)	(8,493)	(8,036)
Net cash provided by financing activities	266,131	164,303	216,925
Increase (decrease) in cash and due from financial institutions	17,045	(220,878)	127,190
Cash and cash equivalents at beginning of year	43,361	264,239	137,049
Cash and cash equivalents at end of year	$ 60,406	$ 43,361	$ 264,239
Supplemental disclosures of cash flow information:			
Interest paid	$ 48,380	$ 10,696	$ 6,206
Income taxes paid	9,510	3,145	6,180
Transfer of loans from portfolio to other real estate owned	—	—	72
Securities purchased not settled	—	1,338	3,524

The Company purchased all of the capital stock of Comunibanc Corp. for $46,090 on July 1, 2022. In conjunction with the acquisition, liabilities were assumed as follows:	
Fair value of assets acquired	$ 340,649
Less: common stock issued	21,122
Less: cash paid for the capital	24,968
Liabilities assumed	$ 294,559

The Company purchased all of the capital stock of Vision Financial Group for $46,544 on October 1, 2022. In conjunction with the acquisition, liabilities were assumed as follows:	
Fair value of assets acquired	$ 126,852
Less: common stock issued	10,500
Less: cash paid for the capital	36,044
Liabilities assumed	$ 80,308

(Amounts in thousands, except share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the accounting policies adopted by Civista Bancshares, Inc., which have a significant effect on the Consolidated Financial Statements.

Nature of Operations and Principles of Consolidation: The Consolidated Financial Statements include the accounts of Civista Bancshares, Inc. ("CBI") and its wholly-owned direct and indirect subsidiaries: Civista Bank ("Civista"), First Citizens Insurance Agency, Inc. ("FCIA"), Water Street Properties, Inc. ("WSP"), CIVB Risk Management, Inc. ("CRMI"), First Citizens Capital LLC ("FCC") and First Citizens Investments, Inc. ("FCI"). The above companies together are sometimes referred to as the "Company". Intercompany balances and transactions are eliminated in consolidation.

Civista provides financial services through its offices in the Ohio counties of Erie, Crawford, Champaign, Cuyahoga, Franklin, Logan, Summit, Huron, Ottawa, Madison, Montgomery, Henry, Wood and Richland, in the Indiana counties of Dearborn and Ripley and in the Kentucky county of Kenton. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, our customers' ability to repay their loans is dependent on the real estate and general economic conditions in the area. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Civista Leasing and Finance ("CLF"), formerly known as Vision Financial Group, Inc. ("VFG") was acquired in the fourth quarter of 2022 as a wholly owned subsidiary of Civista. Effective as of August 31, 2023, VFG was merged with and into Civista, and CLF is now operated as a full-service general equipment leasing and financing division of Civista. The operations of CLF are located in Pittsburgh, Pennsylvania.

FCIA was formed to allow the Company to participate in commission revenue generated through its third party insurance agreement. Insurance commission revenue was less than 1.0% of total revenue for each of the years ended December 31, 2023, 2022 and 2021. WSP was formed to hold repossessed assets of CBI's subsidiaries. WSP revenue was less than 1% of total revenue for each of the years ended December 31, 2023, 2022 and 2023. CRMI was formed in 2017 to provide property and casualty insurance coverage to CBI and its subsidiaries for which insurance may not be currently available or economically feasible in the insurance marketplace. CRMI revenue was less than 1% of total revenue for each of the years ended December 31, 2023, 2022 and 2021. FCC was formed as a wholly-owned subsidiary of Civista in Wilmington, Delaware to hold inter-company debt. The operations of FCC were discontinued December 31, 2021. FCI is wholly-owned by Civista and holds and manages its securities portfolio. The operations of FCI are located in Wilmington, Delaware.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for credit losses, determination of goodwill impairment, fair values of financial instruments, valuation of deferred tax assets, pension obligations and other-than-temporary-impairment of securities are considered material estimates that are particularly susceptible to significant change in the near term.

Cash Flows: Cash and cash equivalents include cash on hand and demand deposits with financial institutions with original maturities of less than 90 days. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, federal funds purchased, short-term borrowings and repurchase agreements. The Company routinely maintains balances that exceed FDIC insured limits but believes the risk of loss is very low with respect to such deposits.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Securities</u>: Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are based on the amortized cost of the security sold using the specific identification method.

Other securities which include Federal Home Loan Bank ("FHLB") stock, Federal Reserve Bank ("FRB") stock, Federal Agricultural Mortgage Corporation stock, United Bankers' Bancorporation Inc. ("UBBI") stock, and Norwalk Community Development Corporation ("NCDC") stock are carried at cost.

<u>Equity securities</u>: Equity securities are held at fair value. Holding gains and losses are recorded in noninterest income. Dividends are recognized as income when earned.

<u>Loans Held for Sale:</u> Mortgage loans originated and intended for sale in the secondary market and loans that management no longer intends to hold for the foreseeable future, are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

<u>Loans and leases:</u> Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan and leases losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Interest income on consumer loans is discontinued when management determines future collection is unlikely. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued, but not received, for loans placed on nonaccrual, is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The Company provides financing leases for the purchase of business equipment. At the inception of each lease, the lease receivables, together with the present value of the estimated unguaranteed residual values are recorded as lease receivables within loans in the consolidated financial statements. Direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, net of unamortized deferred lease origination fees and costs and unearned income. Only those costs incurred as a direct result of closing a lease transaction are capitalized and all initial direct costs are expensed immediately. Interest income on direct financing leases is recognized over the term of the lease to achieve a constant periodic rate of return on the outstanding investment.

(Amounts in thousands, except share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses: On January 1, 2023, the Company adopted Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASU 2016-13")*. ASU 2016-13 introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. ASU 2016-13 amends guidance on reporting credit losses for financial assets held at amortized cost basis and available for sale debt securities. ASU 2016-13 eliminates the probable initial recognition threshold previously required under Generally Accepted Accounting Principles ("GAAP") and instead, requires an entity to reflect its current estimate of all expected credit losses based on historical experience, current conditions and reasonable and supportable forecasts. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. ASU 2016-13 also expands the disclosure requirements regarding an entity's assumptions, models, and methods for estimating the reserve for credit losses. In addition, entities need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination.

The Company adopted Accounting Standards Certification ("ASC") 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for the periods beginning after January 1, 2023 are presented under Accounting Standards Codification ("ASC") 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company adopted ASC 326 using the prospective transition approach for purchased credit deteriorated ("PCD") financial assets that were previously classified as purchased credit impaired ("PCI") and accounted for under ASC 310-30. In accordance with ASC 326, management did not reassess whether PCI assets met the criteria of PCD assets as of the date of adoption. On January 1, 2023, the amortized cost basis of the PCD assets was adjusted to reflect the addition of $1,668 to the allowance for credit losses. The remaining noncredit discount (based on the adjusted amortized cost basis) will be accreted into interest income at the effective interest rate as of January 1, 2023. The adoption of CECL resulted in an increase to our total allowance for credit losses ("ACL") on loans held for investment of $4.3 million, an increase in allowance for credit losses on unfunded loan commitments of $3.4 million, a reclassification of PCI discount from loans to the ACL of $1.7 million, and an increase in deferred tax asset of $1.6 million. The Company also recorded a net reduction of retained earnings of $6.1 million upon adoption.

The allowance for credit losses is evaluated on a regular basis and established through charges to earnings in the form of a provision for credit losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Portfolio Segmentation ("Pooled Loans")

Portfolio segmentation is defined as the pooling of loans based upon similar risk characteristics such that quantitative methodologies and qualitative adjustment factors for estimating the allowance for credit losses are constructed for each segment. The Company has identified nine portfolio segments of loans including Commercial & Agriculture, Commercial Real Estate – Owner Occupied, Commercial Real Estate – Non-Owner Occupied, Residential Real Estate, Real Estate Construction, Home Equity Line of Credit, Farm Real Estate, Lease Financing Receivable and Consumer and Other Loans.

The allowance for credit losses for Pooled Loans is estimated based upon periodic review of the collectability of the loans quantitatively correlating historical loan experience with reasonable and supportable forecasts using forward looking information. The Company utilized a discounted cash flow (DCF) method to estimate the quantitative portion of the allowance for credit losses for loans evaluated on a collective pooled basis. For each segment, a loss driver analysis (LDA) was performed in order to identify appropriate loss drivers and create a regression model for use in forecasting cash flows. The LDA utilized the Company's own Federal Financial Institutions Examination Council's ("FFIEC") Call Report data for all segments except indirect auto and all new and unknown values. Peer data was incorporated into the analysis for all segments except indirect auto and all new and unknown values. The Company uses regression analysis to determine suitable loss drivers to utilize when modeling lifetime probability of default and loss given default for the changes in the economic factors for the loss driver segments. The identified loss drivers for all segments as of December 31, 2023 are national unemployment rate and national gross domestic product growth. Peer data is utilized in our model as more statistically supportable data. The Company uses actual loss data for the lease portfolio due to a lack of appropriate peer leasing data to forecast loss drivers.

Key inputs into the DCF model include loan-level detail, including the amortized cost basis of individual loans, payment structure, loss history, and forecasted loss drivers. The Company uses the central tendency midpoint seasonally adjusted forecasts from the Federal Open Market Committee (FOMC). Other key assumptions include the probability of default (PD), loss given default (LGD), and prepayment/curtailment rates. When possible, the Company utilizes its own PDs for the reasonable and supportable forecast period. When it is not possible to use the Company's own PDs, the LDA is utilized to determine PDs based on the forecasted economic factors. In all cases, the LDA is then utilized to determine the long-term historical average, which is reached over the reversion period. When possible, the Company utilizes its own LGDs for the reasonable and supportable forecast period. When it is not possible to use the Company's own LGDs, the LGD is derived using a method referred to as Frye Jacobs. The Frye Jacobs method is a mathematical formula that traces the relationship between LGD and PD over time and projects the LGD based on the level of PD forecasted. In all cases, the Frye Jacobs method is utilized to calculate LGDs during the reversion period and long-term historical average. Prepayment and curtailment rates were calculated based on the Company's own data utilizing a one-year average. When the discounted cash flow method is used to determine the allowance for credit losses, management incorporates expected prepayments to determine the effective interest rate utilized to discount expected cash flow.

Adjustments to the quantitative evaluation may be made to account for differences in current or expected qualitative risk characteristics such as changes in: (i) lending policies and procedures; (ii) experience and depth of lending and management staff; (iii) quality of credit review system; (iv) nature and volume of portfolio; (v) past due, classified and non accrual loans; (vi) economic and business conditions; (vii) competition or legal and regulatory requirements; (viii) concentrations within the portfolio; (ix) underlying collateral for collateral dependent loans.

Purchased Credit Deteriorated (PCD) Loans

The Company has purchased loans, some of which have shown evidence of credit deterioration since origination. Upon adoption of ASC 326, the Company elected to maintain pools of loans that were previously accounted for under ASC 310-30 and will continue to account for these pools as a unit of account. Loans are only removed from the existing pools if they are written off, paid off, or sold. Upon adoption of ASC 326, the allowance for credit losses was determined for each pool and added to the pool's carrying amount to establish a new amortized

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

cost basis. The difference between the unpaid principal balance of the pool and the new amortized cost basis is the noncredit premium or discount which will be amortized into interest income over the remaining life of the pool. Changes to the allowance for credit losses after adoption are recorded through provision expense.

Individually Evaluated Loans

The Company establishes a specific reserve for individually evaluated loans which do not share similar risk characteristics with the loans included in the forecasted allowance for credit losses. These individually evaluated loans are removed from the pooling approach discussed above for the forecasted allowance for credit losses, and include nonaccrual loans, loan and lease modifications experiencing financial difficulty, and other loans deemed appropriate by management.

Available for Sale ("AFS") Debt Securities

For AFS securities in an unrealized loss position, we first assess whether (i) we intend to sell, or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security's amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. AFS securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

Accrued Interest Receivable

Upon adoption of ASU 2016-13 and its related amendments on January 1, 2023, the Company made the following elections regarding accrued interest receivable:

- Presenting accrued interest receivable balances separately within another line item on the statement of financial condition.

- Excluding accrued interest receivable that is included in the amortized cost of financing receivables and debt securities from related disclosure requirements.

- Continuing our policy to write off accrued interest receivable by reversing interest income. For both commercial and consumer loans, the write off typically occurs upon becoming 90 days past due. Historically, the Company has not experienced uncollectible accrued interest receivable on its investment securities. However, the Company would generally write off accrued interest receivable by reversing interest income if the Company does not reasonably expect to receive payments. Due to the timely manner in which accrued interest receivables are written off, the amounts of such write offs are immaterial.

- Not measuring an allowance for credit losses for accrued interest receivable due to the Company's policy of writing off uncollectible accrued interest receivable balances in a timely manner, as described above.

(Amounts in thousands, except share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reserve for Unfunded Commitments

The reserve for unfunded commitments (the "Unfunded Reserve") represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. No allowance is recognized if the Company has the unconditional right to cancel the obligation. The Company is defining unconditionally cancelable in its literal sense, meaning that a commitment may be cancelled by the Company for any, or for no reason whatsoever. However, the Company in its business dealings, has no practical history of unconditionally canceling commitments. Commitments are not typically cancelled until a default or a defined condition occurs. Being that its historical practice has been to not cancel credit commitments unconditionally, the Company has made the decision to reserve for Unfunded Commitments. The Unfunded Reserve is recognized as a liability (included within other liabilities in the Consolidated Balance Sheets), with adjustments to the reserve recognized as noninterest expense in the Consolidated Statements of Operations. The Unfunded Reserve is determined by estimating expected future fundings, under each segment, and applying the expected loss rates. Expected future fundings over the estimated life of commitments are based on historical averages of funding rates (i.e., the likelihood of draws taken). To estimate future fundings on unfunded balances, current funding rates are compared to historical funding rates. Estimate of credit losses are determined using the same loss rates as funded loans.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in financial statements and the disclosures provided, and future results could differ. The allowance for credit losses, consideration of impairment of goodwill, fair values of financial instruments, deferred taxes, swap assets/liabilities and pension obligations are particularly subject to change.

Adoption of New Accounting Standards:

In June 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The ASU introduces a new credit loss methodology, CECL, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods under prior GAAP, which generally require that a loss be incurred before it is recognized. For available-for-sale securities where fair value is less than cost, credit-related impairment, if any, is recognized through an allowance for credit losses and adjusted each period for changes in credit risk.

On January 1, 2023, the Company adopted the guidance prospectively with a cumulative adjustment to retained earnings. The Company has not restated comparative information for 2022 and, therefore, the comparative information for 2022 is reported under the old model and is not comparable to the information presented for 2023.

(Amounts in thousands, except share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

At adoption, the Company recognized an incremental allowance for credit losses on its loans to customers of $4.3 million, a liability for off-balance sheet unfunded commitments of $3.4 million and a reclassification of the discount on PCI loans to the ACL of $1.7 million. Additionally, the Company recorded a $6.1 million after tax decrease in retained earnings associated with the increased estimated credit losses. The “Day 1” impact of CECL adoption is summarized below:

CECL Adoption

	December 31, 2022	CECL Adoption Impact	Impact of Adopting ASC 326 - PCD Loans	January 1, 2023
Allowance for Credit Losses:				
Commercial & Agriculture	$ 3,011	$ 429	$ 390	$ 3,830
Commercial Real Estate:				
Owner Occupied	4,565	1,075	179	5,819
Non-Owner Occupied	14,138	(2,847)	—	11,291
Residential Real Estate	3,145	2,762	386	6,293
Real Estate Construction	2,293	1,502	—	3,795
Farm Real Estate	291	(28)	—	263
Lease Financing Receivable	429	1,743	635	2,807
Consumer and Other	98	201	78	377
Unallocated	541	(541)	—	—
Total Allowance for Credit Losses	$ 28,511	$ 4,296	$ 1,668	$ 34,475
Reserve for Unfunded Commitments	—	3,386	—	3,386
Total Reserve for Credit Losses	$ 28,511	$ 7,682	$ 1,668	$ 37,861
Retained Earnings				
Total Pre-tax Impact		$ (7,682)		
Tax Effect		1,613		
Decrease to Retained Earnings		$ (6,069)		

The Company adopted Accounting Standards Certification ("ASC") 326 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for the periods beginning after January 1, 2023 are presented under Accounting Standards Codification (“ASC”) 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company adopted ASC 326 using the prospective transition approach for purchased credit deteriorated ("PCD") financial assets that were previously classified as purchased credit impaired ("PCI") and accounted for under ASC 310-30. In accordance with ASC 326, management did not reassess whether PCI assets met the criteria of PCD assets as of the date of adoption. On January 1, 2023, the amortized cost basis of the PCD assets was adjusted to reflect the addition of $1,668 to the allowance for credit losses. The remaining noncredit discount (based on the adjusted amortized cost basis) will be accreted into interest income at the effective interest rate as of January 1, 2023. The adoption of CECL resulted in an increase to our total allowance for credit losses (“ACL”) on loans held for investment of $4.3 million, an increase in allowance for credit losses on unfunded loan commitments of $3.4 million, a reclassification of PCI discount from loans to the ACL of $1.7 million, and an increase in deferred tax asset of $1.6 million. The Company also recorded a net reduction of retained earnings of $6.1 million upon adoption.

The allowance for credit losses is evaluated on a regular basis and established through charges to earnings in the form of a provision for credit losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(Amounts in thousands, except share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company did not record an allowance for available-for-sale securities on Day 1 as the investment portfolio consists primarily of debt securities explicitly or implicitly backed by the U.S. Government for which credit risk is deemed minimal. The impact going forward will depend on the composition, characteristics, and credit quality of the securities portfolio as well as the economic conditions at future reporting periods.

On January 1, 2023, the Company adopted ASU *2022-02*, Financial Instruments - *Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures ("ASU 2022-02")*. ASU 2022-02 eliminates the recognition and measurement guidance for troubled debt restructurings and requires enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. This ASU also requires enhanced disclosure for loans that have been charged off. The adoption of ASU 2022-02 provisions did not have a significant impact on the Company's Consolidated Financial Statements.

Loan Charge-off Policies: All unsecured open- and closed-ended retail loans that become past due 90 days from the contractual due date are charged off in full. In lieu of charging off the entire loan balance, loans with non-real estate collateral may be written down to the net realizable value of the collateral, if repossession of collateral is assured and in process. For open- and closed-ended loans secured by residential real estate, a current assessment of fair value is made no later than 180 days past due. Any outstanding loan balance in excess of the net realizable value of the property is charged off. All other loans are generally charged down to the net realizable value when Civista recognizes the loan is permanently impaired, which is generally after the loan is 90 days past due.

Other Real Estate: Other real estate acquired through or instead of loan foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis and any deficiency in the value is charged off through the allowance. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both accelerated and straight-line methods over the estimated useful life of the asset, ranging from three to seven years for furniture and equipment and seven to fifty years for buildings and improvements.

Equipment Owned Under Operating Leases: As a lessor, the Company finances equipment under leases to a wide variety of customers, from commercial and industrial to government and healthcare classified as operating leases. The equipment underlying the operating leases is reported at cost, net of accumulated depreciation, within Premises and Equipment on the Consolidated Balance Sheets. These operating lease arrangements require the lessee to make a fixed monthly rental payment over a specified lease term generally ranging from 3 years to 6 years. Revenue consists of the contractual lease payments and is recognized on a straight-line basis over the lease term and reported in Noninterest Income on the Consolidated Statements of Operations. Leased assets are depreciated on a straight-line method over the lease term to the estimate of the equipment's fair market value at lease termination, also referred to as "residual" value. The depreciation of these operating lease assets is reported in Noninterest Expense on the Consolidated Statements of Operations. For equipment leases, fair value may be based upon observable market prices, third-party valuations, or prices received on sales of similar assets at the end of the lease term. These residual values are reviewed annually to ensure the recorded amount does not exceed the fair market value at the lease termination. At the end of the lease, the operating lease asset is either purchased by the lessee or returned to the Company.

(Amounts in thousands, except share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank (FHLB) Stock: Civista is a member of the FHLB of Cincinnati and as such, is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. The stock is bought from and sold to the FHLB based upon its $100 par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated for impairment by management. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (*a*) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted, (*b*) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance, (*c*) the impact of legislative and regulatory changes on the customer base of the FHLB, and (*d*) the liquidity position of the FHLB. With consideration given to these factors, management concluded that the FHLB stock was not impaired at December 31, 2023 or 2022. FHLB Stock is included in Other Securities on the Consolidated Balance Sheet

Federal Reserve Bank (FRB) Stock: Civista is a member of the Federal Reserve System. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. FRB Stock is included in Other Securities on the Consolidated Balance Sheet.

Bank Owned Life Insurance (BOLI): Civista has purchased BOLI policies on certain key executives. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Changes in the cash surrender value are recorded as income in the period that the change occurs.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangibles arising from whole bank and branch acquisitions. These intangible assets are measured at fair value and then amortized on an accelerated method over their estimated useful lives, which range from five to twelve years.

On January 1, 2023, the Company adopted ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*. To simplify the subsequent measurement of goodwill, the FASB eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. A public business entity that is an SEC filer, such as the Company, was to adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. In November 2019, however, the FASB issued ASU 2019-10, *Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)*, which deferred the effective date for ASC 350, *Intangibles – Goodwill and Other*, for SEC filers that were eligible to be smaller reporting companies as of November 15, 2019, such as the Company, to fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The adoption of the ASU provisions did not have a significant impact on the Company's Consolidated Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Servicing Rights: Mortgage servicing rights are recognized as assets for the allocated value of retained mortgage servicing rights on loans sold. Mortgage servicing rights are initially recorded at fair value at the date of transfer. The valuation technique uses the present value of estimated future cash flows using current market discount rates. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance to the extent that fair value is less than the capitalized asset for the grouping.

Long-lived Assets: Premises and equipment and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information.

A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the grant date. The market price of the Company's common shares at the date of the grant is used for restricted shares.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Retirement Plans: Pension expense is the net of service and interest cost, expected return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense consists of the amount of matching contributions. Deferred compensation allocates the benefits over the years of service.

Earnings per Common Share: Earnings per share is computed using the two-class method. Basic earnings per share are net income available to common shareholders divided by the weighted average number of common shares outstanding during the period, which excludes participating securities. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable related to convertible preferred shares. Treasury shares are not deemed outstanding for earnings per share calculations.

Comprehensive Income (Loss): Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in the funded status of the pension plan.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe that any such loss contingencies currently exist that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank is required to meet regulatory reserve and clearing requirements. These balances do not earn interest. The required reserve amount at December 31, 2023 was $0. The Company did not have any cash pledged as collateral on its interest rate swaps with third party financial institutions at December 31, 2023.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by Civista to CBI or by CBI to shareholders. Additional information related to dividend restrictions can be found in Note 19.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions that reflect exit price value, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

(Amounts in thousands, except share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating Segments: While the Company's chief decision makers monitor the revenue streams of the Company's various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment.

Treasury Stock: CBI common shares that are repurchased are recorded in treasury stock at cost.

Business Combinations: At the date of acquisition the Company records the assets and liabilities of acquired companies on the Consolidated Balance Sheets at their fair value. The results of operations for acquired companies are included in the Company's Consolidated Statements of Operations beginning at the acquisition date. Expenses arising from acquisition activities are recorded in the Consolidated Statements of Operations during the period incurred.

Derivative Instruments and Hedging Activities: The Company enters into interest rate swap agreements to facilitate the risk management strategies of a small number of commercial banking customers. All derivatives are accounted for in accordance with ASC-815, *Derivatives and Hedging*. The Company mitigates the risk of entering into these agreements by entering into equal and offsetting swap agreements with highly rated third party financial institutions. The swap agreements are free-standing derivatives and are recorded at fair value in the Company's Consolidated Balance Sheets. Changes in fair value are recorded as income or expense in the period that they occur. The Company is party to master netting arrangements with its financial institution counterparties. The master netting arrangements provide for a single net settlement of all swap agreements, as well as collateral, in the event of default on, or termination of, any one contract. Collateral, in the form of cash and marketable securities, is posted by the counterparty with net liability positions in accordance with contract thresholds.

Revisions: Certain revisions have been made to the 2022 and 2021 consolidated financial statements. The fair market value for loans disclosed in Note 17 as of December 31, 2022, was revised from $2,160,920 to $2,528,906 due to an error in the calculation. Loans and secured borrowings increased $101,615 in the Consolidated Balance Sheet as of December 31, 2022, for certain loan participations sold that were deemed to not qualify for sales accounting under ASC 860. Interest income and interest expense increased $4,902 and $3,312, respectively in the Consolidated Statement of Operations as of and for the years ended December 31, 2022 and 2021 for certain loan participations sold that were deemed to not qualify for sales accounting under ASC 860. These revisions did not have a significant impact on the consolidated financial statement line items impacted and had no effect on net income.

Effect of Newly Issued but Not Yet Effective Accounting Standards:

In January 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, March 2020*, to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate (SOFR). Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls "reference rate reform" if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. The amendments in this ASU are effective for all entities upon issuance through December 31, 2022. However, a deferral of the implementation of reference rate reform was issued in December of 2022, which extends the implementation to December 31, 2024. The Company is working through this transition via

(Amounts in thousands, except share data)

NOTE 1 - SUMMRY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a multi-disciplinary project team. However, the financial impact on our financial condition, results of operations and cash flows will depend on the population of contracts that are still outstanding on the date the underlying indexes are no longer published.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments apply to all public entities that are required to report segment information in accordance with FASB ASC Topic 280, Segment Reporting. The amendments in the ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. Public entities are required to disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. In addition, public entities must provide all annual disclosures about a reportable segment's profit or loss and assets currently required by FASB ASC Topic 280, Segment Reporting, in interim periods. The amendments clarify that if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity's consolidated financial statements. The Amendments require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Finally, the amendments require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in ASC Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the potential impacts related to the adoption of the ASU.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments require that public business entities on an annual basis (a) disclose specific categories in the rate reconciliation and (b) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The amendments also require that all entities disclose on an annual basis the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments require that all entities disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the potential impacts related to the adoption of the ASU.

NOTE 2 - ACQUISITIONS

On July 1, 2022, CBI completed the acquisition by merger of Comunibanc Corp. in a stock and cash transaction for aggregate consideration of approximately $46,090. As a result of the acquisition, the Company issued 984,723 common shares and paid approximately $24,968 in cash to the former shareholders of Comunibanc Corp. The Company and Comunibanc Corp. had first announced that they had entered into an agreement to merge in January of 2022. Immediately following the merger, Comunibanc Corp.'s banking subsidiary, The Henry County Bank (HCB), was merged into CBI's banking subsidiary, Civista Bank.

The assets and liabilities of Comunibanc Corp. were recorded on the Company's Consolidated Balance Sheet at their preliminary estimated fair values as of July 1, 2022, the acquisition date. The Company recorded $26,209 in goodwill and $4,426 in core deposit intangibles, representing the principal change in goodwill and intangibles from December 31, 2021. None of the purchase price is deductible for tax purposes.

At the time of the merger, Comunibanc Corp had total consolidated assets of $315,083, including $175,500 in loans, and $271,081 in deposits. The transaction was recorded as a purchase and, accordingly, the operating results of Comunibanc Corp. and HCB have been included in the Company's Consolidated Financial Statements since the close of business on July 1, 2022.

Identifiable intangibles are amortized to their estimated residual values over the expected useful lives. Such lives are also periodically reassessed to determine if any amortization period adjustments are required. The identifiable intangible assets consist of core deposit intangible which is being amortized over the estimated useful life. The gross carrying amount of the core deposit intangible at December 31, 2022 was $3,999.

In connection with the Comunibanc merger in 2022, the Company incurred additional third-party acquisition-related costs of $2.9 million. These expenses are comprised of employee benefits of $210.7 thousand, occupancy and equipment expenses of $110.7 thousand, software expense of $36.0 thousand, consulting and other professional fees of $905.2 thousand, data processing costs of $1.0 million and other operating expenses of $647.5 thousand in the Company's Consolidated Statement of Operations for the twelve-month period ended December 31, 2022.

As of December 31, 2022, the estimated future amortization expense for the core deposit intangible is as follows:

	Core deposit intangibles
2023	$ 739
2024	684
2025	604
2026	523
2027	443
Thereafter	1,006
	$ 3,999

The following table presents financial information for the former Comunibanc Corp. included in the Consolidated Statements of Operations from the date of acquisition through December 31, 2022.

	Actual From Acquisition Date Through December 31, 2022 (in thousands)
Net interest income after provision for loan losses	$ 3,428
Noninterest income	159
Net income	1,719

(Amounts in thousands, except share data)

NOTE 2 - ACQUISITIONS (Continued)

The following table presents pro forma information for the twelve-month periods ended December 31, 2022, 2021 and 2020 as if the acquisition of Comunibanc Corp. had occurred on January 1, 2020. This table has been prepared for comparative purposes only and is not indicative of the actual results that would have been attained had the acquisition occurred as of the beginning of the periods presented, nor is it indicative of future results. Furthermore, the unaudited pro forma information does not reflect management's estimate of any revenue-enhancing opportunities nor anticipated cost savings as a result of the integration and consolidation of the acquisition.

	Pro Formas (unaudited) Twelve Months ended December 31,		
	2022	2021	2020
Net interest income after provision for loan losses	$ 113,689	$ 103,583	$ 88,293
Noninterest income	29,451	32,768	29,870
Net income	39,095	42,482	34,374
Pro forma earnings per share:			
Basic	$ 2.42	$ 2.59	$ 2.01
Diluted	$ 2.42	$ 2.59	$ 2.01

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for Comunibanc Corp. Core deposit intangibles will be amortized over ten years using an accelerated method. Goodwill will not be amortized, but instead will be evaluated for impairment.

Cash paid		$ 24,968
Common shares issued (984,723 shares)		21,122
Total		$ 46,090
Net assets acquired:		
Cash and due from financial institutions	$ 3,098	
Securities available for sale	120,399	
Time deposits	742	
Loans, net	169,202	
Other securities	1,553	
Premises and equipment	4,665	
Accrued interest receivable	670	
Core deposit intangible	4,426	
Bank owned life insurance	5,918	
Other assets	3,767	
Noninterest-bearing deposits	(122,642)	
Interest-bearing deposits	(148,552)	
Other borrowings	(21,706)	
Other liabilities	(1,659)	
		19,881
Goodwill resulting from Comunibanc Corp. acquisition		$ 26,209

Loans purchased with evidence of credit deterioration since origination and for which it was probable that all contractually required payments would not be collected were considered to be credit impaired. Evidence of credit quality deterioration as of the purchase date included information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Purchased credit-impaired loans were accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (ASC 310-30) and initially measured at fair value, which included estimated future credit losses expected to be incurred over the life of the loan. Accordingly, an allowance for credit losses related to these loans was not carried over and recorded at the acquisition date. Management estimated the cash flows expected to be collected at acquisition using our internal risk models, which incorporated the estimate of the current assumptions, such as default rates, severity and prepayment speeds.

NOTE 2 - ACQUISITIONS (Continued)

The following table presents additional information regarding loans acquired and accounted for in accordance with ASC 310-30:

	At December 31, 2022
	Acquired Loans with Specific Evidence of Deterioration of Credit Quality (ASC 310-30)
	(In Thousands)
Outstanding balance	$ 4,768
Carrying amount	4,121

The gross principal due under the contract for acquired receivables not subject to ASC 310-30 is $171.1 million. The fair value adjustment is $2.1 million and the contractual cash flows not expected to be collected is $5.7 million.

The acquired assets and liabilities were measured at estimated fair values. Management made certain estimates and exercised judgment in accounting for the acquisition.

The amount of goodwill recorded reflects a strategic opportunity to expand into new markets that, while similar to existing markets, are projected to be more vibrant in population growth and business opportunity growth. The goodwill represents the excess purchase price over the estimated fair value of the net assets acquired. Additionally, the acquisition will provide exposure to suburbs of larger urban areas without the commitment of operating inside large metropolitan areas dominated by regional and national financial organizations. The acquisition is also expected to create synergies on the operational side of the Company by allowing noninterest expenses to be spread over a larger operating base.

On October 3, 2022, CBI and Civista completed the acquisition by Civista of all of the issued and outstanding shares of capital stock of VFG for aggregate cash and stock consideration of approximately $46,544. As a result of the acquisition, the Company issued 500,293 common shares and paid approximately $36,044 in cash.

The assets and liabilities of VFG were recorded on the Company's Consolidated Balance Sheet at their preliminary estimated fair values as of October 3, 2022, the acquisition date. The Company recorded $22,635 in goodwill, representing the principal change in goodwill from December 31, 2021. None of the purchase price is deductible for tax purposes.

At the time of the acquisition, VFG had total consolidated assets of $93,870, including $62,712 in loans and leases. The transaction was recorded as a purchase and, accordingly, the operating results of VFG have been included in the Company's Consolidated Financial Statements since the close of business on October 3, 2022. Effective as of August 31, 2023, VFG was merged with and into Civista, and CLF is now operated as a full-service general equipment leasing and financing division of Civista.

In connection with the VFG acquisition in 2022, the Company incurred additional third-party acquisition-related costs of $814.3 thousand. These expenses are comprised of consulting and other professional fees of $812.8 thousand and other operating expenses of $1.5 thousand in the Company's Consolidated Statement of Operations for the twelve-month period ended December 31, 2022.

NOTE 2 - ACQUISITIONS (Continued)

The following table presents financial information for VFG included in the Consolidated Statements of Operations from the date of acquisition through December 31, 2022.

	Actual From Acquisition Date Through December 31, 2022 (in thousands)
Net interest income after provision for loan losses	$ 403
Noninterest income	3,926
Net loss	(992)

Pro forma information for the twelve-month periods ended December 31, 2022, 2021 and 2020 is not presented as the acquisition of VFG was determined to not to be a significant transaction.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for VFG. Goodwill will not be amortized, but instead will be evaluated for impairment.

Cash paid		$ 36,044
Common shares issued (250,145 shares)		5,250
Common shares issued (contingent consideration) (250,148 shares)		5,250
Total		$ 46,544
Net assets acquired:		
Cash and due from financial institutions	$ 6,271	
Time Deposits	80	
Loans, net	61,418	
Premises and equipment	35,039	
Other assets	1,409	
Other borrowings	(58,142)	
Other liabilities	(22,166)	
		23,909
Goodwill resulting from VFG acquisition		$ 22,635

Loans purchased with evidence of credit deterioration since origination and for which it was probable that all contractually required payments would not be collected were considered to be credit impaired. Evidence of credit quality deterioration as of the purchase date included information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Purchased credit-impaired loans were accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (ASC 310-30) and initially measured at fair value, which included estimated future credit losses expected to be incurred over the life of the loan. Accordingly, an allowance for credit losses related to these loans was not carried over and recorded at the acquisition date. Management estimated the cash flows expected to be collected at acquisition using our internal risk models, which incorporated the estimate of the current assumptions, such as default rates, severity and prepayment speeds.

NOTE 2 - ACQUISITIONS (Continued)

The contingent consideration arrangement requires Civista to pay the former owners of VFG, over two years, and subject to meeting certain lease origination thresholds for each year, or meeting a combined threshold for the two years, up to a maximum amount of $5,250, undiscounted. The potential undiscounted amount of all future payments Civista could be required to make under the contingent consideration arrangement is between $0 and $5,250. The fair value of the contingent consideration arrangement of $5,250 was estimated based on significant inputs that are not observable in the market, which are considered Level 3 inputs in accordance with ASC Topic 820. Key assumptions include the CIVB share price at close, management's assumptions and the probability that the vesting thresholds will be met. The common shares subject to the contingent consideration arrangement have been issued and are considered restricted with participating rights with voting, dividends and distribution rights prior to vesting or forfeiture. If the lease origination thresholds are not met, the shares issued will be forfeited.

The following table presents additional information regarding loans acquired and accounted for in accordance with ASC 310-30:

	At December 31, 2022
	Acquired Loans with Specific Evidence of Deterioration of Credit Quality (ASC 310-30)
	(In Thousands)
Outstanding balance	$ 635
Carrying amount	—

The gross principal due under the contract for acquired receivables not subject to ASC 310-30 is $62.1 million. The fair value adjustment is $2.3 million and the contractual cash flows not expected to be collected is $658.8 thousand.

The acquired assets and liabilities were measured at estimated fair values. Management made certain estimates and exercised judgment in accounting for the acquisition.

The amount of goodwill recorded reflects the excess purchase price over the estimated fair value of the net assets acquired.

NOTE 3 - SECURITIES

The amortized cost and fair value of available for sale securities and the related gross unrealized gains and losses recognized were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2023				
U.S. Treasury securities and obligations of U.S. government agencies	$ 71,418	$ 315	$ (4,075)	$ 67,658
Obligations of states and political subdivisions	359,452	2,725	(23,578)	338,599
Mortgage-back securities in government sponsored entities	242,022	19	(30,026)	212,015
Total debt securities	$ 672,892	$ 3,059	$ (57,679)	$ 618,272

(Amounts in thousands, except share data)

NOTE 3 – SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2022				
U.S. Treasury securities and obligations of U.S. government agencies	$ 66,495	$ 20	$ (5,486)	$ 61,029
Obligations of states and political subdivisions	350,104	784	(33,640)	317,248
Mortgage-back securities in government sponsored entities	265,752	15	(28,642)	237,125
Total debt securities	$ 682,351	$ 819	$ (67,768)	$ 615,402

The amortized cost and fair value of securities at year end 2023 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 2,652	$ 2,652
Due from one to five years	78,395	73,198
Due from five to ten years	38,867	37,397
Due after ten years	310,956	293,010
Mortgage-backed securities in government sponsored entities	242,022	212,015
Total securities available for sale	$ 672,892	$ 618,272

Securities with a carrying value of $211,616 and $218,344 were pledged as of December 31, 2023 and 2022, respectively, to secure public deposits, other deposits and liabilities as required or permitted by law.

Proceeds from sales of securities, gross realized gains and gross realized losses were as follows:

	2023	2022	2021
Sale proceeds	$ —	$ 57,332	$ 1,810
Gross realized gains	—	—	1,785
Gross realized losses	—	—	—
Gains from securities called or settled by the issuer	—	10	1

Debt securities with unrealized losses at year end 2023 and 2022 not recognized in income were as follows:

2023	12 Months or less		More than 12 months		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities and obligations of U.S. government agencies	$ 224	$ (1)	$ 56,760	$ (4,074)	$ 56,984	$ (4,075)
Obligations of states and political subdivisions	19,168	(78)	162,291	(23,500)	181,459	(23,578)
Mortgage-backed securities in gov't sponsored entities	20,112	(522)	189,319	(29,504)	209,431	(30,026)
Total temporarily impaired	$ 39,504	$ (601)	$ 408,370	$ (57,078)	$ 447,874	$ (57,679)

(Amounts in thousands, except share data)

NOTE 3 – SECURITIES (Continued)

2022	12 Months or less		More than 12 months		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury securities and obligations of U.S. government agencies	$ 21,042	$ (880)	$ 39,567	$ (4,606)	$ 60,609	$ (5,486)
Obligations of states and political subdivisions	169,594	(13,016)	73,967	(20,624)	243,561	(33,640)
Mortgage-backed securities in gov't sponsored entities	111,639	(4,713)	124,622	(23,929)	236,261	(28,642)
Total temporarily impaired	$ 302,275	$ (18,609)	$ 238,156	$ (49,159)	$ 540,431	$ (67,768)

For AFS securities in an unrealized loss position, we first assess whether (i) we intend to sell, or (ii) it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either case is affirmative, any previously recognized allowances are charged-off and the security's amortized cost is written down to fair value through income. If neither case is affirmative, the security is evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. Adjustments to the allowance are reported in our income statement as a component of credit loss expense. AFS securities are charged-off against the allowance or, in the absence of any allowance, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

The Company has assessed each available for sale security position for credit impairment. Factors considered in determining whether a loss is temporary include:

- The length of time and the extent to which fair value has been below cost;
- The severity of impairment;
- The cause of the impairment and the financial condition and near-term prospects of the issuer;
- If the Company intends to sell the investment;
- If it's more-likely-than-not the Company will be required to sell the investment before recovering its amortized cost basis; and
- If the Company does not expect to recover the investment's entire amortized cost basis (even if the Company does not intend to sell the investment).

The Company's review for impairment generally entails:

- Identification and evaluation of investments that have indications of impairment;
- Analysis of individual investments that have fair values less than amortized cost, including consideration of length of time each investment has been in unrealized loss position and the expected recovery period;
- Evaluation of factors or triggers that could cause individual investments to qualify as having other-than-temporary impairment; and
- Documentation of these analyses, as required by policy.

At December 31, 2023, the Company owned 394 securities that were considered temporarily impaired. The unrealized losses on these securities have not been recognized into income because the issuers' bonds are of high

(Amounts in thousands, except share data)

NOTE 3 – SECURITIES (Continued)

credit quality, management has the intent and ability to hold these securities for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The Company also considers sector specific credit rating changes in its analysis. The fair value is expected to recover as the securities approach their maturity date or reset date. The Company does not intend to sell until recovery and does not believe selling will be required before recovery.

The following table presents the net gains and losses on equity investments recognized in earnings at year-end 2023 and 2022, and the portion of unrealized gains and losses for the period that relates to equity investments held at year-end 2023 and 2022:

	2023	2022
Net gains (losses) recognized on equity securities during the year	$ (21)	$ 118
Less: Net gains realized on the sale of equity securities during the period	—	—
Unrealized gains (losses) recognized in equity securities held at December 31	$ (21)	$ 118

NOTE 4 - LOANS

Loans at year-end were as follows:

	2023	2022
Commercial & Agriculture	$ 304,793	$ 278,595
Commercial Real Estate - Owner Occupied	377,321	371,147
Commercial Real Estate - Non-Owner Occupied	1,161,894	1,018,736
Residential Real Estate	659,841	552,781
Real Estate Construction	260,409	243,127
Farm Real Estate	24,771	24,708
Lease financing receivable	54,642	36,797
Consumer and Other	18,056	20,775
Loan participations sold, reflected as secured borrowings	—	101,615
Total Loans	2,861,727	2,648,281
Allowance for credit losses	(37,160)	(28,511)
Net loans	$ 2,824,567	$ 2,619,770

Included in Commercial & Agriculture loans as of December 31, 2023 and 2022 is $326 and $566, respectively, of Paycheck Protection Program ("PPP") loans.

Included in total loans above are deferred loan fees of $2,743 and $1,652 at December 31, 2023 and 2022, respectively.

Scheduled maturities of lease financing receivables at December 31, 2023 were as follows:

2024	$ 8,834
2025	3,255
2026	5,829
2027	13,158
2028	12,468
Thereafter	11,098
Total	$ 54,642

(Amounts in thousands, except share data)

NOTE 4 - LOANS (Continued)

Loans to principal officers, directors, and their affiliates at year-end 2023 and 2022 were as follows:

	2023	2022
Balance - Beginning of year	$ 21,107	$ 17,447
New loans and advances	1,477	15,408
Repayments	(2,205)	(9,255)
Effect of changes to related parties	(9,829)	(2,493)
Balance - End of year	$ 10,550	$ 21,107

The Company had credit lines to principal officers, directors, and their affiliates with an availability of $7,231 and $8,017 as of December 31, 2023 and 2022, respectively.

Paycheck Protection Program

In response to the novel COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended (the "CARES Act"), was signed into law on March 27, 2020, to provide national emergency economic relief measures. The CARES Act amended the loan program of the Small Business Administration (the "SBA"), in which Civista participates, to create a guaranteed, unsecured loan program, the Paycheck Protection Program (the "PPP"), to fund operational costs of eligible businesses, organizations and self-employed persons during the COVID-19 pandemic. During 2020, Civista processed over 2,300 PPP loans totaling $268.3 million.

The Consolidated Appropriations Act 2021, was signed into law on December 27, 2020 to provide an additional funding of $284.5 billion under the PPP and the establishment of PPP Second Draw Loans under the Economic Aid to Hard-Hit Small Businesses, Nonprofit, and Venues Act (the “Relief Act”). This additional funding was made available from original PPP lenders on January 19, 2021, and the deadline (as extended) for submitting applications for PPP Second Draw Loans was May 31, 2021.

Funds provided under the Relief Act were earmarked both for first time PPP borrowers (subject to original PPP eligibility and limits) as well as ‘Second Draw’ Loans for borrowers that already received an original PPP loan.

During 2021, Civista received SBA approval on, and funded, 1,340 PPP loans totaling $131,109 under the Relief Act.

At December 31, 2023 Civista had PPP loans outstanding of $326.

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES

The following tables present, by portfolio segment, the changes in the allowance for credit losses, the ending allocation of the allowance for losses and the loan balances outstanding for the years ended December 31, 2023, 2022 and 2021.

Allowance for credit losses:

December 31, 2023	Beginning balance	CECL Adoption Day 1 Impact	Impact of Adopting ASC 326 - PCD Loans [1]	Charge-offs	Recoveries	Provision (Credit)	Ending Balance
Commercial & Agriculture	$ 3,011	$ 429	$ —	$ (1,300)	$ 177	$ 5,270	$ 7,587
Commercial Real Estate:							
Owner Occupied	4,565	1,075	19	—	15	(951)	4,723
Non-Owner Occupied	14,138	(2,847)	—	—	46	719	12,056
Residential Real Estate	3,145	2,762	166	(17)	134	2,299	8,489
Real Estate Construction	2,293	1,502	—	—	37	(444)	3,388
Farm Real Estate	291	(28)	—	—	—	(3)	260
Lease Financing Receivable	429	1,743	635	—	—	(2,510)	297
Consumer and Other	98	201	77	(114)	43	36	341
Unallocated	541	(541)	—	—	—	19	19
Total	$ 28,511	$ 4,296	$ 897	$ (1,431)	$ 452	$ 4,435	$37,160

[1] Day 1 impact of $1,668 of adopting ASC 326-PCD loans was netted by changes in estimates of $771

For the year ended December 31, 2023, the Company provided $4,435 to the allowance for credit losses, as compared to a provision of $1,752 for the year ended December 31, 2022. The increase in the provision was to support strong organic loan growth in the portfolio. A one-time CECL adoption adjustment of $4,296 along with a $897 adjustment related to ASC 326 adoption was incurred in the first quarter of 2023.

For the year ended December 31, 2023, the allowance for Commercial & Agriculture loans increased due to an increase in general reserves required for this type as a result of an increase in loan balances, accompanied by an increase in classified loan balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Owner Occupied loans increased due to an increase in general reserves required for this type as a result of increased loan balances, partially offset by a decrease in classified loan balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Non-Owner Occupied loans decreased due to a decrease in general reserves required as a result of an increase in loan balances, offset by a decrease in loss rates and classified loan balances. This was represented as a decrease in the provision. The allowance for Residential Real Estate loans increased due to an increase in general reserves required for this type as a result of increased loan balances. The result was represented by an increase in the provision. The allowance for Consumer and Other loans decreased due to a decrease in loan balances. This was represented as a decrease in the provision. Management feels that the unallocated amount is appropriate and within the relevant range for the allowance that is reflective of the risk in the portfolio at December 31, 2022.

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

Allowance for loan losses:

December 31, 2022	Beginning Balance	Charge-offs	Recoveries	Provision (Credit)	Ending Balance
Commercial & Agriculture	$ 2,600	$ (22)	$ 24	$ 409	$ 3,011
Commercial Real Estate:					
Owner Occupied	4,464	—	42	59	4,565
Non-Owner Occupied	13,860	—	74	204	14,138
Residential Real Estate	2,597	(97)	163	482	3,145
Real Estate Construction	1,810	—	4	479	2,293
Farm Real Estate	287	—	6	(2)	291
Lease Financing Receivable	0	(23)		452	429
Consumer and Other	176	(80)	27	(25)	98
Unallocated	847	—	—	(306)	541
Total	$ 26,641	$ (222)	$ 340	$ 1,752	$ 28,511

For the year ended December 31, 2022, the Company provided $1,752 to the allowance for loan losses, as compared to a provision of $830 for the year ended December 31, 2021. The increase in the provision was to support strong organic loan growth in the portfolio. Of this increase, $452,000 was provided to cover lease production from our CLF subsidiary since acquisition. Civista strengthened the reserve in 2020 due to the 2020 economic shutdown and restrictions in response to the ongoing COVID-19 pandemic. While conditions improved in 2021 due to vaccinations and booster shots, ongoing challenges due to supply chain and workforce shortages slowed the process improvement. Our risk profile has steadily improved since peak levels, but we remain cautious given the impact of higher inflationary costs, rising interest rates and other pre-recessionary conditions that impact loan customers. Our Commercial and Commercial Real Estate portfolios have been, and are expected to continue to be, impacted the most.

For the year ended December 31, 2022, the allowance for Commercial & Agriculture loans increased due to an increase in general reserves required for this type as a result of an increase in loan balances, accompanied by an increase in classified loan balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Owner Occupied loans increased due to an increase in general reserves required for this type as a result of increased loan balances, partially offset by a decrease in classified loan balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Non-Owner Occupied loans increased due to an increase in general reserves required as a result of an increase in loan balances, partially offset by a decrease in loss rates and classified loan balances. This was represented as an increase in the provision. The allowance for Residential Real Estate loans increased due to an increase in general reserves required for this type as a result of increased loan balances. The result was represented by an increase in the provision. The allowance for Real Estate Construction loans increased due to an increase in loan balances. This was represented as an increase in the provision. The allowance for Consumer and Other loans decreased due to a decrease in loan balances. This was represented as a decrease in the provision. Management feels that the unallocated amount is appropriate and within the relevant range for the allowance that is reflective of the risk in the portfolio at December 31, 2022.

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

Allowance for loan losses:

December 31, 2021	Beginning Balance	Charge-offs	Recoveries	Provision (Credit)	Ending Balance
Commercial & Agriculture	$ 2,810	$ (15)	$ 165	$ (360)	$ 2,600
Commercial Real Estate:					
Owner Occupied	4,057	—	7	400	4,464
Non-Owner Occupied	12,451	—	395	1,014	13,860
Residential Real Estate	2,484	(120)	302	(69)	2,597
Real Estate Construction	2,439	—	1	(630)	1,810
Farm Real Estate	338	—	12	(63)	287
Consumer and Other	209	(24)	60	(69)	176
Unallocated	240	—	—	607	847
Total	$ 25,028	$ (159)	$ 942	$ 830	$ 26,641

For the year ended December 31, 2021, the Company provided $830 to the allowance for loan losses, as compared to a provision of $10,112 for the year ended December 31, 2020. The decrease in the provision was due to the stability of our credit quality metrics coupled with the stabilization and, in some cases, improvement of international, national, regional and local economic conditions that were adversely impacted by the 2020 economic shutdown and restrictions in response to the ongoing COVID-19 pandemic. While vaccinations and booster shots in 2021 created some level of optimism in the business community, there remained uncertainty due to the continued concern over increased infections from the Delta and Omicron variants of COVID, and we remained cautious given the level of classified loans in the portfolio, particularly loans to borrowers in the hotel industry. The lingering economic impacts related to the COVID-19 pandemic included the loss of revenue experienced by our business clients, disruption of supply chains, higher employee wages coupled with workforce shortages and increased costs of materials and services. While some of the pressures eased in 2021, ongoing supply chain and staffing challenges, as well as inflationary pressures remained. Our Commercial and Commercial Real Estate portfolios have been, and are expected to continue to be, impacted the most.

For the year ended December 31, 2021, the allowance for Commercial & Agriculture loans decreased due to a decrease in general reserves required for this type as a result of a decrease in loss rates. Commercial & Agriculture loan balances decreased during the year mainly from Civista's participation in the PPP loan program. The result was represented as a decrease in the provision. The allowance for Commercial Real Estate – Owner Occupied loans increased due to an increase in general reserves required for this type as a result of increased loan balances, offset by a decrease in classified loans balances. The result was represented as an increase in the provision. The allowance for Commercial Real Estate – Non-Owner Occupied loans increased due to an increase in general reserves required as a result of an increase in loan balances, offset by decreases in classified loan balances and loss rates. This was represented as an increase in the provision. The allowance for Residential Real Estate loans increased due to an increase in loss rates for this type of loan. The result was represented by an increase in the provision. The allowance for Real Estate Construction loans decreased due to a decrease in loan balances. This was represented as a decrease in the provision.

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table present, by portfolio segment, the allocation of the allowance for loan losses and related loan balances as of December 31, 2022.

December 31, 2022	Loans acquired with credit deterioration	Loans individually evaluated for impairment	Loans collectively evaluated for impairment	Total
Allowance for loan losses:				
Commercial & Agriculture	$ 6	$ —	$ 3,005	$ 3,011
Commercial Real Estate:				
Owner Occupied	3	6	4,556	4,565
Non-Owner Occupied	—	—	14,138	14,138
Residential Real Estate	—	1	3,144	3,145
Real Estate Construction	—	—	2,293	2,293
Farm Real Estate	—	—	291	291
Lease Financing Receivables	—	—	429	429
Consumer and Other	—	—	98	98
Unallocated	—	—	541	541
Total	$ 9	$ 7	$ 28,495	$ 28,511
Outstanding loan balances:				
Commercial & Agriculture	$ 863	$ —	$ 277,732	$ 278,595
Commercial Real Estate:				
Owner Occupied	1,988	232	368,927	371,147
Non-Owner Occupied	119	—	1,018,617	1,018,736
Residential Real Estate	1,414	392	550,975	552,781
Real Estate Construction	—	—	243,127	243,127
Farm Real Estate	—	—	24,708	24,708
Lease Financing Receivables	—	—	36,797	36,797
Consumer and Other	1	—	20,774	20,775
Total	$ 4,385	$ 624	$ 2,541,657	$ 2,546,666

The following tables represent credit exposures by internally assigned risk ratings for the periods ended December 31, 2023 and 2022. The risk rating analysis estimates the capability of the borrower to repay the contractual obligations of the loan agreements as scheduled or at all. The Company's internal credit risk grading system is based on experiences with similarly graded loans.

The Company’s internally assigned grades are as follows:

- Pass – loans which are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.
- Special Mention – loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.
- Substandard – loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that Civista will sustain some loss if the deficiencies are not corrected.
- Doubtful – loans classified as doubtful have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

- Loss – loans classified as a loss are considered uncollectible, or of such value that continuance as an asset is not warranted.
- Unrated – Generally, Residential Real Estate, Real Estate Construction and Consumer and Other loans are not risk-graded, except when collateral is used for a business purpose.

	Term Loans Amortized Cost Basis by Origination Year								
December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Commercial & Agriculture									
Pass	$ 56,359	$ 64,250	$ 52,258	$ 17,622	$ 9,516	$ 14,088	$ 82,982	$ —	$ 297,075
Special Mention	774	—	287	1,690	—	106	169	—	3,026
Substandard	396	86	67	131	271	73	3,668	—	4,692
Doubtful	—	—	—	—	—	—	—	—	—
Total Commercial & Agriculture	$ 57,529	$ 64,336	$ 52,612	$ 19,443	$ 9,787	$ 14,267	$ 86,819	$ —	$ 304,793
Commercial & Agriculture: Current-period gross charge-offs	$ —	$ 673	$ 532	$ —	$ —	$ 95	$ —	$ —	$ 1,300
Commercial Real Estate - Owner Occupied									
Pass	$ 36,030	$ 82,502	$ 67,904	$ 56,069	$ 29,784	$ 92,750	$ 5,844	$ —	$ 370,883
Special Mention	526	217	739	517	-	188	—	—	2,187
Substandard	—	231	—	—	3,098	922	—	—	4,251
Doubtful	—	—	—	—	—	—	—	—	—
Total Commercial Real Estate - Owner Occupied	$ 36,556	$ 82,950	$ 68,643	$ 56,586	$ 32,882	$ 93,860	$ 5,844	$ —	$ 377,321
Commercial Real Estate - Owner Occupied: Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate - Non-Owner Occupied									
Pass	$ 183,439	$ 269,334	$ 198,832	$ 136,031	$120,659	$206,267	$ 23,016	$ —	$1,137,578
Special Mention	—	5,774	6,171	—	-	8,688	277	—	20,910
Substandard	—	—	—	—	122	3,284	—	—	3,406
Doubtful	—	—	—	—	—	—	—	—	—
Total Commercial Real Estate - Non-Owner Occupied	$ 183,439	$ 275,108	$ 205,003	$ 136,031	$120,781	$218,239	$ 23,293	$ —	$1,161,894
Commercial Real Estate - Non-Owner Occupied: Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential Real Estate									
Pass	$ 90,770	$ 124,695	$ 97,661	$ 71,379	$ 33,534	$ 78,894	$ 157,083	$ —	$ 654,016
Special Mention	—	-	221	97	—	245	—	—	563
Substandard	186	342	684	82	582	2,063	1,323	—	5,262
Doubtful	—	—	—	—	—	—	—	—	—
Total Residential Real Estate	$ 90,956	$ 125,037	$ 98,566	$ 71,558	$ 34,116	$ 81,202	$ 158,406	$ —	$ 659,841
Residential Real Estate: Current-period gross charge-offs	$ —	$ 6	$ —	$ —	$ —	$ 11	$ —	$ —	$ 17

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted to Term	Total
Real Estate Construction									
Pass	$ 108,606	$ 105,222	$ 20,960	$ 6,739	$ 2,699	$ 2,635	$ 9,335	$ —	$ 256,196
Special Mention	—	1,226	926	2,019	—	—	—	—	4,171
Substandard	—	—	42	—	—	—	—	—	42
Doubtful	—	—	—	—	—	—	—	—	—
Total Real Estate Construction	$ 108,606	$ 106,448	$ 21,928	$ 8,758	$ 2,699	$ 2,635	$ 9,335	$ —	$ 260,409
Real Estate Construction: Current-period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Farm Real Estate									
Pass	$ 2,207	$ 967	$ 2,256	$ 4,462	$ 789	$ 12,528	$ 1,292	$ —	$ 24,501
Special Mention	—	—	—	—	—	20	—	—	20
Substandard	—	—	—	—	—	250	—	—	250
Doubtful	—	—	—	—	—	—	—	—	—
Total Farm Real Estate	$ 2,207	$ 967	$ 2,256	$ 4,462	$ 789	$ 12,798	$ 1,292	$ —	$ 24,771
Farm Real Estate: Current-period charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Lease Financing Receivables									
Pass	$ 28,177	$ 13,924	$ 6,620	$ 3,678	$ 1,725	$ 1	$ —	$ —	$ 54,125
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	8	38	61	231	17	—	—	355
Doubtful	—	139	—	15	8	—	—	—	162
Total Lease Financing Receivables	$ 28,177	$ 14,071	$ 6,658	$ 3,754	$ 1,964	$ 18	$ —	$ —	$ 54,642
Lease Financing Receivables: Current-period charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer and Other									
Pass	$ 6,510	$ 4,135	$ 3,615	$ 1,578	$ 509	$ 248	$ 1,424	$ —	$ 18,019
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	2	14	15	—	6	—	—	37
Doubtful	—	—	—	—	—	—	—	—	—
Total Consumer and Other	$ 6,510	$ 4,137	$ 3,629	$ 1,593	$ 509	$ 254	$ 1,424	$ —	$ 18,056
Consumer and Other: Current-period charge-offs	$ 6	$ 40	$ 40	$ 7	$ 13	$ 3	$ 5	$ —	$ 114
Total Loans	$ 513,980	$ 673,054	$ 459,295	$ 302,185	$ 203,527	$423,273	$ 286,413	$ —	$2,861,727
Total Loans: Current-period charge-offs	$ 7	$ 719	$ 572	$ 7	$ 13	$ 109	$ 5	$ —	$ 1,431

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

December 31, 2022	Pass	Special Mention	Substandard	Doubtful	Ending Balance
Commercial & Agriculture	$ 273,291	$ 2,558	$ 2,746	$ —	$ 278,595
Commercial Real Estate:					
Owner Occupied	367,652	734	2,761	—	371,147
Non-Owner Occupied	1,003,942	10,947	3,847	—	1,018,736
Residential Real Estate	114,021	183	5,787	—	119,991
Real Estate Construction	198,734	—	221	—	198,955
Farm Real Estate	24,283	379	46	—	24,708
Lease Financing Receivables	36,223	—	401	173	36,797
Consumer and Other	839	—	163	—	1,002
Total	$2,018,985	$ 14,801	$ 15,972	$ 173	$2,049,931

Due to the business disruptions and shut-downs due to the Covid-19 pandemic, in 2020, management offered payment deferments to a number of customers that had previously been current in all respects. Civista instituted an enhanced portfolio management process which included meeting with customers, requesting additional financial information and evaluating cashflow and adjusting risk ratings as conditions warrant. During this process we systematically downgraded a significant number of loans to recognize the increased risk attributed to the pandemic. Additionally, Civista offered longer term deferrals under Section 4013 of the Cares Act, that were also downgraded as appropriate. Based on improved financial performance, Civista upgraded 48% of criticized loans during 2022. The lodging industry was hit the hardest and recovery is taking longer for that segment. Civista believes it has prudently identified risk, assigned appropriate risk ratings, and has a comprehensive portfolio management process to identify and quantify risk.

The following table presents performing and nonperforming loans based solely on payment activity for the year ended December 31, 2022 that had not been assigned an internal risk grade.

December 31, 2022	Residential Real Estate	Real Estate Construction	Consumer and Other	Total
Performing	$ 432,790	$ 44,172	$ 19,773	$ 496,735
Nonperforming	—	—	—	—
Total	$ 432,790	$ 44,172	$ 19,773	$ 496,735

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

The following tables include an aging analysis of the recorded investment of past due loans outstanding as of December 31, 2023 and 2022.

December 31, 2023	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Total Loans	Past Due 90 Days and Accruing
Commercial & Agriculture	$ 1,228	$ 471	$ 1,999	$ 3,698	$ 301,095	$ 304,793	$ 73
Commercial Real Estate:							
Owner Occupied	4	—	123	127	377,194	377,321	—
Non-Owner Occupied	—	—	—	0	1,161,894	1,161,894	—
Residential Real Estate	4,581	1,180	1,642	7,403	652,438	659,841	—
Real Estate Construction	—	—	—	—	260,409	260,409	—
Farm Real Estate	—	—	—	—	24,771	24,771	—
Lease Financing Receivables	950	410	373	1,733	52,909	54,642	—
Consumer and Other	172	23	2	197	17,859	18,056	—
Total	$ 6,935	$ 2,084	$ 4,139	$ 13,158	$ 2,848,569	$ 2,861,727	$ 73

December 31, 2022	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater	Total Past Due	Current	Purchased Credit-Impaired Loans	Total Loans	Past Due 90 Days and Accruing
Commercial & Agriculture	$ 247	$ 78	$ 534	$ 859	$ 276,873	$ 863	$ 278,595	$ —
Commercial Real Estate:								
Owner Occupied	21	13	76	110	369,049	1,988	371,147	—
Non-Owner Occupied	—	—	1,164	1,164	1,017,453	119	1,018,736	—
Residential Real Estate	3,133	857	1,107	5,097	546,270	1,414	552,781	—
Real Estate Construction	—	—	219	219	242,908	—	243,127	—
Farm Real Estate	7	—	—	7	24,701	—	24,708	—
Lease Financing Receivables	1,040	—	341	1,381	35,416	—	36,797	
Consumer and Other	293	49	74	416	20,358	1	20,775	—
Total	$ 4,741	$ 997	$ 3,515	$ 9,253	$2,533,028	$ 4,385	$2,546,666	$ —

The following table presents loans on nonaccrual status as of December 31, 2023.

December 31, 2023	Nonaccrual loans with a related ACL	Nonaccrual loans without a related ACL	Total Nonaccrual loans	Interest Income Recognized
Commercial & Agriculture	$ 914	$ 4,891	$ 5,805	$ 9
Commercial Real Estate:				
Owner Occupied	269	3	272	7
Non-Owner Occupied	—	1,167	1,167	—
Residential Real Estate	—	4,633	4,633	26
Real Estate Construction	—	41	41	—
Farm Real Estate	—	—	—	—
Lease Financing Receivables	15	492	507	—
Consumer and Other	—	42	42	4
Total	$ 1,198	$ 11,269	$ 12,467	$ 46

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table presents loans on nonaccrual status as of December 31, 2022, excluding PCI loans.

	2022
Commercial & Agriculture	$ 774
Commercial Real Estate:	
Owner Occupied	386
Non-Owner Occupied	1,109
Residential Real Estate	3,926
Real Estate Construction	221
Farm Real Estate	—
Lease Financing Receivables	—
Consumer and Other	91
Total	$ 6,507

Nonaccrual Loans: Loans are considered for nonaccrual status upon reaching 90 days delinquency, unless the loan is well secured and in the process of collection, although Civista may be receiving partial payments of interest and partial repayments of principal on such loans. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is deducted from interest income. A loan may be returned to accruing status only if one of three conditions are met: the loan is well-secured and none of the principal and interest has been past due for a minimum of 90 days; the loan is a TDR and the borrower has made a minimum of six months payments; or the principal and interest payments are reasonably assured and a sustained period of performance has occurred, generally six months. The gross interest income that would have been recorded on nonaccrual loans in 2023, 2022 and 2021 if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $446, $384 and $307, respectively. The amount of interest income on such loans recognized on a cash basis was $343 in 2023, $451 in 2022 and $716 in 2021.

TDRs and Loan Modifications: Prior to the adoption of ASU 2022-02, a modification of a loan constitutes a TDR when Civista for economic or legal reasons related to a borrower's financial difficulties grants a concession to the borrower that it would not otherwise consider. Civista offers various types of concessions when modifying a loan, however, forgiveness of principal is rarely granted. Commercial Real Estate loans modified in a TDR often involve reducing the interest rate lower than the current market rate for new debt with similar risk. Real Estate loans modified in a TDR were primarily comprised of interest rate reductions where monthly payments were lowered to accommodate the borrowers' financial needs.

Loans modified in a TDR are typically already on non-accrual status and partial charge-offs have in some cases already been taken against the outstanding loan balance. As a result, loans modified in a TDR may have the financial effect of increasing the specific allowance associated with the loan. An allowance for impaired loans that have been modified in a TDR are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent. Management exercises significant judgment in developing these estimates. TDRs accounted for $7 of the allowance for credit losses as of December 31, 2022 and $18 as of December 31, 2021.

There were no loans modified in a TDR during the twelve month period ended December 31, 2022 and 2021.

Recidivism, or the borrower defaulting on its obligation pursuant to a modified loan, results in the loan once again becoming a non-accrual loan. Recidivism occurs at a notably higher rate than do defaults on new originations loans, so modified loans present a higher risk of loss than do new origination loans. During the periods ended December 31, 2022 and 2021, there were no defaults on loans that were modified and considered TDRs during the previous twelve months.

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

In accordance with the adoption of ASU 2022-02, *Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, accounting guidance for TDRs for creditors has been eliminated. New guidance with respect to recognition, measurement, and disclosures of loans for borrowers experiencing financial difficulties supersedes guidance on TDRs. Under ASU 2022-02, the Company is required to evaluate whether a loan modification represents a new loan or a continuation of an existing loan. The amendment enhanced existing disclosure requirements and introduced new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty under criteria of principal forgiveness, interest rate reduction, other-than-insignificant payment delay, or term extension.

There were no loans modified to borrowers experiencing financial difficulty during the period ended December 31, 2023.

Individually Evaluated Loans: Larger (greater than $350) Commercial & Agricultural and Commercial Real Estate loan relationships, and Residential Real Estate and Consumer loans that are part of a larger relationship are tested for impairment on a quarterly basis. These loans are analyzed to determine if it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. If management determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), impairment is recognized through an allowance estimate or a charge-off to the allowance. The Company's policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following table presents the amortized cost basis of collateral dependent loans, which are individually evaluated to determine expected credit losses, and the related allowance for credit losses allocated to these loans.

December 31, 2023	Real Estate	Other	Allowance for Credit Losses
Commercial & Agriculture	$ —	$ 4,674	$ 945
Commercial Real Estate:			
Owner Occupied	308	—	37
Non-Owner Occupied	1,167	—	268
Residential Real Estate	149	—	—
Real Estate Construction	—	—	—
Farm Real Estate	—	—	—
Lease Financing Receivables	—	61	15
Consumer and Other	—	—	—
Total	$ 1,624	$ 4,735	$ 1,265

Collateral-dependent loans consist primarily of Residential Real Estate, Commercial Real Estate and Commercial and Agricultural loans. These loans are individually evaluated when foreclosure is probable or when the repayment of the loan is expected to be provided substantially through the operation or sale of the underlying collateral. In the case of Commercial and Agricultural loans secured by equipment, the fair value of the collateral is estimated by third-party valuation experts. Loan balances are charged down to the underlying collateral value when they are deemed uncollectible. Note that the Company did not elect to use the collateral maintenance agreement practical expedient available under CECL.

(Amounts in thousands, except share data)

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table includes the recorded investment and unpaid principal balances for impaired financing receivables, excluding PCI loans, with the associated allowance amount, if applicable, as of December 31, 2022.

	December 31, 2022		
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:			
Commercial Real Estate:			
Owner Occupied	$ 82	$ 82	
Non-Owner Occupied	—	—	
Residential Real Estate	385	410	
Farm Real Estate	—	—	
Total	467	492	
With an allowance recorded:			
Commercial Real Estate:			
Owner Occupied	150	150	$ 6
Residential Real Estate	7	11	1
Total	157	161	7
Total:			
Commercial & Agriculture	—	—	—
Commercial Real Estate:			
Owner Occupied	232	232	6
Non-Owner Occupied	—	—	—
Residential Real Estate	392	421	1
Farm Real Estate	—	—	—
Total	$ 624	$ 653	$ 7

The following tables include the average recorded investment and interest income recognized for impaired financing receivables as of, and for the years ended, December 31, 2022 and 2021.

For the year ended:	December 31, 2022		December 31, 2021	
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Commercial & Agriculture	$ 86	$ 3	$ 15	$ 0
Commercial Real Estate:				
Owner Occupied	406	22	396	18
Non-Owner Occupied	35	1	23	1
Residential Real Estate	614	33	629	31
Farm Real Estate	381	14	569	24
Total	$ 1,522	$ 73	$ 1,632	$ 74

Foreclosed assets acquired in settlement of loans are carried at fair value less estimated costs to sell and are included in Other assets on the Consolidated Balance Sheet. As of December 31, 2023 and 2022, there were no foreclosed assets included in Other assets. As of December 31, 2023 and 2022, the Company had initiated formal foreclosure procedures on $1,018 and $399, respectively, of Residential Real Estate loans.

NOTE 5 - ALLOWANCE FOR CREDIT LOSSES (Continued)

Changes in the amortizable yield for PCI loans were as follows, since acquisition:

	At December 31, 2022		At December 31, 2021	
	(In Thousands)		(In Thousands)	
Balance at beginning of period	$	217	$	225
Acquisition of PCI loans		—		—
Accretion		(36)		(77)
Transfers from non-accretable to accretable		33		69
Balance at end of period	$	214	$	217

The following table presents additional information regarding loans acquired and accounted for in accordance with ASC 310-30:

	At December 31, 2022		At December 31, 2021	
	Acquired Loans with Specific Evidence of Deterioration of Credit Quality (ASC 310-30)		Acquired Loans with Specific Evidence of Deterioration of Credit Quality (ASC 310-30)	
	(In Thousands)			
Outstanding balance	$	5,220	$	512
Carrying amount		4,386		290

There was no allowance for loan losses recorded for acquired loans with or without specific evidence of deterioration in credit quality as of December 31, 2023 and 2022, respectively.

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk from a contractual obligation to extend credit. The allowance for credit losses on off-balance-sheet credit exposures is adjusted within other non-interest expense on the Consolidated Statements of Operations. The estimated credit loss includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life. The estimate of expected credit loss is based on the historical loss rate for the loan class in which the loan commitments would be classified as if funded.

The following table lists the allowance for credit losses on off-balance sheet credit exposures as of December 31, 2023:

	Twelve Months Ended December 31,	
	2023	2022
Beginning of Period	—	—
CECL adoption adjustments	3,386	—
Charge-offs	—	—
Recoveries	—	—
Provision	515	—
End of Period	$ 3,901	—

(Amounts in thousands, except share data)

NOTE 6 - OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the components of other comprehensive income (loss), net of tax, as of December 31, 2023, 2022 and 2021:

	Before Tax	Tax Effect	Net of Tax
Year Ended December 31, 2023			
Net unrealized losses on investment securities:			
Other comprehensive loss before reclassifications	$ 12,330	$ 2,583	$ 9,747
Amounts reclassified from accumulated other comprehensive loss	—	—	—
Net unrealized losses on investment securities	12,330	2,583	9,747
Defined benefit plans:			
Other comprehensive income before reclassifications	972	204	768
Amounts reclassified from accumulated other comprehensive income	—	—	—
Defined benefit plans, net	972	204	768
Other comprehensive loss	$ 13,302	$ 2,787	$ 10,515
Year Ended December 31, 2022			
Net unrealized losses on investment securities:			
Other comprehensive loss before reclassifications	$ (85,517)	$ (18,079)	$ (67,438)
Amounts reclassified from accumulated other comprehensive loss	(10)	(2)	(8)
Net unrealized losses on investment securities	(85,527)	(18,081)	(67,446)
Defined benefit plans:			
Other comprehensive income before reclassifications	736	155	581
Amounts reclassified from accumulated other comprehensive income	—	—	—
Defined benefit plans, net	736	155	581
Other comprehensive loss	$ (84,791)	$ (17,926)	$ (66,865)
Year Ended December 31, 2021			
Net unrealized losses on investment securities:			
Other comprehensive loss before reclassifications	$ (8,570)	$ (1,799)	$ (6,771)
Amounts reclassified from accumulated other comprehensive loss	(1)	—	(1)
Net unrealized losses on investment securities	(8,571)	(1,799)	(6,772)
Defined benefit plans:			
Other comprehensive income before reclassifications	992	209	783
Amounts reclassified from accumulated other comprehensive income	240	50	190
Defined benefit plans, net	1,232	259	973
Other comprehensive loss	$ (7,339)	$ (1,540)	$ (5,799)

(Amounts in thousands, except share data)

NOTE 6 - OTHER COMPREHENSIVE INCOME (LOSS) (Continued)

The following table presents the changes in each component of accumulated other comprehensive income (loss), net of tax, as of December 31, 2023, 2022 and 2021.

	For the Year Ended December 31, 2023			For the Year Ended December 31, 2022			For the Year Ended December 31, 2021		
	Unrealized Gains and Losses on Available for Sale Securities	Defined Benefit Pension Items	Total	Unrealized Gains and Losses on Available for Sale Securities	Defined Benefit Pension Items	Total	Unrealized Gains and Losses on Available for Sale Securities	Defined Benefit Pension Items	Total
Beginning balance	$ (52,771)	$ (5,274)	$ (58,045)	$ 14,675	$ (5,855)	$ 8,820	$ 21,447	$ (6,828)	$ 14,619
Other comprehensive income (loss) before classifications	9,747	768	10,515	(67,438)	581	(66,857)	(6,771)	783	(5,988)
Amounts reclassified from accumulated other comprehensive income (loss)	0	—	0	(8)	—	(8)	(1)	190	189
Net current-period other comprehensive income(loss)	9,747	768	10,515	(67,446)	581	(66,865)	(6,772)	973	(5,799)
Ending balance	$ (43,024)	$ (4,506)	$ (47,530)	$ (52,771)	$ (5,274)	$ (58,045)	$ 14,675	$ (5,855)	$ 8,820

The following table presents the amounts reclassified out of each component of accumulated other comprehensive loss as of December 31, 2023, 2022 and 2021.

Details about Accumulated Other Comprehensive Income (Loss) Components	Amount Reclassified from Accumulated Other Comprehensive Loss (a) For the year ended December 31, 2023	2022	2021	Affected Line Item in the Statement Where Net Income is Presented
Unrealized gains (losses) on available for sale securities	$ 0	$ 10	$ 1	Net gain on sale of securities
Tax effect	—	(2)	—	Income taxes
	0	8	1	
Amortization of defined benefit pension items				
Actuarial losses	— (b)	— (b)	(240) (b)	Other operating expenses
Tax effect	—	—	50	Income taxes
	—	—	(190)	
Total reclassifications for the period	$ —	$ 8	$ (189)	

(a) Amounts in parentheses indicate expenses and other amounts indicate income.

(b) These accumulated other comprehensive income (loss) components are included in the computation of net periodic pension cost.

(Amounts in thousands, except share data)

NOTE 7 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	At December 31, 2023	At December 31, 2022
Land and improvements	$ 8,392	$ 7,919
Buildings and improvements	39,874	35,138
Furniture and equipment	61,335	63,033
Total	109,601	106,090
Accumulated depreciation	(52,832)	(42,072)
Premises and equipment, net	$ 56,769	$ 64,018

Depreciation expense was $10,760 in 2023, $4,456 in 2022 and $1,976 in 2021. The increase in depreciation expense in 2023 was in large part due to operating leases at the CLF division which are treated as fixed assets.

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS

The carrying amount of goodwill has decreased $175 since December 31, 2022 as a result of a deferred tax correction related to the CLF acquisition, as discussed in Note 2. The balance of goodwill was $125,520 at December 31, 2023 and $125,695 at December 31, 2022.

Management performs an evaluation of goodwill for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Management performed an evaluation of the Company's goodwill during the fourth quarter of 2023. Based on this test, management concluded that the Company's goodwill was not impaired at December 31, 2023.

Acquired intangible assets were as follows as of year-end.

	2023			2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangible assets(1):						
Core deposit intangibles	12,668	6,178	6,490	12,953	4,883	8,070
Total core deposit intangible assets	$ 12,668	$ 6,178	$ 6,490	$ 12,953	$ 4,883	$ 8,070

(1) Excludes fully amortized core deposit intangible assets

Aggregate core deposit intangible amortization expense was $1,579, $1,296 and $890 for 2023, 2022 and 2021, respectively.

(Amounts in thousands, except share data)

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS (Continued)

Activity for mortgage servicing rights (MSRs) and the related valuation allowance follows:

	2023	2022
Mortgage Servicing Rights:		
Beginning of year	$ 2,689	$ 2,642
Additions	659	397
Disposals	—	—
Amortized to expense	330	350
Other Charges	—	—
Change in valuation allowance	—	—
End of year	$ 3,018	$ 2,689
Valuation allowance:		
Beginning of year	$ —	$ —
Additions expensed	—	—
Reductions credited to operations	—	—
Direct write-offs	—	—
End of year	$ —	$ —

The unpaid principal balance of mortgage loans serviced for third parties was $442,635 at December 31, 2023, compared to $456,149 at December 31, 2022 and $405,786 at December 31, 2021.

Aggregate mortgage servicing rights (MSRs) amortization was $330, $350 and $572 for 2023, 2022 and 2021, respectively.

Mortgage loan contractual servicing fees were $1,137, $1,063 and $947 for 2023, 2022 and 2021, respectively. Mortgage loan contractual servicing fees are included in Other income on the Consolidated Statements of Operations.

The fair value of servicing rights was $3,018 and $2,689 at year-end 2023 and 2022, respectively. Fair value at year-end 2023 was determined using a discount rate of 12.0%, prepayment speeds ranging from 4.6% to 11.0%, depending on the stratification of the specific right, and a weighted average default rate of 0.0%. Fair value at year-end 2022 was determined using a discount rate of 12.0%, prepayment speeds ranging from 5.0% to 20.0%, depending on the stratification of the specific right, and a default rate of 0.14%.

Estimated amortization expense for each of the next five years and thereafter is as follows:

	MSRs	Core deposit intangibles	Total
2024	$ 170	$ 1,489	$ 1,659
2025	169	1,311	1,480
2026	167	1,193	1,360
2027	163	1,071	1,234
2028	155	782	937
Thereafter	2,194	644	2,838
	$ 3,018	$ 6,490	$ 9,508

(Amounts in thousands, except share data)

NOTE 9 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits as of December 31, 2023 and 2022 were as follows:

	2023	2022
Demand	$ 449,449	$ 527,879
Savings and Money markets	863,067	876,427
Certificates of Deposit:		
$250 and over	92,933	45,380
Other	765,734	227,886
Individual Retirement Accounts	42,146	46,079
Total	$ 2,213,329	$ 1,723,651

Scheduled maturities of certificates of deposit ("CDs"), including IRAs, at December 31, 2023 were as follows:

2024	$ 867,436
2025	16,991
2026	8,261
2027	4,822
2028	2,500
Thereafter	803
Total	$ 900,813

Deposits from the Company's principal shareholders, officers, directors, and their affiliates at year-end 2023 and 2022 were $11,546 and $10,166, respectively.

As of December 31, 2023, CDs and IRAs totaling $98,158 met or exceeded the FDIC's insurance limit of $250,000.

As of December 31, 2023, brokered deposits totaled $517,190.

NOTE 10 - SHORT-TERM BORROWINGS

Short-term borrowings, which consist of federal funds purchased and other short-term borrowings are summarized as follows:

	At December 31, 2023		At December 31, 2022	
	Federal Funds Purchased	Short-term Borrowings	Federal Funds Purchased	Short-term Borrowings
Outstanding balance at year end	$ —	$ 338,000	$ —	$ 393,700
Maximum indebtedness during the year	—	521,500	50,000	435,500
Average balance during the year	—	280,887	137	66,875
Average rate paid during the year	—	5.12%	4.38%	3.84%
Interest rate on year end balance	—	5.41%	—	4.24%

Average balances during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances.

These borrowing transactions can range from overnight to six months in maturity. The average maturity was one day at December 31, 2023.

(Amounts in thousands, except share data)

NOTE 11 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

Long-term advances from the FHLB were $2,392 and $3,578 at December 31, 2023 and December 31, 2022, respectively. Outstanding balances have a maturity dates between July 2024 and June 2028 with fixed rates ranging from 1.18% to 2.97%. The average rate on outstanding advances was 2.31% at December 31, 2023. Outstanding advances are prepayable in whole or in part and could be subject to a termination fee.

Other borrowings totaled $9,860 at December 31, 2023, and included borrowings from the CLF division of Civista. The weighted average rate on these borrowings was 5.74% and the weighted average life was 39 months.

Scheduled principal reductions of FHLB advances outstanding at December 31, 2023 were as follows:

2024	$ 940
2025	636
2026	469
2027	273
2028	74
Thereafter	—
Total	$ 2,392

In addition to FHLB borrowings, the Company had outstanding letters of credit with the FHLB totaling $24,400 and $57,510 at year-end 2023 and 2022, respectively, used for pledging to secure public funds. FHLB borrowings and the letters of credit were collateralized by FHLB stock and by $1,044,027 and $932,373 of residential mortgage loans under a blanket lien arrangement at year-end 2023 and 2022, respectively.

The Company had a FHLB maximum borrowing capacity of $791,637 as of December 31, 2023, with remaining borrowing capacity of approximately $426,845. The borrowing arrangement with the FHLB is subject to annual renewal. The maximum borrowing capacity is recalculated at least quarterly.

NOTE 12 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Effective in July 2023, the company no longer sells securities under agreement to repurchase. Prior to that time, securities sold under agreements to repurchase were used to facilitate the needs of our customers as well as to facilitate our short-term funding needs. Securities sold under repurchase agreements were carried at the amount of cash received in association with the agreement. We continuously monitor the collateral levels and may be required, from time to time, to provide additional collateral based on the fair value of the underlying securities. Securities pledged as collateral under repurchase agreements were maintained with our safekeeping agents.

(Amounts in thousands, except share data)

NOTE 12 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE (Continued)

The following table presents detail regarding the securities pledged as collateral under repurchase agreements as of December 31, 2023 and 2022. All of the repurchase agreements are overnight agreements.

	December 31, 2023	December 31, 2022
Securities pledged for repurchase agreements:		
U.S. Treasury securities	$ —	$ 25,143
Obligations of U.S. government agencies	—	—
Total securities pledged	$ —	$ 25,143
Gross amount of recognized liabilities for repurchase agreements	$ —	$ 25,143
Amounts related to agreements not included in offsetting disclosures above	$ —	$ —

Information concerning securities sold under agreements to repurchase was as follows:

	2023	2022	2021
Outstanding balance at year end	$ —	$ 25,143	$ 25,495
Average balance during the year	8,685	24,390	24,390
Average interest rate during the year	0.05%	0.05%	0.09%
Maximum month-end balance during the year	$ 21,658	$ 26,044	$ 34,200
Weighted average interest rate at year end	—	0.05%	0.05%

NOTE 13 - SUBORDINATED DEBENTURES

The following table summarizes the Company's subordinated debentures at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Subordinated Note - fixed interest rate until November 30, 2026 then variable interest rate equal to SOFR plus 2.19%, the rate was 3.25% at December 31, 2023 and 2022, respectively - $75,000 maturing December 31, 2031	$ 73,594	$ 73,450
First Citizens Statutory Trust II - variable interest equal to 3-month CME Term SOFR plus 3.15%, which was 8.81% and 6.79% at December 31, 2023 2022, respectively - $7,732 maturing March 26, 2033	7,732	7,732
First Citizens Statutory Trust III - variable interest equal to 3-month LIBOR Term SOFR plus 2.25%, which was 7.91% and 5.78% at December 31, 2023 and 2022, respectively - $12,887 maturing September 20, 2034	12,887	12,887
First Citizens Statutory Trust IV - variable interest equal to 3-month CME Term SOFR plus 1.60%, which was 7.27% and 4.89% at December 31, 2023 and 2022, respectively - $5,155 maturing March 23, 2037	5,155	5,155
Futura TPF Trust I - variable interest rate equal to 3-month CME Term SOFR plus 1.66%, which was 7.33% and 4.95% at December 31, 2023 and 2022, and respectively - $2,578 maturing June 15, 2035	2,578	2,578
Futura TPF Trust II - variable interest rate equal to 3-month CME Term SOFR plus 1.66%, which was 7.33% and 4.95% at December 31, 2023 and 2022, respectively - $2,070 maturing June 15, 2035	1,997	1,997
Total subordinated debentures	$ 103,943	$ 103,799

(Amounts in thousands, except share data)

NOTE 13 - SUBORDINATED DEBENTURES (Continued)

On November 30, 2021, the Company entered into a Subordinated Note Purchase Agreement pursuant to which the Company sold and issued $75,000 aggregate principal amount of its 3.25% Fixed-to-Floating Rate Subordinated Notes due 2031(the "Notes"). The Notes have a stated maturity of December 31, 2031.

The Notes initially bear interest at a fixed rate of 3.25% per annum, from and including November 30, 2021, to but excluding December 1, 2026, with interest payable semi-annually in arrears. From and including December 1, 2026, to but excluding the stated maturity date or early redemption date, the interest rate will reset quarterly to an annual floating rate equal the then-current benchmark rate, which will initially be the three-month Secured Overnight Financing Rate (SOFR) plus 219 basis points, with interest during such period payable quarterly in arrears. If three-month SOFR cannot be determined during the applicable floating rate period, a different index will be determined and used in accordance with the terms of the Notes and underlying Indenture.

Prior to December 1, 2026, the Company may redeem the Notes, in whole but not in part, only under certain limited circumstances as set forth in the Indenture. On or after December 1, 2026, the Company may, at its option, redeem the Notes, in whole or in part, on any interest payment date, subject to the receipt of any required regulatory approvals. Any redemption by the Company would be at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.

On March 26, 2003, the Company formed First Citizens Statutory Trust II. The Company issued $7,700 of subordinated debentures to First Citizens Statutory Trust II in exchange for ownership of all the common securities of the First Citizens Statutory Trust II. The Company is not considered the primary beneficiary of First Citizens Statutory Trust II; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $232 and is included in Other assets.

On September 20, 2004, the Company formed First Citizens Statutory Trust III. The Company issued $12,900 of subordinated debentures to First Citizens Statutory Trust III in exchange for ownership of all the common securities of the First Citizens Statutory Trust III. The Company is not considered the primary beneficiary of First Citizens Statutory Trust III; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $387 and is included in Other assets.

On March 23, 2007, the Company formed First Citizens Statutory Trust IV. The Company issued $5,200 of subordinated debentures to First Citizens Statutory Trust IV in exchange for ownership of all the common securities of the First Citizens Statutory Trust IV. The Company is not considered the primary beneficiary of First Citizens Statutory Trust IV; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $155 and is included in Other assets.

In conjunction with the acquisition of Futura Banc Corp. ("Futura") on December 17, 2007, the Company assumed $4,700 of subordinated debentures that were recorded at a fair value of $4,600 at the time of acquisition. On June 15, 2005, Futura issued $2,600 of subordinated debentures to Futura TPF Trust I in exchange for ownership of all the common securities of the trust. On June 15, 2005, Futura issued $2,100 of subordinated debentures to Futura TPF Trust II in exchange for ownership of all the common securities of the trust. The Company is not considered the primary beneficiary of Futura TPF Trust I or Futura TPF Trust II; therefore, the trusts are not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trusts was $148 and is included in Other assets.

For all the debentures mentioned above, interest is payable quarterly. The debentures and the common securities issued by each of the trusts are redeemable in whole or in part on dates specified in the trust indenture document. All of the subordinated debentures mentioned above may be included in Tier 1 capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

(Amounts in thousands, except share data)

NOTE 14 - INCOME TAXES

Income taxes were as follows for the years ended December 31:

	2023	2022	2021
Current	$ 8,256	$ 6,973	$ 5,111
State	68	152	587
Deferred	(675)	483	1,319
Income taxes	$ 7,649	$ 7,608	$ 7,017

Effective tax rates differed from the statutory federal income tax rate of 21% in 2023, 2022 and 2021 due to the following:

	2023	2022	2021
Income taxes computed at the statutory federal tax rate	$ 10,629	$ 9,878	$ 9,988
Add (subtract) tax effect of:			
Nontaxable interest income, net of nondeductible interest expense	(1,938)	(1,666)	(1,315)
Low income housing tax credit	(620)	(679)	(1,402)
Cash surrender value of BOLI	(233)	(207)	(252)
Other	(189)	282	(2)
Income tax expense	$ 7,649	$ 7,608	$ 7,017

Year-end deferred tax assets and liabilities were due to the following:

	2023	2022
Deferred tax assets		
Lease liability	$ 343	—
Allowance for credit losses	7,711	6,106
Deferred compensation	1,155	1,143
Unfunded commitment liability	819	—
Pension costs	—	—
Intangible assets	103	154
Net operating loss carryforward	6	699
Deferred loan fees	576	347
Unrealized loss on securities available for sale	11,633	14,218
Unrealized loss on securities purchased	1,976	1,966
Other	923	295
Deferred tax asset	25,245	24,928
Deferred tax liabilities		
Tax depreciation in excess of book depreciation	(2,625)	(2,124)
Discount accretion on securities	(502)	(244)
FHLB stock dividends	(223)	(822)
Purchase accounting adjustments	(1,841)	(2,220)
Unrealized gain on securities available for sale	—	—
Right of use asset	(343)	—
Prepaids	(314)	(334)
Other	(1,040)	(735)
Deferred tax liability	(6,888)	(6,479)
Net deferred tax asset	$ 18,357	$ 18,449

(Amounts in thousands, except share data)

NOTE 14 - INCOME TAXES (Continued)

At December 31, 2023, the Company had $30 in net operating losses subject to 382 limitations. No valuation allowance was established at December 31, 2023 and 2022, due to the Company's ability to carryforward net operating losses to taxes paid in future years and certain tax strategies, coupled with the anticipated future income as evidenced by the Company's earning potential.

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits.

The Company’s federal tax returns for taxable years through 2019 have been closed for purposes of examination by the Internal Revenue Service.

NOTE 15 - RETIREMENT PLANS

The Company sponsors a savings and retirement 401(k) plan, which covers all employees who meet certain eligibility requirements and who choose to participate in the plan. The matching contribution to the 401(k) plan was $1,608, $1,377 and $1,258 in 2023, 2022 and 2021, respectively. The Company’s matching contribution is 100% of an employee’s first three percent contributed and 50% of the next two percent contributed.

The Company also sponsors a pension plan which is a noncontributory defined benefit retirement plan for all employees who have attained the age of 20 1 ⁄ 2, completed six months of service and work 1,000 or more hours per year. Annual payments, subject to the maximum amount deductible for federal income tax purposes, are made to a pension trust fund. In 2006, the Company amended the pension plan to provide that no employee could be added as a participant to the pension plan after December 31, 2006. In April 2014, the Company amended the pension plan again to provide that no additional benefits would accrue beyond April 30, 2014.

In October 2015, the Company, on behalf of it and its subsidiaries, entered into Pension Shortfall Agreements (the “Shortfall Agreements”) with ten employees of Civista. When the Company ceased accruals to its defined benefit pension plan on April 30, 2014, the circumstances of some participants with limited periods until their anticipated retirement dates would not permit them to use other available alternatives to make up for the shortfall in their expected pension. The Company calculated the total amount of the shortfall for each of the referenced individuals after considering its contributions to other retirement benefits. Pension shortfall expense was $118 in 2023, $145 in 2022 and $135 in 2021. Included in pension shortfall expense was interest expense, totaling $36, $24 and $15 in 2023, 2022 and 2021, respectively, which was also recorded in and credited to the accounts of the ten individuals covered by this plan.

(Amounts in thousands, except share data)

NOTE 15 - RETIREMENT PLANS (Continued)

Information about the pension plan is as follows:

	2023	2022
Change in benefit obligation:		
Beginning benefit obligation	$ 10,123	$ 15,384
Service cost	—	—
Interest cost	454	392
Curtailment gain	—	—
Settlement loss	—	—
Actuarial (gain)/loss	(637)	(3,455)
Benefits paid	(1,921)	(2,198)
Settlement payments	—	—
Ending benefit obligation	8,019	10,123
Change in plan assets, at fair value:		
Beginning plan assets	10,934	15,120
Actual return	940	(1,988)
Employer contribution	—	—
Benefits paid	(1,921)	(2,198)
Settlement payments	—	—
Administrative expenses	—	—
Ending plan assets	9,953	10,934
Funded status at end of year	$ 1,934	$ 811

Amounts recognized in accumulated other comprehensive income (loss) at December 31, consist of unrecognized actuarial loss of $4,506, net of $1,198 tax in 2023 and $5,274, net of $1,402 tax in 2022.

The accumulated benefit obligation for the defined benefit pension plan was $8,019 at December 31, 2023 and $10,123 at December 31, 2022.

The components of net periodic pension expense were as follows:

	2023	2022	2021
Service cost	$ —	$ —	$ —
Interest cost	454	392	378
Expected return on plan assets	(605)	(732)	(574)
Net amortization and deferral	—	—	240
Net periodic pension cost (benefit)	(151)	(340)	44
Additional loss due to settlement	—	—	—
Total pension cost (benefit)	$ (151)	$ (340)	$ 44
Net loss (gain) recognized in other comprehensive income	$ (972)	$ (736)	$ (854)
Total recognized in net periodic benefit cost and other comprehensive loss (before tax)	$ (1,123)	$ (1,076)	$ (810)

The components of net periodic benefit cost other than the service cost component are included in the line item "Other operating expenses" in the Consolidated Statement of Operations.

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $169. The Company incurred settlement costs in 2023, 2022 and 2021 of $0, $0 and $(18), respectively.

(Amounts in thousands, except share data)

NOTE 15 - RETIREMENT PLANS (Continued)

The weighted average assumptions used to determine benefit obligations at year-end were as follows:

	2023	2022	2021
Discount rate on benefit obligation	4.76%	4.95%	2.74%
Long-term rate of return on plan assets	5.53%	4.84%	3.84%
Rate of compensation increase	0.00%	0.00%	0.00%

The weighted average assumptions used to determine net periodic pension cost were as follows:

	2023	2022	2021
Discount rate on benefit obligation	4.95%	2.74%	2.39%
Long-term rate of return on plan assets	4.84%	3.84%	4.44%
Rate of compensation increase	0.00%	0.00%	0.00%

The Company uses long-term market rates to determine the discount rate on the benefit obligation. Declines in the discount rate lead to increases in the actuarial loss related to the benefit obligation.

The expectation for long-term rate of return on the pension assets and the expected rate of compensation increases are reviewed periodically by management in consultation with outside actuaries and primary investment consultants. Factors considered in setting and adjusting these rates are historic and projected rates of return on the portfolio and historic and estimated rates of increases of compensation. Since the pension plan is frozen, the rate of compensation increase used to determine the benefit obligation for 2023, 2022 and 2021 was zero.

The Company's pension plan asset allocation at year-end 2023 and 2022 and target allocation for 2023 by asset category are as follows:

Asset Category	Target Allocation 2024	Percentage of Plan Assets at Year-end 2023	2022
Equity securities	0-30%	20.0%	20.0%
Debt securities	70-100	80.0	80.0
Total		100.0%	100.0%

The Company developed the pension plan investment policies and strategies for plan assets with its pension management firm. The assets are currently invested in seven diversified investment funds, which include four equity funds and three bond funds. The long-term guidelines from above were created to maximize the return on portfolio assets while reducing the risk of the portfolio. The management firm may allocate assets among the separate accounts within the established long-term guidelines. Transfers among these accounts will be at the management firm's discretion based on their investment outlook and the investment strategies that are outlined at periodic meetings with the Company. The expected long-term rate of return on the plan assets was 5.53% in 2023 and 4.84% in 2022. This return is based on the expected return for each of the asset categories, weighted based on the target allocation for each class.

The Company does not expect to make any contribution to its pension plan in 2024. Employer contributions totaled $0 in 2023 and 2022. A decrease in the benefit obligations, offset by a decrease in the fair value of plan assets led to an increase in the funded status from $811 at December 31, 2022 to a funded status of $1,934 at December 31, 2023.

Common/Collective Trust Funds

Common/Collective Trust Funds are valued at the daily net asset value ("NAV") as reported by the funds. These funds are not traded in an active market or exchange, and the NAV per unit is calculated by dividing the net assets of the fund by the number of units outstanding, which includes observable inputs. The method described above may

(Amounts in thousands, except share data)

NOTE 15 - RETIREMENT PLANS (Continued)

produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the pension plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy tables.

Fair Value of Investments in Entities That Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2023 and 2022, respectively:

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/collective trust funds	$ 9,953	N/A	Daily	Daily

December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common/collective trust funds	$ 10,934	N/A	Daily	Daily

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the pension plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Expected benefit payments, which reflect expected future service, are as follows:

2024	$ 315
2025	359
2026	398
2027	431
2028	453
2029 through 2033	3,278
Total	$ 5,234

Supplemental Executive Retirement Plan

Civista established a supplemental executive retirement plan ("SERP") in 2011, which covers key members of management. The SERP was amended and restated effective January 1, 2024. Under the SERP, participants will receive annually, following retirement, a percentage of their base compensations at the time of their retirement for a maximum of ten years. The SERP liability recorded at December 31, 2023, was $4,083, compared to $4,028 at December 31, 2022. The expense related to the SERP was $233, $420 and $404 for 2023, 2022 and 2021, respectively. Distributions to participants made in 2023, 2022 and 2021 totaled $176, $173, and $167, respectively.

(Amounts in thousands, except share data)

NOTE 16 - EQUITY INCENTIVE PLAN

At the Company's 2014 annual meeting, the shareholders adopted the Company's 2014 Incentive Plan ("2014 Incentive Plan"). The 2014 Incentive Plan authorizes the Company to grant options, stock awards, stock units and other awards for up to 375,000 common shares of the Company. There were 60,049 shares available for grants under this plan at December 31, 2023.

No options had been granted under the 2014 Incentive Plan as of December 31, 2023 and 2022.

In recent years, the Board of Directors has awarded restricted common shares to senior officers of the Company. The restricted shares vest ratably over a three-year period following the grant date. The product of the number of restricted shares granted and the grant date market price of the Company's common shares determines the fair value of restricted shares under the Company's 2014 Incentive Plan. Management recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period for the entire award.

During the twelve months ended December 31, 2023, 2022 and 2021, directors of the Company's banking subsidiary, Civista, were paid a retainer in the form of non-restricted common shares of the Company. An aggregate of 11,817, 8,098 and 8,792 common shares were issued to Civista directors in 2022, 2021 and 2021, respectively, as payment of their retainer for their service on the Civista Board of Directors. The issuances were expensed in their entirety when the shares were issued in the amounts of $189, $196 and $196, respectively.

The Company includes share-based compensation for employees as "Compensation expense" in the Consolidated Statements of Operations.

The following is a summary of the status of the Company's restricted shares, and changes therein during the twelve months ended December 31, 2023:

	December 31, 2023	
	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	70,096	$ 21.88
Granted	47,536	21.85
Vested	(30,222)	21.62
Forfeited	(1,740)	21.74
Nonvested at end of period	85,670	21.88

The following is a summary of the status of the Company's awarded restricted shares as of December 31, 2023:

At December 31, 2023			
Date of Award	Shares	Remaining Expense	Remaining Vesting Period (Years)
March 14, 2019	1,924	$ 0	0.00
March 14, 2020	4,265	41	1.00
March 3, 2021	7,776	91	1.00
March 3, 2021	6,793	0	0.00
March 3, 2022	9,554	164	3.00
March 3, 2022	10,421	128	1.00
March 14, 2023	17,103	275	4.00
March 14, 2023	27,834	405	2.00
	85,670	$ 1,104	2.05

(Amounts in thousands, except share data)

NOTE 16 - EQUITY INCENTIVE PLAN (Continued)

During the twelve months ended December 31, 2023, 2022 and 2021, the Company recorded share-based compensation expense of $801, $630 and $506, respectively, and director retainer fees of $182, $189 and $196, respectively, for shares granted under the 2014 Incentive Plan. At December 31, 2023, the total compensation cost related to unvested awards not yet recognized was $1,104, which is expected to be recognized over the weighted average remaining life of the grants of 2.05 years.

NOTE 17 - FAIR VALUE MEASUREMENT

GAAP establishes a hierarchal disclosure framework associated with the level of observable pricing utilized in measuring assets and liabilities at fair value. The three broad levels defined by the hierarchy are as follows: Level 1: Quoted prices for identical assets in active markets that are identifiable on the measurement date; Level 2: Significant other observable inputs, such as quoted prices for similar assets, quoted prices in markets that are not active and other inputs that are observable or can be corroborated by observable market data; Level 3: Significant unobservable inputs that reflect the Company’s own view about the assumptions that market participants would use in pricing an asset.

Securities: The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs)

Equity securities: The Company has two types of equity securities, one is not actively traded in an open market, while the other is listed on an exchange and is less frequently traded. The fair value of equity securities available for sale not actively traded in an open market is determined by using market data inputs for similar securities that are observable. (Level 2 inputs).

Fair value swap asset/liability: The fair value of swap assets and liabilities is based on an external derivative model using data inputs as of the valuation date and classified Level 2.

Collateral Dependent Loans: The Company generally measures impairment on impaired loans based on the fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties. In some cases, management may adjust the appraised value due to the age of the appraisal, changes in market conditions, or observable deterioration of the property since the appraisal was completed. Additionally, management makes estimates about expected costs to sell the property which are also included in the net realizable value. If the fair value of the collateral dependent loan is less than the carrying amount of the loan, a specific reserve for the loan is made in the allowance for loan losses or a charge-off is taken to reduce the loan to the fair value of the collateral (less estimated selling costs) and the loan is included in the table below as a Level 3 measurement.

Mortgage servicing rights: Mortgage servicing rights do not trade in an active market with readily observable market data. As a result, the Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The Company stratifies its mortgage servicing portfolio on the basis of loan type. The assumptions used in the discounted cash flow model are those that the Company believes market participants would use in estimating future net servicing income. Significant assumptions in the valuation of mortgage servicing rights include estimated loan repayment rates, the discount rate, servicing costs, and the timing of cash flows, among other factors. Mortgage servicing rights are classified as Level 3 measurements due to the use of significant unobservable inputs, as well as significant management judgment and estimation.

(Amounts in thousands, except share data)

NOTE 17 - FAIR VALUE MEASUREMENT (Continued)

Assets and liabilities measured at fair value are summarized below.

Fair Value Measurements at December 31, 2023 using:

	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:			
Securities available for sale			
U.S. Treasury securities and obligations of U.S. Government agencies	$ —	$ 67,658	$ —
Obligations of states and political subdivisions	—	338,599	—
Mortgage-backed securities in government sponsored entities	—	212,015	—
Total securities available for sale	—	618,272	—
Equity securities	—	2,169	—
Swap asset	—	12,481	—
Liabilities measured at fair value on a recurring basis:			
Swap liability	—	12,481	—
Assets measured at fair value on a nonrecurring basis:			
Mortgage servicing rights	$ —	$ —	$ 3,018

Fair Value Measurements at December 31, 2022 using:

	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:			
Securities available for sale			
U.S. Treasury securities and obligations of U.S. Government agencies	$ —	$ 61,029	$ —
Obligations of states and political subdivisions	—	317,248	—
Mortgage-backed securities in government sponsored entities	—	237,125	—
Total securities available for sale	—	615,402	—
Equity securities	—	2,190	—
Swap asset	—	16,579	—
Liabilities measured at fair value on a recurring basis:			
Swap liability	—	16,579	—
Assets measured at fair value on a nonrecurring basis:			
Mortgage servicing rights	$ —	$ —	$ 2,689

(Amounts in thousands, except share data)

NOTE 17 - FAIR VALUE MEASUREMENT (Continued)

The following tables presents quantitative information about the Level 3 significant unobservable inputs for assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2023 and 2022.

	Quantitative Information about Level 3 Fair Value Measurements				
December 31, 2023	**Fair Value**	**Valuation Technique**	**Unobservable Input**	**Range**	**Weighted Average**
Mortgage Servicing Rights	$ 3,018	Discounted Cash Flows	Constant Prepayment Rate	4.6% -11%	6%
			Discount Rate	12%	12%

	Quantitative Information about Level 3 Fair Value Measurements				
December 31, 2022	**Fair Value**	**Valuation Technique**	**Unobservable Input**	**Range**	**Weighted Average**
Mortgage Servicing Rights	$ 2,689	Discounted Cash Flows	Constant Prepayment Rate	5% -20%	7%
			Discount Rate	12%	12%

The carrying amount and fair value of financial instruments carried at amortized cost were as follows:

December 31, 2023	**Carrying Amount**	**Total Fair Value**	**Level 1**	**Level 2**	**Level 3**
Financial Assets:					
Cash and due from financial institutions	$ 60,406	$ 60,406	$ 60,406	$ —	$ —
Other securities	29,998	29,998	29,998	—	—
Loans, held for sale	1,725	1,725	1,725	—	—
Loans, net of allowance for loan losses	2,824,568	2,679,988	—	—	2,679,988
Bank owned life insurance	61,335	61,335	61,335	—	—
Accrued interest receivable	12,819	12,819	12,819	—	—
Financial Liabilities:					
Nonmaturing deposits	2,084,216	2,084,216	2,084,216	—	—
Time deposits	900,812	899,443	—	—	899,443
Short-term FHLB advances	338,000	337,267	337,267	—	—
Long-term FHLB advances	2,392	2,419	—	—	2,419
Securities sold under agreement to repurchase	—	—	—	—	—
Subordinated debentures	103,943	101,563	—	—	101,563
Other borrowings	9,859	9,859	—	—	9,859
Accrued interest payable	9,525	9,525	9,525	—	—

(Amounts in thousands, except share data)

NOTE 17 - FAIR VALUE MEASUREMENT (Continued)

December 31, 2022	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Financial Assets:					
Cash and due from financial institutions	$ 43,361	$ 43,361	$ 43,361	$ —	$ —
Other securities	33,585	33,585	33,585	—	—
Loans, held for sale	683	698	698	—	—
Loans, net of allowance for loan losses	2,619,770	2,528,906	—	—	2,528,906
Bank owned life insurance	53,543	53,543	53,543	—	—
Accrued interest receivable	11,178	11,178	11,178	—	—
Financial Liabilities:					
Nonmaturing deposits	2,300,215	2,300,215	2,300,215	—	—
Time deposits	319,769	318,886	—	—	318,886
Short-term FHLB advances	393,700	393,247	393,247	—	—
Long-term FHLB advances	3,578	3,534	—	—	3,534
Securities sold under agreement to repurchase	25,143	25,143	25,143	—	—
Subordinated debentures	103,799	98,513	—	—	98,513
Other borrowings	15,516	15,806	—	—	15,806
Accrued interest payable	668	668	668	—	—

NOTE 18 - COMMITMENTS, CONTINGENCIES AND OFF-BALANCE-SHEET RISK

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.

	2023		2022	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit:				
Lines of credit and construction loans	$ 58,318	$ 668,893	$ 42,184	$ 599,185
Overdraft protection	10	59,489	10	45,182
Letters of credit	821	273	960	630
	$ 59,149	$ 728,655	$ 43,154	$ 644,997

Commitments to make loans are generally made for a period of one year or less. Fixed-rate loan commitments included above had interest rates ranging from 3.5% to 8.5% at December 31, 2023 and 3.25% to 8.00% at December 31, 2022. Maturities extend up to 30 years.

Civista is required to maintain certain reserve balances on hand in accordance with the Federal Reserve Board requirements. The average reserve balance maintained in accordance with such requirements was $0 on December 31, 2023 and December 31, 2022, respectively.

CBI and Civista are parties to various claims and proceedings arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the consolidated balance sheet or results of operations.

(Amounts in thousands, except share data)

NOTE 19 - CAPITAL REQUIREMENTS AND RESTRICTION ON RETAINED EARNINGS

CBI and Civista (collectively, the "Companies") are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary -actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Companies must meet specific capital guidelines that involve quantitative measures of the Companies' assets, liabilities, and certain off-balance-sheet items as calculated under U.S. GAAP, regulatory reporting requirements, and regulatory capital standards. The Companies' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulatory capital standards to ensure capital adequacy require the Companies to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets, common equity Tier 1 capital to total risk-weighted assets, and Tier 1 capital to average assets. Management believes, as of December 31, 2023, that the Companies met all capital adequacy requirements to which they were subject.

As of December 31, 2023, and 2022, the most recent notification from the Federal Reserve Bank categorized Civista as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Civista must maintain minimum total risk-based capital, Tier 1 risk-based capital, common equity Tier 1 risk-based capital, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed Civista's category.

The Company's and Civista's actual capital levels and minimum required capital levels at December 31, 2023 and 2022 were as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2023						
Total Risk Based Capital						
Consolidated	$ 429,080	14.4%	$ 237,604	8.0%	n/a	n/a
Civista	400,047	13.5	236,568	8.0	$ 295,710	10.0%
Tier I Risk Based Capital						
Consolidated	318,322	10.7	178,203	6.0	n/a	n/a
Civista	363,033	12.3	177,426	6.0	236,568	8.0
CET1 Risk Based Capital						
Consolidated	288,895	9.7	133,652	4.5	n/a	n/a
Civista	363,033	12.3	133,069	4.5	192,211	6.5
Leverage						
Consolidated	318,322	8.8	145,489	4.0	n/a	n/a
Civista	363,033	10.0	145,245	4.0	181,556	5.0
2022						
Total Risk Based Capital						
Consolidated	$ 395,125	14.1%	$ 217,681	8.0%	n/a	n/a
Civista	366,377	12.9	219,357	8.0	$ 274,196	10.0%
Tier I Risk Based Capital						
Consolidated	293,164	10.4	163,261	6.0	n/a	n/a
Civista	337,866	11.9	164,517	6.0	219,357	8.0
CET1 Risk Based Capital						
Consolidated	263,736	9.4	122,446	4.5	n/a	n/a
Civista	337,866	11.9	123,388	4.5	178,227	6.5
Leverage						
Consolidated	293,164	8.7	131,479	4.0	n/a	n/a
Civista	337,866	10.0	131,240	4.0	164,050	5.0

(Amounts in thousands, except share data)

NOTE 19 - CAPITAL REQUIREMENTS AND RESTRICTION ON RETAINED EARNINGS (Continued)

CBI's primary source of funds for paying dividends to its shareholders and for operating expense is the cash accumulated from dividends received from Civista. Payment of dividends by Civista to CBI is subject to restrictions by Civista's regulatory agencies. These restrictions generally limit dividends to the current and prior two years retained earnings as defined by the regulations. In addition, dividends may not reduce capital levels below minimum regulatory capital requirements. At December 31, 2023, Civista had $56,886 of net profits available to pay dividends to CBI without requiring regulatory approval.

NOTE 20 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of CBI follows:

	December 31,	
Condensed Balance Sheets	**2023**	**2022**
Assets:		
Cash	$ 8,331	$ 21,812
Equity securities	2,169	2,190
Investment in bank subsidiary	450,791	414,263
Investment in nonbank subsidiaries	3,917	3,236
Other assets	12,354	3,332
Total assets	$ 477,562	$ 444,833
Liabilities:		
Deferred income taxes and other liabilities	$ 1,618	$ 6,199
Subordinated debentures	103,943	103,799
Total liabilities	105,561	109,998
Shareholders' Equity:		
Common stock	311,166	310,182
Accumulated earnings	183,787	156,492
Treasury stock	(75,422)	(73,794)
Accumulated other comprehensive loss	(47,530)	(58,045)
Total shareholders' equity	372,001	334,835
Total liabilities and shareholders' equity	$ 477,562	$ 444,833

	For the years ended December 31,		
Condensed Statements of Operations	**2023**	**2022**	**2021**
Dividends from bank subsidiaries	$ 28,100	$ 26,300	$ 19,900
Dividends from non-bank subsidiaries	1,390	1,150	1,000
Interest expense	(4,849)	(3,781)	(956)
Pension expense	150	340	(47)
Other expense, net	(1,518)	(2,384)	(1,004)
Income before equity in undistributed net earnings of subsidiaries	23,273	21,625	18,893
Income tax benefit	1,309	1,140	425
Equity in undistributed net earnings of subsidiaries	18,382	16,662	21,228
Net income	$ 42,964	$ 39,427	$ 40,546
Comprehensive income (loss)	$ 53,489	$ (27,438)	$ 34,747

(Amounts in thousands, except share data)

NOTE 20 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed Statements of Cash Flows	**For the years ended December 31, 2023**	**2022**	**2021**
Operating activities:			
Net income	$ 42,964	$ 39,427	$ 40,546
Adjustment to reconcile net income to net cash from operating activities:			
Change in other assets and other liabilities	(12,836)	4,587	2,495
Equity in undistributed net earnings of subsidiaries	(18,382)	(16,662)	(21,228)
Net cash provided by operating activities	11,746	27,352	21,813
Investing activities:			
Disposal of minority interest	—	—	11,500
Acquisition and additional capitalization of subsidiary, net of cash acquired	(14,000)	(25,960)	(50,000)
Net cash used in investing activities	(14,000)	(25,960)	(38,500)
Financing activities:			
Proceeds from subordinated debenture, net of issuance costs	—	—	73,386
Purchase of treasury stock	(1,628)	(16,887)	(22,309)
Cash dividends paid	(9,599)	(8,493)	(8,036)
Net cash provided by (used in) financing activities	(11,227)	(25,380)	43,041
Net change in cash and cash equivalents	(13,481)	(23,988)	26,354
Cash and cash equivalents at beginning of year	21,812	45,800	19,446
Cash and cash equivalents at end of year	$ 8,331	$ 21,812	$ 45,800

(Amounts in thousands, except share data)

NOTE 21 - EARNINGS PER COMMON SHARE

The factors used in the earnings per share computation follow.

	2023	2022	2021
Basic			
Net income	$ 42,964	$ 39,427	$ 40,546
Less allocation of earnings and dividends to participating securities	1,583	498	173
Net income available to common shareholders—basic	$ 41,381	$ 38,929	$ 40,373
Weighted average common shares outstanding	15,734,624	15,162,032	15,408,863
Less average participating securities	579,857	191,402	65,648
Weighted average number of shares outstanding used in the calculation of basic earnings per common share	15,154,767	14,970,630	15,343,215
Basic earnings per share	$ 2.73	$ 2.60	$ 2.63
Diluted			
Net income available to common shareholders—basic	$ 41,381	$ 38,929	$ 40,373
Net income available to common shareholders—diluted	$ 41,381	$ 38,929	$ 40,373
Weighted average common shares outstanding used in the calculation of earnings per common share basic	15,154,767	14,970,630	15,343,215
Average shares and dilutive potential common shares outstanding—diluted	15,154,767	14,970,630	15,343,215
Diluted earnings per share	$ 2.73	$ 2.60	$ 2.63

Basic earnings per common share are calculated by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share include the dilutive effect, if any, of additional potential common shares issuable under the equity incentive plan, computed using the treasury stock method.

NOTE 22 - DERIVATIVE HEDGING INSTRUMENTS

To accommodate customer need and to support the Company's asset/liability positioning, on occasion we enter into interest rate swaps with a customer and a bank counterparty. The interest rate swaps are free-standing derivatives and are recorded at fair value. The Company enters into a floating rate loan and a fixed rate swap with our customer. Simultaneously, the Company enters into an offsetting fixed rate swap with a bank counterparty. In connection with each swap transaction, the Company agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on the same notional amount at a fixed interest rate. At the same time, the Company agrees to pay a bank counterparty the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. These transactions allow the Company's customer to effectively convert variable rate loans to fixed rate loans. Since the Company acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts offset each other and do not significantly impact the Company's results of operations unless a significant difference in credit risk emerges between the counterparties at either end of one of the swap contracts. None of the Company's derivatives are designated as hedging instruments.

(Amounts in thousands, except share data)

NOTE 22 - DERIVATIVE HEDGING INSTRUMENTS (Continued)

The Company presents derivative positions gross on the balance sheet for customers and net for financial institution counterparty positions subject to master netting arrangements. The following table reflects the derivatives recorded on the balance sheet as of December 31:

	2023		2022	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Included in other assets:				
Interest rate swaps with loan customers in an asset position	$ 44,773	$ 2,114	$ 6,980	$ 269
Counterparty positions with financial institutions in an asset position	228,873	10,367	212,570	16,310
Total included in other assets		$ 12,481		$ 16,579
Included in accrued expenses and other liabilities:				
Interest rate swaps with loan customers in a liability position	$ 184,100	$ 12,481	$ 205,590	$ 16,579
Counterparty positions with financial institutions in an asset position	—	—	—	—
Counterparty positions with financial institutions in a liability position	—	—	—	—
Total included in accrued expenses and other liabilities		$ 12,481		$ 16,579
Gross notional positions with customers	$ 228,873		$ 212,570	
Gross notional positions with financial institution counterparties	$ 228,873		$ 212,570	

The effect of swap fair value changes on the Consolidated Statement of Operations for the years ended December 31, 2023, 2022 and 2021 are as follows:

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivatives		
		2023	2022	2021
Interest rate swaps related to customer loans	Other income	$ —	$ —	$ 64
Total		$ —	$ —	$ 64

The Company monitors and controls all derivative products with a comprehensive Board of Director approved commercial loan swap policy. All hedge transactions must be approved in advance by the Lenders Loan Committee or the Directors Loan Committee of the Board of Directors. The Company classifies changes in the fair value of derivatives with "Other" in the Consolidated Statements of Operation. Any fees paid to enter the swap contract at inception are recognized in earnings when received. Such fees amounted to $673 and $247 during the years ended December 31, 2023 and 2022, respectively.

The Company did not have any cash or securities pledged as collateral on its interest rate swaps with third party financial institutions at December 31, 2023 or 2022.

(Amounts in thousands, except share data)

NOTE 23 – QUALIFIED AFFORDABLE HOUSING PROJECT INVESTMENTS

The Company invests in qualified affordable housing projects. At December 31, 2023 and 2022, the balance of the Company's investments in qualified affordable housing projects was $15,122 and $14,149, respectively. These balances are reflected in the Other assets line on the Consolidated Balance Sheet. The unfunded commitments related to the investments in qualified affordable housing projects totaled $5,722 and $5,634 at December 31, 2023 and 2022, respectively. These balances are reflected in the Accrued expenses and other liabilities line on the Consolidated Balance Sheet.

During the years ended December 31, 2023, 2022 and 2021, the Company recognized amortization expense with respect to its investments in qualified affordable housing projects of $1,035, $1,086 and $818, respectively, which was included within pre-tax income on the Consolidated Statements of Operations.

Additionally, during the years ended December 31, 2023, 2022 and 2021, the Company recognized tax credits and other benefits from its investments in affordable housing tax credits of $1,655, $1,391 and $1,402, respectively. During the years ended December 31, 2023, 2022 and 2021, the Company did not incur impairment losses related to its investment in qualified affordable housing projects.

NOTE 24 – REVENUE RECOGNITION

The Company accounts for revenues from contracts with customers under ASC 606, Revenue from Contracts with Customers. Revenue associated with financial instruments, including revenue from loans and securities are outside the scope of the new standard and accounted for under existing GAAP. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives and certain credit card fees are also not in scope of the new guidance. Noninterest revenue streams in-scope of ASC 606 are discussed below.

Service Charges

Service charges consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, and other deposit account related fees. The Company's performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Other deposit account related fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

ATM/Interchange Fees

Fees, exchange, and other service charges are primarily comprised of debit and credit card income, ATM fees and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company's debit and credit cards are processed through card payment networks such as Mastercard. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. The Company's performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month.

Wealth Management Fees

Wealth management fees are primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received in the following month through a direct charge to customers' accounts. The Company does not earn performance-based incentives. The Company's performance obligation for these transactional-based services is generally satisfied, and related revenue recognized, at a point in time (i.e., as incurred). Payment is received shortly after services are rendered.

(Amounts in thousands, except share data)

NOTE 24 – REVENUE RECOGNITION (Continued)

Tax Refund Processing Fees

The Company facilitates the payment of federal and state income tax refunds in partnership with a third-party vendor. Refund Transfers ("RTs") are fee-based products whereby a tax refund is issued to the taxpayer after the Company has received the refund from the federal or state government. As part of this agreement the Company earns fee income, the majority of which is received in the first quarter of the year. The Company's fee income revenue is recognized based on the estimated percent of business completed by each date.

Other

Other noninterest income consists of other recurring revenue streams such as check order fees, wire transfer fees, safety deposit box rental fees, item processing fees and other miscellaneous revenue streams. Check order income mainly represents fees charged to customers for checks. Wire transfer fees represent revenue from processing wire transfers. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Item processing fee income represents fees charged to other financial institutions for processing their transactions. Payment is typically received in the following month.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2023, 2022 and 2021.

	For the years ended December 31,		
	2023	**2022**	**2021**
Noninterest Income			
In-scope of Topic 606:			
Service charges	$ 7,206	$ 7,074	$ 5,905
ATM/Interchange fees	5,880	5,499	5,443
Wealth management fees	4,767	4,902	4,857
Tax refund processing fees	2,375	2,375	2,375
Other	10,220	4,686	1,055
Noninterest Income (in-scope of Topic 606)	30,448	24,536	19,635
Noninterest Income (out-of-scope of Topic 606)	6,715	4,540	11,817
Total Noninterest Income	$ 37,163	$ 29,076	$ 31,452

NOTE 25 - LEASES

We have operating leases for several branch locations and office space. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. We also lease certain office equipment under operating leases. Many of our leases include both lease (e.g., minimum rent payments) and non-lease (e.g., common-area or other maintenance costs) components. The Company accounts for each component separately based on the standalone price of each component. In addition, we have several operating leases with lease terms of less than one year and therefore, we have elected the practical expedient to exclude these short-term leases from our right-of-use (ROU) assets and lease liabilities.

Most leases include one or more options to renew. The exercise of lease renewal options is typically at our sole discretion. The majority of renewals to extend the lease terms are included in our ROU assets and lease liabilities as they are reasonably certain of exercise.

As most of our leases do not provide an implicit rate, we use the fully collateralized FHLB borrowing rate, commensurate with the lease terms based on the information available at the lease commencement date in determining the present value of the lease payments.

(Amounts in thousands, except share data)

NOTE 25 – LEASES (Continued)

The balance sheet information related to our operating leases were as follows as of December 31, 2023 and 2022:

	Classification on the Consolidated Balance Sheet	December 31, 2023	December 31, 2022
Assets:			
Operating lease	Other assets	$ 1,632	$ 2,108
Liabilities:			
Operating lease	Accrued expenses and other liabilities	$ 1,632	$ 2,108

The cost components of our operating leases were as follows for the periods ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Lease cost		
Operating lease cost	$ 499	$ 445
Short-term lease cost	160	182
Sublease income	(26)	(29)
Total lease cost	$ 633	$ 598

Maturities of our lease liabilities for all operating leases for each of the next five years and thereafter is as follows:

2024	$ 635
2025	459
2026	412
2027	292
2028	-
Thereafter	-
Total lease payments	$ 1,798
Less: Imputed Interest	166
Present value of lease liabilities	$ 1,632

The weighted average remaining lease terms and discount rates for all of our operating leases were as follows as of December 31, 2023:

Weighted-average remaining lease term - operating leases (years)	4.29
Weighted-average discount rate - operating leases	2.89%

The Company is the lessor of equipment under operating leases to a wide variety of customers, from commercial and industrial to government and healthcare. The operating lease assets are presented on the balance sheet as Premises and equipment. The Company records lease revenue over the term of the lease and retains ownership of the related assets which are depreciated over the estimated useful life, normally two to six years.

The Company also leases equipment to customers under direct financing leases. At the inception of each lease, the lease receivables, together with the present value of the estimated unguaranteed residual values are presented on the balance sheet as Loans. The excess of the lease receivables and residual values over the cost of the equipment is recorded as unearned lease income and will be recognized over the lease term, normally two to six years as well.

This page left blank intentionally.

This page left blank intentionally.

This page left blank intentionally.

Shareholder Information

Annual Meeting of the Civista Bancshares, Inc. Shareholders
Tuesday, April 16, 2024 | 10:00 AM EDT
The Cedar Point Center | BGSU Firelands
1 University Drive | Huron, OH 44839

Investor Information

Corporate and investor information, including news releases, investor presentations, corporate responsibility report, governance documents, proxy statements and SEC filings are available from our investor relations site at www.civb.com.

NASDAQ Exchange | Symbol CIVB

Stock Registrar and Transfer Agent

We encourage you to access your account(s) online at www.amstock.com. Here you can easily initiate a number of transactions and inquires as well as access important details about your portfolio and general stock transfer information.

- Update your mailing address
- Access statement information
- Print a duplicate 1099 form
- Consolidate accounts
- Enroll in our Direct Stock Purchase Plan
- Request a replacement dividend check
- Download stock transfer form

By mail or phone, contact our Transfer Agent:
Civista Bancshares, Inc.
c/o Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC) ("Equiniti")
6201 15th Avenue | Brooklyn, NY 11219
800.937.5449; outside of U.S. 718.921.8124

Corporate Headquarters

Civista Bancshares, Inc.
100 East Water Street
Sandusky, OH 44870
419.625.4121 | 888.645.4121



Civista Bancshares, Inc.
100 East Water Street | P.O. Box 5016 | Sandusky, OH 44870
419.625.4121 | 888.645.4121
NASDAQ: CIVB | civb.com